

Connecting the Dots

BROOKE CORPORATION 2006 ANNUAL REPORT

BROOKE

PERFORMANCE GRAPH

The following graph sets forth for the period beginning in November 2002 and ending on December 31, 2006, on a quarterly basis, the cumulative total shareholder return to our shareholders, as well as the cumulative total return of The NASDAQ Composite Index, and the cumulative total return of a peer group of issuers selected by us in good faith consisting of DCAP Group, Inc., U.S.I. Holdings, Inc., Brown & Brown, Inc., Hilb Rogal & Hobbs Company and Hub International Limited, insurance brokers and other distributors of insurance products and services. The performance graph assumes that $100 was invested at the market close on November 14, 2002 for the Company and on October 31, 2002 for the NASDAQ and peer group indices, and that dividends were reinvested.



BROOKE BROKERAGE
AGENTS WILL DOMINATE
MORE TO COME
PURCHASING POWER
$1,200
$1,000
$800
$600
$400
$200
$0
11/02
12/02
3/03
6/03
9/03
12/03
3/04
6/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
BROOKE CORPORATION
Brooke Corporation
NASDAQ Composite
Peer Group

CUMULATIVE TOTAL RETURN

	11/02	12/02	3/03	6/03	9/03	12/03	3/04	6/04	9/04	12/04	3/05	6/05	9/05	12/05	3/06	6/06	9/06	12/06
BROOKE	100.00	43.33	110.67	167.84	174.91	210.27	409.41	755.12	828.83	1043.92	508.84	571.54	622.34	631.58	494.42	553.53	607.50	546.88
NASDAQ	100.00	99.04	93.45	113.09	126.57	141.75	143.44	146.14	140.03	161.77	151.92	154.56	163.24	162.73	174.96	163.45	169.63	176.56
PEER	100.00	100.20	91.02	97.91	94.01	96.78	113.70	120.07	120.35	114.61	119.92	119.14	130.29	151.33	165.03	145.05	155.81	153.86

HIGHLIGHTS OF THE FINANCIAL YEAR 2006

TOTAL ASSETS
(in millions of dollars)


300
250
200
150
100
50
0
323.4
135.2
108.5
56.9
2006
2005
2004
2003

EMPLOYEES


600
500
400
300
200
100
0
572
647
600
402
2006
2005
2004
2003

FRANCHISE LOCATIONS


700
600
500
400
300
200
100
0
737
552
370
234
2006
2005
2004
2003

TOTAL REVENUES
(in millions of dollars)


180
150
120
90
60
30
0
179.7
145.4
101.9
66
2006
2005
2004
2003

TOTAL EARNINGS
(in millions of dollars)


10
8
6
4
2
0
10.7
9.7
6.7
4.2
2006
2005
2004
2003

STOCKHOLDER'S EQUITY
(in millions of dollars)


50
40
30
20
10
0
56.5
41.5
7.3
5.8
2006
2005
2004
2003

Contents

This annual report contains forward-looking statements that are based upon currently available information, expectations, estimates and projections regarding the Company, the industries and markets in which its subsidiaries operate, and the assumptions and beliefs of management. These statements involve certain risks, are not guarantees of future performance and are subject to uncertainties, contingencies and change. Actual outcomes and results could materially differ from what is expressed, implied or forecast in these forward-looking statements due to factors described herein and in reports and registration statements filed by the Company with the Securities and Exchange Commission.

FINANCIAL SUMMARY

FOR THE YEARS ENDED DECEMBER 31

	2006	2005	2004	2003	2002
TOTAL REVENUES (IN THOUSANDS US DOLLARS)	179,695	145,418	101,923	65,967	40,395
TOTAL ASSETS (IN THOUSANDS US DOLLARS)	323,389	135,239	108,487	56,858	28,355
TOTAL STOCKHOLDERS' EQUITY (IN THOUSANDS US DOLLARS)	56,528	41,461	7,336	5,779	3,041
NET INCOME (IN THOUSANDS US DOLLARS)	10,742	9,705	6,694	4,160	1,450
LOANS OUTSTANDING (IN THOUSANDS US DOLLARS)	483,278	277,414	183,384	112,732	60,353
# OF FRANCHISE LOCATIONS	737	552	370	234	163
BOOK VALUE PER COMMON SHARE	3.24	3.17	0.57	0.40	0.10
BASIC NET INCOME PER SHARE	0.79	0.89	0.69	0.42	0.14
DILUTED NET INCOME PER SHARE	0.76	0.86	0.65	0.41	0.14

Franchising Focus

Our company is a franchisor of independent agency businesses that sell insurance and banking services. Although our franchising activities have spawned a lending business, banking business and brokerage business that supply products and services to our franchisees, Brooke is first and foremost a franchisor.



Robert Orr

Chief Executive Officer and
Chairman, Brooke Corporation

Dear Stockholders:

Connecting the Dots

My personal focus in 2006 was on improving communication and doing a better job of telling the Brooke story. To do this, I compiled a set of power point slides to Connect the Dots. I used these slides to communicate the Brooke story to employees in a series of 2006 meetings and to franchisees in a speech at our 2006 annual convention. To help stockholders better understand our company, we have included a summary of these Connect the Dots slides in our annual report.

Franchising Focus

Our company is a franchisor of independent agency businesses that sell insurance and banking services. Although our franchising activities have spawned a lending business, banking business and brokerage business that supply products and services to our franchisees, Brooke is first and foremost a franchisor. As such, the Connect the Dots slides focus on franchising.

An emphasis in 2006 was on structuring our organization so Brooke Corporation management could focus on its core business of franchising without distractions from operating the lending, banking and brokerage businesses. This is one of the primary reasons why we have planned to divide our lending and banking activities into separate organizations (Oakmont Acquisition Corp. and First American Capital Corporation, respectively) with separate management, cultures, boards of directors and stockholders. I am very optimistic about the future of our lending and banking activities, and that is why Brooke Corporation plans to remain a significant investor in these businesses, although not an operator of these businesses.

Franchise Results

2006 was a challenging year for our franchising business. Although franchising was solidly profitable in 2006, our expectations at the beginning of the year were higher. Most of the commissions generated by our franchisees result from the sale of auto and home insurance policies. The premium rates on these types of policies have been declining and, generally speaking, because franchisees are typically paid commissions based on premium amounts, the commission income received by franchisees has also been declining. Additionally, franchisee expenses have generally been increasing as the result of an increasing interest rate environment. As a result, Brooke invested more personnel and marketing resources than expected assisting franchisees in 2006.

We believe that the general industry and economic circumstances our franchisees faced in 2006 will moderate in future years. We also believe our franchisees are generally better disciplined and more productive as the result of dealing with a difficult set of circumstances in 2006.

Shawn Lowry has been in charge of Brooke Corporation's overall franchising activities for several years. Shawn is a capable and experienced franchise executive with ultimate responsibility for franchise results.

Franchise Recruitment

The recruitment of new franchisees is important to meeting our performance objectives. As I have noted in previous communications, we expect franchise locations to exceed 1,000 by the end of 2007. Kyle Garst manages the sale of start up and corporate developed franchise locations. Kyle has been an important part of our organization for many years and has built an impressive franchise sales consulting team. Chad Maxwell is an experienced deal maker with primary responsibility for the sale of converted franchise locations. Another capable executive, Michele Friscia, provides the special marketing support required by Kyle, Chad and the rest of the sales consultants.

We are a franchisor and we make local ownership possible.

Franchise Relations

The success of existing franchisees is also important to meeting our performance objectives. As I have noted in previous communications, we succeed when our franchisees succeed. Dane Devlin was our company's first hire more than 20 years ago and has the responsibility for providing assistance to franchisees. Because of the general market conditions on the previous page, Dane had his hands full in 2006. As our franchise network grew in 2006, regional vice presidents Susan Merisko, Warren Kuberry, Jim Bailey and Joe Craven assembled teams of local area managers so we could have more "boots on the ground" to assist our franchisees. Business training is important to the success of franchisees and, in 2006, Dane spearheaded a major overhaul of the Brooke academy curriculum that will be implemented on March 31, 2007.

Franchise Support

Backroom support, and the associated economies of scale, provided from our Phillipsburg campus is important to franchisees. In 2006, the Phillipsburg campus was expanded to include a new 25,000 square foot advertising center that is located across the street from our existing 22,000 square foot processing center. The allocation of commissions and imaging of documents for franchisees are performed at the processing center, and the coordination of advertising and facility services for franchisees is performed at the advertising center. Long-time employee, Leland Orr, is general manager of the Phillipsburg campus.

Lending Business

Brooke Credit Corporation had a good year in 2006 as its loan portfolio increased approximately 74 percent to $483 million. Additional capital is typically required to support loan portfolio growth. Brooke Corporation supplied additional equity capital to Brooke Credit in 2006, but has encouraged Brooke Credit to seek equity capital from other investors. Accordingly, Brooke Corporation recently agreed to merge Brooke Credit into Oakmont Acquisition Corp., resulting in Brooke Credit becoming a public company with Brooke Corporation as its largest shareholder. We believe this transaction will improve Brooke Credit's prospects to raise additional equity capital in the future. Michael Lowry has managed the lending business for many years and deserves credit for turning it into a profitable and substantial business.



Banking Business

In 2006, Brooke Corporation received approval from the Office of Thrift Supervision to acquire Brooke Savings Bank. I believe that Brooke Savings Bank represents a tremendous opportunity for our organization because Brooke franchisees will provide an inexpensive distribution channel for Brooke Savings Bank while increasing the value of a Brooke franchise to independent insurance agents.

In 2006, Brooke Corporation also closed on the acquisition of a controlling ownership interest in First American Capital Corporation, a Kansas-based public company with a life insurance company subsidiary. Similar to the rationale for acquiring Brooke Savings Bank, the Brooke franchise network will provide an inexpensive distribution channel for the sale of life insurance by First American.

Recently, agreements were executed (subject to regulatory approvals) to transfer ownership of Brooke Savings Bank to First American, a public company subsidiary of Brooke Corporation, from Brooke Brokerage, a private company subsidiary of Brooke Corporation. We believe this transfer makes business sense because we believe that the sale of life insurance is a good fit with the sale of banking services, and because we believe that First American, as a public company, is better positioned to access capital markets to support the growth of Brooke Savings Bank.



Brokerage Business

The performance of Brooke Brokerage Corporation exceeded our expectations in 2006. The improved performance was entirely the result of expanding MGA/E&S insurance brokerage activities into MGA/E&S loan brokerage. Mike Hess and his excellent team nearly doubled Brooke Brokerage's profits in 2006. As part of our agreement to acquire First American stock, we agreed to transfer MGA/E&S loan brokerage activities to First American's brokerage unit and Mike has become a First American senior executive.

Corporate Services

The last part of 2006 was an exceptionally busy time for our corporate staff as they worked with regulators, accountants, consultants, investors and investment bankers to complete all the transactions summarized above. My heartfelt appreciation goes to Anita Larson, Jim Ingraham and Kendra Butler, their co-workers, and families for the many extra hours these individuals spent at the office during recent months.

Leland has been exceptionally busy, serving as both chief financial officer and Phillipsburg campus manager. However, his CFO-related responsibilities are expected to decrease as we recruit separate CFOs for the lending business (Oakmont Acquisition Corp.) and banking business (First American Capital Corporation).

Sprint to 2007

A four-year internal profitability objective was set in 2003 that focused our entire organization on 2007. We are nearing the finish line of this four-year planning period, as reflected by our 2006 motto of "Sprint to 2007". I look forward to the rest of 2007!

Yours truly,

Robert D. Orr
Chairman, CEO and Founder
Brooke Corporation





THE BOARD OF DIRECTORS

Anita Larson
Chief Operating Officer,
Brooke Corporation

- Previously served as general counsel for Brooke
- Vice President and counsel for the Equitable Life Assurance Society of the United States, New York, New York

Leland Orr
Chief Financial Officer,
Brooke Corporation

- Processing Center manager, 1995-Present
- President of Brooke State Bank of Jewell, KS, 1991-1994



Shawn Lowry
Vice President,
Brooke Corporation

- President and CEO, Brooke Franchise Corporation, May 2006-Present
- President of Brooke Franchise Corporation, 2003-2006
- National Sales manager, 2000-2003
- Missouri State manager, 1998-2000
- Corporate Sales representative, 1996-1998



John Allen
Director, Brooke Corporation

- Chief Operating Officer of the Cincinnati Reds, 1995-Present
- Previously managing executive of the Cincinnati Reds
- Director of Business Operations for the Columbus Clippers
- Senior Vice President of GRA, Inc.



Derrol Hubbard
Director, Brooke Corporation

- Real Estate Development Manager for R.D. Hubbard Enterprises, Inc
- Served in various management capacities with several real estate, gaming and venture capital companies



Joe Barnes
Director, Brooke Corporation

- Practicing medical physician since 1985
- Medical practice owner
- Community leader
- Economic Development Committee member



Mitch Holthus
Director, Brooke Corporation

- 13 year "Voice of the Kansas City Chiefs"
- Television host and play-by-play for Division I college basketball and NFL
- 8 time "Kansas Sportscaster of the Year"
- Owns own business featuring talent, marketing and motivational services
- Board of Directors, National Association of Sportscasters and Sportswriters
- Board of Trustees (elect), Southwestern College

01


GENERATIONS

January 2006 ...
Brooke Corporation agrees to acquire Generations Bank
Brooke announced they have signed a definitive agreement to acquire all of the capital stock of Generations Bank from Kansas City Life Insurance Company. Orr noted that Generations Bank's current business model is to provide insurance customers access to banking services through the independent insurance agents contracted with Kansas City Life Insurance Company. After closing, Orr expects Generations Bank to offer banking services through independent insurance agents contracted with Brooke Franchise Corporation, the insurance agency subsidiary of Brooke Corporation.

03



March 2006 ...
Year End Results Announced
Brooke announces year end results that include an increase in franchise locations: from 370 on December 31, 2004, to 522 on December 31, 2005. The annual loan portfolio also increased by 51 percent.

04



April 2006 ...
Shawn Lowry and Mitch Holthus elected to Board of Directors
Brooke Corporation announces that Mitch Holthus and Shawn Lowry were elected to its board of directors at the annual meeting of shareholders in Overland Park. Holthus and Lowry become the seventh and eighth members of the board. "Shawn and Mitch have been vital to Brooke Franchise Corporation's growth and success and we are excited to have them bring their experience and expertise to the parent board," said Robert D. Orr, chairman and chief executive officer of Brooke Corporation.

05


INSWEB

May 2006 ...
Brooke Franchise Corporation acquires InsWeb Retail Insurance Business
Lowry announced the acquisition of all property and casualty retail customer accounts from InsWeb Insurance Services. These auto and homeowners policies were written through InsWeb's Web site. Most of the acquired accounts are located in geographical areas where Brooke franchises are located and Brooke Franchise plans to sell these accounts to existing franchisees who want to generate additional revenues. Brooke Franchise also acquired from InsWeb a significant amount of account information that provides cross selling and other opportunities to Brooke franchisees. This marketing information will be analyzed by Brooke's advertising center and distributed to local franchisees in a manner that protects customer privacy.

06



June 2006 ...
Brooke Corporation Participates in Sandler O'Neill's 2006 Financial Services Conference
Shawn Lowry, Director and Vice President of Brooke Corporation, and President and Chief Executive Officer of its insurance agency subsidiary, Brooke Franchise Corporation, participated in Sandler O'Neill's 2006 Financial Services Conference, featuring insurance and efinance companies in New York City.

07



July 2006 ...

Brooke Franchise Corporation opens new Advertising Center on July 31

Leland G. Orr, general manager of Brooke Franchise Corporation's Phillipsburg, Kan. campus, announced the July 31 opening of the new Brooke advertising center facility at 195 State Street in Phillipsburg. The 25,000 square foot advertising center will be a part of Brooke's Phillipsburg campus, which provides basic services to Brooke franchisees that include commissions processing, document imaging, facility support and advertising assistance. The facility features five work and retail areas including: 1) professionals' work space, 2) materials showroom, 3) merchandise store, 4) print shop and, 5) video production studio

08


Business Insurance

August 2006 ...

Brooke Credit Corporation completes $52.3 Million Loan Securitization of Insurance Agency Loans

Michael Lowry, president and chief executive officer of Brooke Credit Corporation, announced the issuance of approximately $52.3 million in asset-backed securities through Brooke Securitization Company 2006-1, LLC. These securities are backed by commercial loans made to insurance agents.

Brooke Franchise Corporation Ranked No. 22 Among Top 100 U.S. Insurance Brokers

Business Insurance magazine named Brooke Franchise Corporation, the 22nd largest broker of U.S. business, according to its July 17, 2006 issue.

09



September 2006 ...

Brooke Corporation Announces Sale of Convertible Preferred Stock

Brooke Corporation announces the sale of 20,000 shares, representing $20 million stated value, of its newly designated Perpetual Convertible Preferred Stock Series 2006, coupled with warrants, to an accredited institutional investor in a negotiated private placement transaction. Antaeus Capital, Inc. served as the placement agent for the offering.

Brooke Credit Corporation Secures $80 Million in Additional Financing

Brooke Credit announced it has successfully secured an $80 million revolving warehouse facility from Fifth Third Bank, headquartered in Cincinnati, Ohio. The new warehouse facility will be used to temporarily fund loans made to insurance agencies and related businesses until the loans are securitized.

10



October 2006 ...

Johnny Bench, Robert Orr Presentations Highlight Brooke National Franchise Convention

Brooke Corporation recently wrapped up activities at its second national franchise convention, held Oct. 22-24 at the South Point Casino and Hotel in Las Vegas. Nearly 1,000 Brooke franchisees, employees, directors and stockholders from across the country were on hand to participate in the three-day event.

Brooke Corporation Agrees to Acquire Controlling Interest in First American Capital Corporation

Brooke Corporation announced that it has entered into a definitive agreement to acquire 55 percent of the common stock of First American Capital Corporation for $3 million in cash and future performance-related consideration. The closing of the transaction is subject to regulatory approvals and standard closing conditions, and is expected to occur during the fourth quarter of this year.

11



November 2006 ...

Brooke Credit Corporation Closes $45 Million Debt Offering

Michael Lowry, president and chief executive officer of Brooke Credit Corporation, announced Brooke Credit has closed a private placement debt offering consisting of $45 million in fixed rate notes, coupled with warrants, to a group of accredited institutional investors. No principal payments are required until scheduled maturity in April 2013. Morgan Joseph & Co. Inc. served as the sole transaction advisor and placement agent for the debt offering.

12


Entrepreneur
28TH ANNUAL
FRANCHISE
500

December 2006 ...

Brooke Franchise Corporation Among Entrepreneur Magazine's Top 500 Franchises

Entrepreneur magazine recently named Brooke Franchise Corporation, No. 37 among its top 500 franchise opportunities, according to its 28th annual Franchise 500® survey. The ranking represents a 17-position climb. Brooke Franchise was also listed as the No. 1 miscellaneous financial services franchise for the fourth consecutive year, and the 17th fastest growing franchise, a seven-position climb. The Entrepreneur survey is considered one of the most comprehensive rankings available and is based on numerous factors including financial strength and stability, growth rate, and size of system.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Amounts in this section have been rounded to the nearest thousand, except percentages, ratios, per share data, numbers of franchise locations and numbers of businesses. Unless otherwise indicated, or unless the context otherwise requires, references to years in this section mean our fiscal years ended December 31.

General

Our primary business activity is insurance sales through franchisees and most of our revenues are generated from commissions paid on the sale of insurance. Commission revenues typically represent a percentage of insurance premiums paid by policyholders. Premium amounts and commission percentage rates are established by insurance companies, so we have little or no control over the commission amount generated from the sale of a specific insurance policy. Our business also includes lending to businesses that sell insurance and related services. Unlike commission revenues, lending interest rates are typically set by us, although competitive forces are important limiting factors when establishing rates.

Brooke Franchise Most of our revenues are from commissions paid to Brooke Franchise, our wholly owned franchise subsidiary, by insurance companies for the sale of insurance policies on a retail basis through exclusive franchisees. Brooke Franchise primarily relies on the recruitment of additional franchisees to increase retail insurance commission revenues. Brooke Franchise's franchisees typically sell property and casualty insurance, such as automobile, homeowners and business owners insurance products. Brooke Franchise also consults with business sellers and lenders.

Brooke Credit Our wholly owned finance subsidiary generates most of its revenues from interest income resulting from loans held on our balance sheet in the form of inventory loans held for sale and from gains on sale of loans when they are removed from our balance sheet. Most of Brooke Credit's loans have been made to Brooke Franchise's franchisees, although an increasing share of loans have been made to insurance related businesses that are not franchisees. Brooke Credit funds its loan portfolio primarily through the sale of loan participation interests to other lenders, sale of securities, backed by loan assets, to accredited investors, and on-balance sheet funding from cash and short-term lines of credit. In February 2007, we entered into an agreement by which Brooke Credit will merge with Oakmont Acquisition Corp resulting in Brooke Credit becoming a public company with us as its largest shareholder. The transaction is subject to Oakmont shareholder approval and other closing conditions.

Brooke Brokerage Our wholly owned subsidiary is a holding company for businesses expected to benefit from the insurance agent distribution network of Brooke Franchise. Brooke Brokerage's insurance and loan brokerage subsidiary, CJD & Associates, L.L.C., generates revenues from commissions paid by insurance companies for the sale of hard-to-place and niche insurance policies on a wholesale basis through our franchise agents and other insurance agents. In 2005 and 2006, CJD & Associates also used its industry contacts and expertise in insurance brokerage to broker loans for, and consult with, general insurance agencies specializing in hard-to-place insurance sales. In January 2007, we purchased 100% of the capital stock of Brooke Savings Bank (formerly Generations Bank) for the purpose of offering banking services for sale through our franchise agents and other insurance agents.

First American Capital Corporation In December 2006 and January 2007, we acquired approximately 55% (on a fully diluted basis) of the common stock of First American, the parent company of First Life America Corporation, a Kansas domiciled life insurance company. We plan to offer the life insurance and annuity products of First Life America Corporation through our franchise agents and other insurance agents. Subject to regulatory approvals and other closing conditions, in February 2007, First American agreed to acquire Brooke Savings Bank from Brooke Brokerage. The acquisition of ownership interests in Brooke Savings Bank and First Life America Corporation subsidiaries is part of a strategy to enable our franchisees to sell additional products and services that complement the standard property and casualty insurance policies they typically offer. In connection with the transaction by which we acquired shares of First American Common Stock, Brooke Capital Advisors, Inc. a subsidiary of First American Capital Corporation that was formerly known as First Life Brokerage, Inc., began operating a managing general agency loan brokerage and consulting business in December 2006, with respect to new consulting and collateral preservation services, and CJD & Associates ceased offering such services to new customers at that time. Brooke Capital Advisors, Inc. has expanded such business in 2007 to include similar services for funeral home businesses and loans related thereto and CJD & Associates is no longer engaged in this business.

Results of Operations

Our consolidated results of operations have been significantly impacted by expansion of franchise locations in recent years. The following table shows income and expenses (in thousands, except percentages and per share data) for the years ended December 31, 2006, 2005 and 2004, and the percentage change from year to year.

	Year Ended December 31, 2006	2006 % Increase (decrease) over 2005	Year Ended December 31, 2005	2005 % Increase (decrease) over 2004	Year Ended December 31, 2004
Operating Revenues					
Insurance commissions	$ 102,032	17%	$ 86,872	36%	$ 63,904
Interest income (net)	19,656	90	10,360	104	5,072
Consulting fees	9,908	102	4,916	(6)	5,236
Gain on sale of businesses	3,059	(1)	3,091	(41)	5,261
Initial franchise fees for basic services	31,770	64	19,375	120	8,795
Initial franchise fees for buyers assistance plans	3,137	(69)	10,133	25	8,122
Gain on sale of notes receivable	7,423	0	7,435	200	2,475
Insurance premiums earned	660	(19)	811	102	401
Policy fee income	535	(66)	1,581	(21)	2,003
Other income	1,515	80	844	29	654
Total operating revenues	179,695	24	145,418	43	101,923
Operating Expenses					
Commission expense	79,462	19	66,957	35	49,600
Payroll expenses	30,269	6	28,615	42	20,151
Depreciation and amortization expense	2,411	0	2,432	(3)	2,504
Insurance loss and loss expense	708	—	(60)	(253)	(17)
Other operating expenses	39,702	49	26,665	62	16,444
Other operating interest expense	3,125	47	2,122	129	927
Total operating expenses	155,677	23	126,731	41	89,609
Income from operations	24,018	29	18,687	52	12,314
Interest expense	6,709	80	3,721	59	2,340
Minority interest in subsidiary	575	—			
Income before income taxes	16,734	12	14,966	50	9,974
Income tax expenses	5,992	14	5,261	60	3,280
Net income	$ 10,742	11%	$ 9,705	45	$ 6,694
Basic net income per share	$ 0.79	(11)%	$ .89	29	$ 0.69
Diluted net income per share	$ 0.76	(12)%	$ .86	32	$ 0.65

Operating revenue is expected to continue to increase as a result of opening new franchise locations in 2007. The increases in total operating revenues, and most of the individual revenue categories that make up total operating revenues, are primarily attributable to the continued expansion of franchise operations in recent years. The increases in interest income (net) primarily resulted from increased loan origination activities, increases in the amount of loans held in inventory for eventual sale and increases in retained interest from loans sold.

Expenses are also expected to continue to increase as a result of opening new franchise locations in 2007. The increases of commission expense are primarily attributable to increases in insurance commissions received from insurance companies, because a share of insurance commissions is typically paid to franchisees. Payroll expenses, which include wages, salaries, payroll taxes and compensated absences expenses increased primarily as a result of the expansion of our franchise operations. Payroll expenses, as a percentage of total operating revenue, were approximately 17% in 2006, 20% in 2005 and 20% in 2004. Other operating expenses, which include advertising, rent, travel, lodging, and office supplies, increased at a faster rate than total operating revenues in 2006 primarily as the result of increases in advertising expenses, company owned stored expenses (See *Franchise Services Segment*, below) and collateral preservation expenses (See *Lending Services Segment*, below). Other operating expenses, as a percentage of total operating revenue, were approximately 22% in 2006, 18% in 2005 and 16% in 2004.

The increases in other operating interest expense are primarily attributable to interest paid on bank lines of credit. We use these lines of credit to fund our loans until we sell them in a securitization. We consider line of credit, bond and debenture interest expense to be an operating expense because the proceeds from the lines of credit, bonds and debentures are used to partially fund our lending activities.

We consider interest expense, other than line of credit, bond and debenture interest expense, to be a non-operating expense. Interest expense increased primarily as a result of increased debt to commercial banks, which was incurred primarily to capitalize our operating subsidiaries and to fund the over-collateralization of our warehouse facilities and securitizations.

Net income increased primarily as the result of increasing loan originations and loan balances resulting in increased loan interest and other loan related revenues. Net income per share for 2006 decreased primarily because an offering of common stock in August 2005 increased the number of outstanding shares by a larger percentage than the increase in net income. Net income per share also decreased as the result of adjusting the diluted earnings per share calculation to reflect the anticipated issuance of 1,176,000 shares of common stock that may result from our offering of perpetual convertible preferred stock that took place in the third quarter of 2006.

The following table shows selected assets and liabilities (in thousands, except percentages) as of December 31, 2006, 2005 and 2004, and the percentage change from year to year.

	As of December 31, 2006	2006 % Increase (decrease) over 2005	As of December 31, 2005	2005 % Increase (decrease) over 2004	As of December 31, 2004
Investments	$ 18,027	—	$ —	—	$ —
Customer receivable	20,666	103	10,203	61	6,340
Notes receivable	164,153	272	44,178	(1)	44,801
Interest earned not collected on notes	3,401	146	1,382	69	819
Other receivables	1,601	(2)	1,627	31	1,239
Securities	50,322	13	44,682	150	17,889
Deferred charges	11,094	1,324	779	(7)	839
Accounts payable	12,944	74	7,433	3	7,238
Payable under participation agreements	26,849	147	10,857	343	2,452
Policy and contract liabilities	20,184	—	—	—	—
Premiums payable	6,925	38	5,015	(22)	6,441
Debt	177,793	181	63,170	(22)	80,482
Minority interest in subsidiary	5,464	—	—	—	—

Our December, 2006 acquisition of a controlling interest in First American Capital Corporation has resulted in a new asset category for investments and a new liability category for policy and contract liabilities to account for the life insurance and annuity operations of First American Capital Corporation's life insurance company subsidiary. A balance sheet account has also been established to reflect the interests of First American Capital Corporation's minority shareholders.

Customer receivables primarily include amounts owed to Brooke Franchise by our franchisees and increased primarily from continued expansion of our franchise operations, especially the producer development program typically associated with start up franchises. A loss allowance exists for Brooke Franchise's credit loss exposure to these receivable balances from franchisees (See *Franchise Services Segment*, below).

Notes receivable include loans made by Brooke Credit to franchisees and others. Notes receivable balances vary, sometimes significantly from period to period, as a result of our decision to temporarily retain more or fewer loans in our "held for sale" loan inventory based on the funds available to us. Notes receivable balances increased as a result of increased volume of loan originations and the use of bank lines of credit. No loss allowance has been made for the notes receivable held in Brooke Credit's loan inventory because we typically hold these assets for less than eight months and, therefore, have a short-term exposure to loss, and we have experienced limited credit losses (See *Lending Services Segment*, below). Interest earned not collected on notes (accrued interest income) increased primarily because of the increase in the loan portfolio.

Customer receivables, notes receivables, interest earned not collected on notes and allowance for doubtful accounts are the items that comprise our accounts and notes receivable, net, as shown on our consolidated balance sheet.

Other receivables, which typically include the estimated amounts due from franchisees for future policy cancellations, fluctuate from period to period as the result of changes in policy cancellation rate calculations.

The securities balance primarily consists of two types of securities, interest-only strip receivables in loan securitizations and retained interests in loan securitizations. The terms of our securitizations require the over-collateralization of the asset-backed securities sold to investors. We retain ownership of the resulting subordinate interest in the loan pool. As cash is received for the interest-only strip receivable as well as the principal attributable to our over-collateralization retained interest, the securities balance declines. The securities balance increased primarily as the result of a loan securitization during the third quarter of 2006.

Deferred charges includes primarily the fees associated with the issuance of long term debt by our finance company subsidiary and the costs of acquiring life insurance by our life insurance company indirect subsidiary. These fees increased in 2006 primarily as the result of the acquisition of First American Capital Corporation and the fees associated with a private placement of debt in 2006.

Accounts payable, which includes franchise payables, producer payables, payroll payables and other accrued expenses, increased primarily from the continued expansion of our franchise operations, which increased the accrual for estimated commission expense due franchisees.

Payable under participation agreements is the amount we owe to funding institutions that have purchased participating interests in loans pursuant to transactions that do not meet the true sale test of SFAS 140, *"Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities."* Payable under participation agreements increased because we sold more loans pursuant to transactions that did not meet the true sale test.

The premiums payable liability category is comprised primarily of amounts due to insurance companies for premiums that are billed and collected by our franchisees. Premiums payable increased primarily from the continued expansion of our franchise operations, which resulted in an increase of premiums billed and collected by our franchisees. Premiums payable also increase from temporary fluctuations in agent billed activity.

Debt increased primarily as the result of increasing the line of credit balances for the purpose of funding increasing loan inventory balances. The line of credit balances were $86,644,000 and $8,786,000 at December 31, 2006 and 2005, respectively.

The following tables provide information regarding our Notes Receivable, Note Participations and asset-backed securities, Notes Payable and Bonds & Debentures Payable principal balances and the corresponding weighted interest rates as of the end of each quarter in 2006, 2005 and 2004 (excluding capitalized lease balances). Notes Receivable balances include the loans originated by Brooke Credit to our franchisees and others, even though the notes may no longer be on our balance sheet. Note Participations and asset-backed securities are comprised of loan participation interests that we have sold to our funding institutions and securitization entities. The Note Participation balance includes participations sold that are classified as a true sale and those that are not classified as a true sale or payable under participation agreements. The asset-backed securities exclude the portion of the securitization pools that are retained by us of $37,003,000, $32,898,000 and $13,332,000 at December 31, 2006, 2005 and 2004, respectively. Notes Payable balances are comprised of borrowings to fund the loans that we have made to our franchisees and others and include primarily notes issued to sellers of agencies we have purchased, borrowings under our lines of credit and bank borrowings. Bonds and debentures payable include bonds and debentures that we have issued to primarily fund our lending and commission advance activities.

Notes Receivable (in thousands)

	2006 Principal	2006 Weighted Rate	2005 Principal	2005 Weighted Rate	2004 Principal	2004 Weighted Rate
1st Quarter	$ 323,699	11.08%	$ 219,331	8.96%	$ 131,496	7.63%
2nd Quarter	383,003	11.45%	249,718	9.15%	153,823	7.68%
3rd Quarter	418,847	11.73%	263,422	9.74%	177,197	7.79%
4th Quarter	489,136	11.84%	282,580	10.16%	199,889	8.04%

Note Participations and Asset-Backed Securities (in thousands)

	2006 Principal	2006 Weighted Rate	2005 Principal	2005 Weighted Rate	2004 Principal	2004 Weighted Rate
1st Quarter	$ 233,966	8.61%	$ 174,762	6.72%	$ 106,371	5.33%
2nd Quarter	250,675	9.03%	181,146	7.01%	124,542	5.40%
3rd Quarter	313,131	9.15%	170,851	7.60%	132,868	5.66%
4th Quarter	314,829	9.20%	216,361	7.75%	144,208	6.06%

Notes Payable (in thousands)

	2006 Principal	2006 Weighted Rate	2005 Principal	2005 Weighted Rate	2004 Principal	2004 Weighted Rate
1st Quarter	$ 89,407	8.01%	$ 63,003	6.46%	$ 33,632	6.00%
2nd Quarter	130,010	8.00%	83,892	5.60%	43,903	6.19%
3rd Quarter	123,512	7.65%	85,212	4.54%	58,513	4.91%
4th Quarter	179,973	8.19%	62,575	7.24%	73,093	4.47%

Bonds & Debentures Payable (in thousands)

	2006 Principal	2006 Weighted Rate	2005 Principal	2005 Weighted Rate	2004 Principal	2004 Weighted Rate
1st Quarter	$ —	— %	$ 6,724	8.97%	$ 7,429	8.99%
2nd Quarter	—	— %	6,724	8.97%	7,429	8.99%
3rd Quarter	—	— %	2,409	8.70%	6,724	8.97%
4th Quarter	—	— %	—	— %	6,724	8.97%

Income Taxes

For the years ended December 31, 2006, 2005 and 2004, we incurred income tax expenses of $5,992,000, $5,261,000 and $3,280,000, respectively, resulting in effective tax rates of 36%, 35% and 33%. As of December 31, 2006 and 2005, we had current income tax liabilities of $4,293,000 and $474,000, respectively, and deferred income tax liabilities of $7,594,000 and $5,141,000, respectively. The deferred tax liability is primarily due to the deferred recognition of revenues, for tax purposes, on loans sold until interest payments are actually received.

Analysis by Segment

Our three reportable segments are Franchise Services, Lending Services and Brokerage Services. The Franchise Services segment includes the sale of general insurance and related services to customers on a retail basis through franchisees by Brooke Franchise. The Lending Services Segment includes our lending activities through Brooke Credit. The Brokerage Segment includes the activities of Brooke Brokerage involving the sale of hard-to-place and niche insurance and the brokering of loans to other agencies that sell these kinds of insurance.

Revenues, expenses, assets and liabilities for reportable segments were extracted from the separate audited financial statements prepared for each segment. As such, consolidating entries are excluded and segment discussions will not always correspond to our consolidated financial statements.

Each segment is assessed a shared services expense which is an internal allocation of legal, accounting, human resources, information technology and facilities management expenses based on our estimate of usage. Because consolidated entries are excluded, the other operating expense category for reportable segments include internal allocations for shared services expense during 2006, 2005 and 2004, of $4,800,000, $5,100,000 and $5,100,000, respectively, for the Franchise Services segment, $1,800,000, $1,800,000 and $900,000, respectively, for the Lending Services Segment and $1,800,000, $120,000 and $60,000, respectively, for the Brokerage Segment.

Revenues, expenses, assets and liabilities that are not allocated to one of the three reportable segments are categorized as "Corporate." Activities associated with Corporate include functions such as accounting, auditing, legal, human resources and investor relations. Activities associated with Corporate also include real estate ownership and corporate real estate management through Brooke Investments, Inc. and the operation of captive insurance companies that self-insure portions of professional insurance agents' liability exposure of Brooke Franchise, its affiliated companies and its franchisees and provide financial guaranty policies to Brooke Credit and its participating lenders. In December 2006, we acquired an ownership interest in First American Capital Corporation that resulted in a requirement to consolidate their financial information into our financial statements. We have categorized the life insurance and brokerage activities of First American Capital Corporation as Corporate.

Franchise Services Segment

Financial information relating to Brooke Franchise and our Franchise Services Segment is as follows (in thousands, except percentages):

	Year Ended December 31, 2006	2006 % Increase (decrease) over 2005	Year Ended December 31, 2005	2005 % Increase (decrease) over 2004	Year Ended December 31, 2004
REVENUES					
Insurance commissions	$ 99,190	23%	$ 80,490	40%	$ 57,619
Consulting fees	2,731	(44)	4,916	(6)	5,236
Gain on sale of businesses	3,059	(1)	3,091	(41)	5,261
Initial franchise fees for basic services	31,770	64	19,375	120	8,795
Initial franchise fees for buyers assistance plans	3,137	(69)	10,133	25	8,122
Interest income	275	98	139	256	39
Other income	2,186	150	874	314	211
Total operating revenues	142,348	20	119,018	40	85,283
EXPENSES					
Commission expense	78,318	22	64,233	37	46,725
Payroll expense	23,114	18	19,620	74	11,262
Amortization	68	—	(14)	(103)	429
Other operating expenses	35,241	36	25,978	63	15,929
Total operating expenses	136,741	25	109,817	48	74,345
Income from operations	5,607	(39)	9,201	(16)	10,938
Interest expense	1,700	12	1,515	13	1,344
Income before income taxes	$ 3,907	(49)%	$ 7,686	(20)%	$ 9,594
Total assets (at period end)	$ 63,043	8%	$ 58,141	23%	$ 47,300

Commission Revenues Retail insurance commissions have increased primarily as a result of Brooke Franchise's continued expansion of franchise operations. Brooke Franchise also received commissions from the sale of investment securities that are not directly related to insurance sales. However, these revenues are not sufficient to be considered material and are, therefore, combined with insurance commission revenues.

Commission expense increased because insurance commission revenues increased and franchisees are typically paid a share of insurance commission revenue. Commission expense represented approximately 79%, 80% and 81%, respectively, of Brooke Franchise's insurance commission revenue for the years ended December 31, 2006, 2005 and 2004.

Brooke Franchise sometimes retains an additional share of franchisees' commissions as payment for franchisee optional use of Brooke Franchise's service or sales centers. However, all such payments are applied to service center/sales center expenses and not applied to commission expense. As of December 31, 2006 and 2005, Brooke Franchise service centers/sales centers totaled 20 and 24, respectively.

Profit sharing commissions, or Brooke Franchise's share of insurance company profits paid by insurance companies on policies written by franchisees, and other such performance compensation, increased $607,000, or 12%, to $5,646,000 in 2006 and $1,952,000, or 63%, to $5,039,000 in 2005. Profit sharing commissions represented approximately 6%, 6% and 5%, respectively, of Brooke Franchise's insurance commissions for the years ended December 31, 2006, 2005 and 2004. Franchisees do not receive any share of Brooke Franchises' profit sharing commissions.

Net commission refund liability is our estimate of the amount of Brooke Franchise's share of retail commission refunds due to insurance companies resulting from future policy cancellations. As of December 31, 2006 and 2005, Brooke Franchise recorded corresponding total commission refund liabilities of $535,000 and $716,000, respectively. Correspondingly, commission refund expense decreased in 2006 to reflect this lower estimate.

Payroll expense Payroll expense increased partially as the result of developing the personnel, processes and systems required to support growth in franchise locations in 2006 and anticipated additional growth in 2007. Payroll expense also increased partially as the result of the provision by Brooke Franchise of additional assistance to franchisees coping with financial stress resulting from less commission revenues from reduction of premium rates by insurance companies and increased expenses from higher interest rates.

Other operating expenses Other operating expenses represented approximately 25%, 22% and 19%, respectively, of Brooke Franchise's total revenues for the years ended December 31, 2006, 2005 and 2004. Other operating expenses increased at a faster rate than total operating revenues partially as the result of increases in operating expenses for company-owned stores and increases in the advertising and other marketing assistance provided to franchisees. Other operating expenses also increased at a faster rate than total operating revenues partially as the result of the provision by Brooke Franchise of additional assistance to franchisees coping with financial stress resulting from less commission revenues from reduction of premium rates by insurance companies and increased expenses from higher interest rates.

Advertising expenses increased $2,085,000, or 34%, to $8,305,000 in 2006 from $6,220,000 in 2005. Advertising expenses increased $1,425,000, or 30%, to $6,220,000 in 2005 from $4,795,000 in 2004. Marketing allowances made to franchisees increased $901,000, or 25%, to $4,533,000 in 2006 from $3,632,000 in 2005. Marketing allowances made to franchisees increased $2,786,000, or 329%, to $3,632,000 in 2005 from $846,000 in 2004.

Operating expenses for company-owned stores increased $1,861,000, or 40%, to $6,494,000 in 2006 from $4,633,000 in 2005. Although operating expenses from company-owned stores represented a significant part of the overall increase in other operating expenses, these expenses were approximately the same as commission revenues generated by company-owned stores totaling $6,151,000 and $4,466,000, respectively, for the years ended December 31, 2006 and 2005. Company-owned stores revenues and expenses for years prior to 2005 are not available.

Initial Franchise Fees for Basic Services A certain level of basic services is initially provided to all franchisees, whether they acquire an existing business and convert it into a Brooke franchise, start up a new Brooke franchise location or acquire a company developed franchise location. These basic services include services usually provided by other franchisors, including a business model, use of a registered trade name, access to suppliers and a license for an Internet-based management system. The amount of the initial franchise fees typically paid for basic services is currently $165,000 and was $125,000 for most of 2005. We expect the initial franchise fee rate for basic services to increase as demand for access to our trade name, suppliers and business model increases.

Revenues from initial franchise fees for basic services are recognized as soon as Brooke Franchise delivers the basic services to the new franchisee, such as access to insurance company contracts, access to the Company's management system, and access to the Company's brand name. Upon completion of this commitment, Brooke Franchise has no continuing obligation to the franchisee.

Prior to 2006, initial franchise fees for basic services were typically assessed once for each franchisee, even though some franchisees operated multiple locations. Beginning in 2006, an initial franchise fee for basic services was assessed for each location. A total of 227 and 210 new franchise locations were added during the years ended December 31, 2006 and 2005, respectively. The number of new franchise locations increased in 2006 as compared to 2005 primarily because the demand for access to our trade name, suppliers and business model increased in 2006. The increase in the amount of initial franchise fees for basic services resulted from continued expansion of Brooke Franchise's franchise operations, the increase in the amount of initial franchise fees for basic services and the change to charging initial franchise fees for basic services on a per location basis.

The following table summarizes information relating to initial franchise fees for basic services.

Summary of Initial Franchise Fees For Basic Services and the Corresponding Number of Locations (in thousands, except number of locations)

	Start-up Related Initial Franchise Fees for Basic Services	(Locations)	Conversion Related Initial Franchise Fees for Basic Services	(Locations)	Company Developed Initial Franchise Fees for Basic Services	(Locations)	Total Initial Franchise Fees for Basic Services	(Locations)
Year Ended December 31, 2006	$ 23,820	168	$ 7,215	55	$ 735	4	$ 31,770	227
Year Ended December 31, 2005	12,375	108	7,000	102	0	0	19,375	210
Year Ended December 31, 2004	3,800	41	4,995	115	0	0	8,795	156

Initial Franchise Fees for Buyers Assistance Plans The amount of the total initial franchise fees for all initial services typically varies based on the level of additional assistance provided by Brooke Franchise, which is largely determined by the size of the acquisition. We typically base our initial franchise fees for buyers assistance plans on the estimated revenues of the acquired business. We allocate initial franchise fees collected in excess of the initial franchise fees for basic services to initial franchise fees for buyers assistance plans. All initial franchise fees are paid to Brooke Franchise when an acquisition closes. A significant part of Brooke Franchise's commission growth has come from acquisitions of existing businesses that are subsequently converted into Brooke franchises.

The decrease in initial franchise fees for buyers assistance plans is primarily attributable to a decrease in conversion activity, the increase in the amount charged for initial franchise fees for basic services, the change to charging initial franchise fees for basic services on a per location basis, and the establishment of a cap, or maximum amount, on initial franchise fees for buyers assistance plans that are charged for each acquisition.

Brooke Franchise provides assistance regarding the acquisition and conversion of businesses such as compilation of an inspection report which is delivered to franchisees on or prior to closing. As such, Brooke Franchise performs substantially all of the buyers assistance plan services before an acquisition closes and, in 2006, therefore, recognized all of the initial franchise fee revenue for buyers assistance plan at the time of closing. However, in 2005, a relatively small level of buyers assistance plan services were performed during the four months after acquisition, including reimbursements for advertising and training. For this reason, a relatively small portion of the initial franchise fees for buyers assistance were correspondingly deferred until the service was performed. To reflect revenues not yet earned, we deferred $0, $118,000 and $410,000 of initial franchise fee revenues for buyers assistance plans as of December 31, 2006, 2005 and 2004, respectively.

Buyers assistance plans provide initial conversion assistance for recently acquired businesses and buyers assistance plan services are, therefore, not provided to buyers of businesses that are already franchises. In addition, buyers assistance plans are not typically provided to franchisees selling to other franchisees and are not provided to franchisees purchasing businesses that had previously been purchased by Brooke Franchise in the past twenty-four months. A total of 16, 87 and 115 of the new franchise locations in 2006, 2005 and 2004, respectively, represent businesses that were converted into Brooke franchises and received assistance through initial buyers assistance plans.

Seller Related Revenues Seller related revenues typically are generated when a business is acquired by Brooke Franchise for sale to a franchisee. Seller related revenues include consulting fees paid directly by sellers, gains on sale of businesses from deferred payments, gains on sale of businesses relating to company-owned stores, and gains on sale of businesses relating to inventory. A primary aspect of Brooke Franchise's business is the buying and selling of businesses. Therefore, all seller related revenues are considered part of normal business operations and are classified on our income statement as operating revenue. Seller related revenues decreased $2,217,000, or 28%, to $5,790,000, in 2006 and decreased $2,490,000, or 24%, to $8,007,000, in 2005. The trend of decreasing seller related revenues is partially attributable to an increasing emphasis by Brooke Franchise on recruitment of start up and company developed franchises and a decreasing emphasis on recruitment of conversion franchises to purchase businesses acquired by Brooke Franchise.

Consulting fees. Brooke Franchise helps sellers prepare their businesses for sale by developing business profiles, tabulating revenues, sharing its document library and general sale preparation. The scope of the consulting engagement is largely determined by the size of the business being sold. Consulting fees are typically based on the transaction value, are contingent upon closing of the sales transaction, and are paid at closing. Brooke Franchise completes its consulting obligation at closing and is not required to perform any additional tasks for the seller. Therefore, with no continuing obligation on the part of Brooke Franchise, consulting fees paid directly by sellers are recognized immediately.

Gains on Sale of Businesses from Deferred Payments. Our business includes the buying and selling of insurance agencies and occasionally holding them in inventory. When purchasing an agency, we typically defer a portion of the purchase price, at a low or zero interest rate, to encourage the seller to assist in the transition of the agency to one of our franchisees. We carry our liability to the seller at a discount to the nominal amount we owe, to reflect the below-market interest rate. When we sell an acquired business to a franchisee (typically on the same day it is acquired), we generally sell it for the full nominal price (i.e. before the discount) paid to the seller. When the sale price of the business exceeds the carrying value, the amount in excess of the carrying value is recognized as a gain. Gains on sale resulting primarily from discounted interest rates increased $145,000, or 12%, to $1,330,000 in 2006 and increased $375,000, or 46%, to $1,185,000 in 2005.

We regularly negotiate below-market interest rates on the deferred portion of the purchase prices we pay sellers. We consider these below market interest rates to be a regular source of income related to the buying and selling of businesses. Although we have a continuing obligation to pay the deferred portion of the purchase price when due, we are not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate upon which the reduced carrying value was based.

The calculation of the reduced carrying value, and the resulting gain on sale of businesses, is made by calculating the net present value of scheduled future payments to sellers at a current market interest rate. The following table provides information regarding the corresponding calculations:

Calculation of Seller Discounts Based On Reduced Carrying Values
(in thousands, except percentages and number of days)

	Beginning Principal Balance	Weighted Average Rate	Weighted Average Maturity	Interest Rate Used for Net Present Value	Full Nominal Purchase Price	Reduced Carrying Value	Gain on Sale from Deferred Payments
2006	$ 8,047	9.41%	464 days	9.00-9.75%	$ 23,625	$ 22,295	$ 1,330
2005	10,380	7.69%	606 days	6.75-8.75%	24,045	22,860	1,185
2004	7,669	5.91%	807 days	5.50-6.75%	8,221	7,411	810

Gains on Sale of Businesses—Company-owned Stores. If we expect to own and operate businesses for more than one year, we consider these businesses to be company-owned stores and treat such transactions under purchase accounting principles, including booking intangible assets and recognizing the related amortization expense. By contrast, businesses purchased for resale to our franchisees (usually within one year) are carried at cost as business inventory, without the booking of intangible assets. Gains on sale resulting from the sale of company-owned stores was $0 in 2006 and $68,000 in 2005.

Gains on Sale of Businesses—Inventoried Stores. As noted above, acquired businesses are typically sold on the same day as acquired for the same nominal price paid to the seller. However, this is not always the case and businesses are occasionally held in inventory. As such, gains and losses are recorded when an inventoried business is ultimately sold and carrying values of inventoried businesses are adjusted to estimated market value when market value is less than cost. Gains on sale resulting from the sale of inventoried stores decreased $109,000, or 6%, to $1,729,000 in 2006 from $1,838,000 in 2005. Gains on sale resulting from the sale of inventoried stores increased $1,657,000, or 915%, to $1,838,000 in 2005 from $181,000 in 2004.

Income Before Income Taxes Brooke Franchise's income before income taxes decreased $3,779,000, or 49%, to $3,907,000 in 2006 from $7,686,000 in 2005. Income before income taxes decreased $1,908,000, or 20%, to $7,686,000 in 2005 from $9,594,000 in 2004. The reduction in income is partially attributable to an increase in payroll and other operating expenses incurred for the development of personnel, systems and infrastructure required to support growth in franchise locations in 2006 and anticipated additional growth in 2007. The reduction of income is also partially attributable to increasing payroll and other operating expenses incurred while assisting franchisees in coping with financial stress resulting from less commission revenues from reduction of premium rates by insurance companies while expenses have increased as the result of higher interest rates.

Company-Owned Stores This discussion of company-owned stores is separated into four store types: 1) inventoried stores, 2) managed stores, 3) pending stores, and 4) developed stores. Inventoried stores include businesses purchased by Brooke Franchise for resale to franchisees. Managed stores include businesses as to which Brooke Franchise has entered into agreements with franchisees to manage stores as a result of lender collateral preservation, the disability of the franchisee, the death of the franchisee or other circumstances. Pending stores include businesses that franchisees have contracted to sell, but the transactions have not yet closed, and Brooke Franchise is managing the store to reduce the likelihood of asset deterioration prior to closing. Managed and pending stores are not recorded as an asset on Brooke Franchise's balance sheet. However, because Brooke Franchise is entitled by agreement to the income and responsible for the expenses of the business until the agreement terminates or ownership is transferred, such income and expenses of managed and pending stores are recorded to Brooke Franchise's income statement and we, therefore, include the business in our discussions of company-owned stores. Brooke Franchise develops business locations that have not been previously owned by a franchisee. Because the store has been developed by Brooke Franchise instead of purchased from third parties, all income and expenses associated with development and operation are recorded by Brooke Franchise as income and expenses, but an asset is not recorded on Brooke Franchise's balance sheet.

Inventoried Stores The number of total businesses purchased into inventory in 2006, 2005 and 2004 was 33, 69 and 51, respectively. At December 31, 2006, 2005 and 2004, respectively, Brooke Franchise held 3, 4 and 2 businesses in inventory with respective total balances, at the lower of cost or market, of $2,333,000, $5,058,000 and $1,022,000. Write down expense on inventoried stores, resulting from a decrease in the market values of inventoried businesses, for the years ended December 31, 2006, 2005 and 2004 totaled $975,000, $0 and $130,000, respectively. Revenues from the operation of inventoried stores for 2006 and 2005 totaled $941,000 and $1,158,000, respectively. Expenses incurred in the operation of inventoried stores for 2006 and 2005 totaled $499,000 and $994,000, respectively.

The number of businesses twice-purchased into inventory within twenty-four months is an important indicator of Brooke Franchise's success in recruiting qualified buyers. There were 0, 1 and 3 businesses twice-purchased during 2006, 2005 and 2004, respectively. Some franchisees have experienced an adverse affect on profitability and cash flow from increased loan interest rates on agency acquisition loans and lower commissions resulting from the effect of decreased premium rates. Otherwise, Brooke Franchise is not aware of any systemic adverse profitability or cash flow trends being experienced by buyers of businesses from its inventory.

Managed Stores At December 31, 2006 and 2005, the total number of businesses managed under contract, but not owned, by Brooke Franchise was 13 and 7, respectively. Revenues from the operation of managed stores for the years ended December 31, 2006 and 2005 totaled $4,261,000 and $1,561,000, respectively. Operating expenses incurred by managed stores for the years ended December 31, 2006 and 2005 totaled $3,301,000 and $1,327,000, respectively. Additionally, owner's compensation expenses incurred by managed stores for the years ended December 31, 2006 and 2005 totaled $1,665,000 and $582,000, respectively.

Pending Stores At December 31, 2006 and 2005, the total number of businesses under contract for sale and managed by Brooke Franchise pending closing of a sale was 11 and 2, respectively. Revenues from the operation of pending stores for the years ended December 31, 2006 and 2005 totaled $934,000 and $1,747,000, respectively. Operating expenses incurred by pending stores for the years ended December 31, 2006 and 2005 totaled $344,000 and $1,141,000, respectively. Additionally, owner's compensation expenses incurred by pending stores for the years ended December 31, 2006 and 2005 totaled $494,000 and $589,000, respectively.

Developed Stores At December 31, 2006 and 2005, the total number of businesses owned and under development by Brooke Franchise was 14 and 1, respectively. Revenues from developed stores for the years ended December 31, 2006 and 2005 totaled $16,000 and $0, respectively. Operating expenses incurred by developed stores for the years ended December 31, 2006 and 2005 totaled $190,000 and $0, respectively.

Same Store Sales Revenue generation, primarily commissions from insurance sales, is an important factor in franchise financial performance and revenue generation is carefully analyzed by Brooke Franchise. Twenty-four months after initial conversion of an acquired business, Brooke Franchise considers a franchise "seasoned" and the comparison of current to prior year revenues a more reliable indicator of franchise performance. Combined same store sales of seasoned converted franchises and start up franchises for years ended December 31, 2006 and 2005 decreased 2% and 1%, respectively. The median annual revenue growth rates of seasoned converted franchises and qualifying start up franchises for the years ended December 31, 2006 and 2005 were -1% and -1%. All same store calculations exclude profit sharing commissions. Same store calculations are based entirely on commissions allocated by Brooke Franchise to franchisees' monthly statements. Brooke Franchise is unable to determine the impact, if any, on same store calculations resulting from commissions that franchisees receive but do not process through Brooke Franchise as required by their franchise agreement.

Same store sales performance has been adversely affected by the "soft" property and casualty insurance market, which is characterized by a flattening or decreasing of premiums by insurance companies. Our franchisees predominately sell personal lines insurance with more than 50% of our total commissions resulting from the sale of auto insurance policies and Brooke Franchise believes that the insurance market has been particularly soft with regards to premiums on personal lines insurance policies.

Franchise Balances Brooke Franchise categorizes the balances owed by franchisees as either statement balances or non-statement balances. Statement balances are generally short-term and non-statement balances are generally longer term. We believe the most accurate analysis of franchise balances occurs immediately after settlement of franchisees' monthly statements and before any additional entries are recorded to their account. Therefore, the following discussion of franchise balances is as of the settlement date that follows the corresponding commission month.

Statement Balances Brooke Franchise assists franchisees with short-term cash flow assistance by advancing commissions and granting temporary extensions of due dates for franchise statement balances owed by franchisees to Brooke Franchise. Franchisees sometimes require short-term cash flow assistance because of cyclical fluctuations in commission receipts. Short-term cash flow assistance is also required when franchisees are required to pay Brooke Franchise for insurance premiums due to insurance companies prior to receipt of the corresponding premiums from policyholders. The difference in these amounts has been identified as the "uncollected accounts balance" and this balance is calculated by identifying all charges to franchise statements for net premiums due insurance companies for which a corresponding deposit from policyholders into a premium trust account has not been recorded. Despite commission fluctuations and uncollected accounts balances, after initial conversion into its franchise system, Brooke Franchise expects franchisees' to regularly pay their statement balances. As such, Brooke Franchise categorizes as "watch" those statement balances that have not been repaid in full at least once in the previous four months. The increase in watch statement balances is partially attributable to financial stress resulting from less commission revenues from reduction of premium rates by insurance companies and increased expenses from higher interest rates.

The following table summarizes total statement balances, uncollected account balances and watch statement balances as of September, 2006 and December, 2005.

	As of December 31, 2006	As of December 31, 2005
Total Statement Balances	$ 6,214,000	$ 4,047,000
Uncollected Accounts* (Included in Above Total Statement Balances)	$ 3,778,000	$ 3,681,000
Watch Statement Balances (Included in Above Total Statement Balances)	$ 5,476,000	$ 1,859,000
Watch Statement Uncollected Accounts**	$ 1,804,000	$ 865,000

* These amounts are limited to uncollected balances for franchisees with unpaid statement balances as of December 2006 and 2005.

** These amounts are limited to uncollected balances for franchisees with watch statement balances as of December 2006 and 2005.

Non-statement Balances Separate from short-term statement balances, Brooke Franchise also extends credit to franchisees for long-term producer development, including hiring and training new franchise employees, and for other reasons not related to monthly fluctuations of revenues. These longer term non-statement balances are not reflected in the short-term statement balances referenced above and totaled $9,115,000 and $3,334,000, respectively, as of December 2006 and 2005. During the years ended December 2006 and 2005, non-statement balances increased at a faster rate than commissions primarily as a result of the increasing use of our producer development program by an increasing number of start up and company developed franchises.

Brooke Franchise's experience indicates that producer failure is usually identified within three months of initiating a producer development program and producer failure significantly increases the likelihood of credit losses. Therefore, Brooke Franchise categorizes as "watch" balances all balances for producers who are in the first three months of development. Watch non-statement balances totaled $10,000 and $527,000 as of December 2006 and 2005, respectively. The decrease in watch non-statement balances is attributable to the financing of more producer development expenses through lenders.

Allowance for Doubtful Accounts The balance of Brooke Franchise's Allowance for Doubtful Accounts was $1,466,000 and $716,000, respectively, on December 31, 2006 and 2005. The amount of the Allowance for Doubtful Accounts was determined based on analysis of Brooke Franchise's watch balances, write off experience and Brooke Franchise's evaluation of the potential for future losses. The increase in the Allowance for Doubtful Accounts is partially attributable to an increase in watch statement balances and partially attributable to an increase in overall franchise balances.

The following table summarizes the Allowance for Doubtful Accounts activity for December 31, 2006, 2005, and 2004 (in thousands). Additions to the allowance for doubtful accounts are charged to expense.

Valuation and Qualifying Accounts

	Balance at beginning of year	Charges to Expenses	Write off statement balances	Write off non-statement balances	Balance at end of year
Allowance for Doubtful Accounts					
Year ended December 31, 2004	$ 0	$ 1,757	$ 1,182	$ 0	$ 575
Year ended December 31, 2005	575	2,974	1,336	1,497	716
Year ended December 31, 2006	$ 716	$ 4,313	$ 3,026	$ 537	$ 1,466

Lending Services Segment

The following discussions regarding loan balances, number of loans, number of obligors, interest rates and seasoning periods exclude related party loans made to Brooke Corporation and sister companies. As of December 31, 2006, loan balances in which Brooke Credit has retained interest and/or servicing rights, totaled approximately $483,278,000 compared to $277,414,000 as of December 31, 2005, a 74% increase. Of the loan balances as of December 31, 2006, $164,153,000 were on-balance sheet and $319,125,000 were off-balance sheet, compared to $44,178,000 on-balance sheet and $233,236,000 off-balance sheet as of December 31, 2005. On-balance sheet loans consist of (1) those loans held in inventory on the balance sheet, (2) those loans sold to participating lenders that do not qualify as true sales pursuant to the criteria established by SFAS 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*" ("SFAS 140"), and (3) those loans sold to Brooke Credit's warehouse entities that are bankruptcy-remote special purpose entities. Off-balance sheet loans consist of (1) those loans sold to participating lenders that qualify as true sales pursuant to the criteria established by SFAS 140, and (2) those loans sold to qualifying special-purpose securitization entities that qualify for a true sale pursuant to the criteria established by SFAS 140.

As of December 31, 2006, loan balances were comprised of 1,156 loans with 750 obligors, resulting in an average balance per loan of approximately $418,000 and an average balance per obligor of approximately $644,000. As of December 31, 2005, loan balances were comprised of 968 loans with 513 obligors, resulting in an average balance per loan of $287,000 and average balance per obligor of $541,000.

A majority of Brooke Credit's loans are variable rate loans and are based on the New York Prime rate ("Prime") as published in the Wall Street Journal. However, Brooke Credit has fixed rates on approximately 1% of its portfolio. Typically the interest rate adjusts daily based on Prime; however, approximately 10% of Brooke Credit's portfolio as of December 31, 2006 adjusts annually based on Prime and an immaterial amount of its loans adjust monthly based on Prime. As of December 31, 2006, Brooke Credit's variable loan portfolio had a weighted average index rate of approximately 3.79% above Prime, compared to approximately 3.63% above Prime as of December 31, 2005.

As of December 31, 2006 and 2005, the weighted average seasoning period of the loans in Brooke Credit's portfolio was 14 months. As of December 31, 2006, the weighted average months to maturity or remaining term was 131 months, compared to 136 months as of December 31, 2005.

Brooke Credit mitigates credit risk by retaining industry consultants and franchisors ("Collateral Preservation Providers") to provide certain collateral preservation services, including assistance in the upfront analysis of a credit application, assistance with due diligence activities, assisting in ongoing surveillance of a borrower's business and providing certain loss mitigation activities associated with distressed loans. Loss mitigation activities typically include marketing support, operational support, management services and liquidation services. For these collateral preservation services, Brooke Credit shares a portion of the loan fee and interest income received on loan balances over the life of the loans.

In 2005, Brooke Franchise and Brooke Brokerage were the sole Collateral Preservation Providers. However, as loan balances increased during 2006, Brooke Credit correspondingly increased the number of Collateral Preservation Providers that it utilizes to help mitigate credit exposure and maintain credit quality. During the year ended December 31, 2006, Brooke Credit paid $4,263,000 in collateral preservation fees to Collateral Preservation Providers, including Brooke Franchise, Brooke Brokerage's subsidiary, CJD & Associates, L.L.C., and First Life Brokerage, Inc. (Brooke Capital Advisors, Inc. as of February 2007), all affiliates, compared to $827,000 paid for the year ended December 31, 2005. In some cases, these affiliates may contract with unaffiliated third parties to assist them in providing collateral preservation services.

In recent years, Brooke Credit's results of operations have been significantly impacted by the growth of its portfolio, the expansion of its loan funding sources, the development of a securitization model and the expansion of its lending programs. The following table shows income and expenses (in thousands, except percentages) for the years ended December 31, 2006, 2005 and 2004, and the percentage change from period to period.

	Year Ended December 31, 2006	2006 % Increase (decrease) over 2005	Year Ended December 31, 2005	2005 % Increase (decrease) over 2004	Year Ended December 31, 2004
Operating revenues					
Interest income	$ 42,728	85%	$ 23,106	85%	$ 12,506
Participating interest expense	(23,581)	90	(12,432)	84	(6,767)
Gain on sale of notes receivable	7,409	(1)	7,459	205	2,448
Other income	224	(29)	316	394	64
Total operating revenues	26,780	45	18,449	124	8,251
Operating expenses					
Other operating interest expense	3,125	63	1,920	168	717
Payroll expense	1,596	8	1,483	3	1,441
Amortization	876	(22)	1,120	15	973
Other operating expenses	5,999	114	2,802	150	1,121
Total operating expenses	11,596	58	7,325	72	4,252
Income from operations	15,184	36	11,124	178	3,999
Interest expense	3,919	204	1,288	99	648
Income before income taxes	11,265	15	9,836	194	3,351
Total assets (at period end)	$ 254,228	163%	$ 96,629	23%	$ 78,821

Interest Income Brooke Credit typically sells most of the loans it originates to funding institutions as loan participations and to accredited investors as asset-backed securities. Prior to either type of sale transaction, Brooke Credit typically holds these loans on its balance sheet and earns interest income during that time. After the loans are sold, Brooke Credit continues to earn interest income from the retained interests in these off-balance sheet loans. Interest income increased primarily as a result of growth in Brooke Credit's on and off-balance sheet loan balances in 2006 and 2005.

Participating Interest Expense A portion of the interest income that Brooke Credit receives on its loans is paid out to the holders of the participation interests and asset-backed securities. Payments to these holders are accounted for as participating interest expense, which is netted against interest income in the consolidated statements of operations. Participating interest expense increased primarily as a result of the increase in participation interests and asset-backed securities that were sold. Participation interest expense represented approximately 55%, 54% and 54%, respectively, of Brooke Credit's interest income for the year ended December 31, 2006, 2005 and 2004.

Gain on Sales of Notes Receivable When the sale of a loan is classified as a true sale pursuant to the criteria established by SFAS 140, gains or losses are recognized, loans are removed from the balance sheet and residual assets are recorded. Brooke Credit estimates the value of the residual assets by estimating the present value of the expected future cash flows from the interest and servicing spread, reduced by its estimate of credit losses and note receivable prepayments. The interest and servicing spread is the difference between the rate Brooke Credit pays to participating lenders and investors and the rate received from its borrowers. Over time, as Brooke Credit receives cash from the payment of interest and servicing income, it reduces the value of the residual asset by writing down the interest asset and amortizing the servicing assets. Revenues from gain on sales of notes receivables decreased slightly in 2006, as compared to 2005. The decrease occurred primarily because Brooke Credit securitized more notes receivable in 2005 than in 2006. Revenues from gain on sales of notes receivables increased in 2005, as compared to 2004 because Brooke Credit securitized more notes receivable in 2005.

When the sale of a loan is not classified as a true sale pursuant to the criteria established by SFAS 140, the sale is classified as a secured borrowing, no gain on sale is recognized, and the note receivable and the corresponding payable under participation agreement remain on the balance sheet.

One component of the gain on sales of notes receivable is the gain associated with Brooke Credit's ongoing servicing responsibilities. When the sale of a loan participation is accounted for as a true sale, Brooke Credit retains servicing responsibilities for which it typically receives annual servicing fees ranging from 0.25% to 1.375% of the outstanding balance. A gain or loss is recognized immediately upon the sale of a loan participation based on whether the annual servicing fees are greater or less than the cost of servicing, which is estimated at 0.25% of the outstanding loan balance. The gain or loss associated with loan servicing is determined based on a present value calculation of future cash flows from servicing the underlying loans, net of servicing expenses and prepayment assumptions. For the years ended December 31, 2006, 2005 and 2004, the net gains (losses) from loan servicing totaled $2,609,000, $753,000 and $1,971,000, respectively, which consisted of gains from servicing benefits of $2,609,000, $788,000 and $1,998,000, respectively, and losses from servicing liabilities of $0, $35,000 and $27,000, respectively. The increase in net gains from loan servicing benefits in 2006 is primarily the result of increased loan originations and loan participation sales. The decrease in net gains from loan servicing benefits and servicing losses in 2005 is primarily the result of increased securitization activity and relatively fewer loan participation sales.

In a true sale, Brooke Credit also records a gain on sale for the interest benefit based on a present value calculation of future expected cash flows of the interest spread on the underlying loans sold, net of prepayment and credit loss assumptions. At December 31, 2006, this spread was approximately 2.24% for true sale participation loans sold and approximately 3.56% for asset-backed securities sold. At December 31, 2005, this spread was approximately 1.65% for true sale participation loans sold and approximately 3.52% for asset-backed securities sold. These spread percentages discussed exclude the spread associated with related party loans sold; however, the following discussion of interest benefit gains and losses include related party loans sold, as those amounts are consolidated in Brooke Credit's results of operations. During 2006, 2005 and 2004, the net gains from interest benefits totaled $4,800,000, $6,706,000 and $477,000, respectively, which included gross gains from interest benefits of $7,339,000, $8,476,000, and $2,255,000, respectively, and losses from write downs of retained interest asset to fair market value of $2,539,000, $1,770,000 and $1,778,000, respectively. The decrease in net gains from interest benefits in 2006 is primarily the result of securitizing fewer loans in 2006 and the increase in 2005 is primarily the result of increased loan originations, increased level of securitized loans and increased loan participation sales as compared to 2004.

Gains (losses) from servicing and interest benefits are typically non-cash gains (losses), as Brooke Credit receives cash equal to the carrying value of the loans sold. A corresponding adjustment has been made on the Statement of Cash Flows to reconcile net income to net cash flows from operating activities. Gain-on-sale accounting requires Brooke Credit to make assumptions regarding prepayment speeds and credit losses for participated loans and asset-backed securities. The performances of these loans are monitored, and adjustments to these assumptions will be made if necessary. Underlying assumptions used in the initial determination of future cash flows on the participation loans and asset-backed securities accounted for as sales include the following:

	Business Loans (Adjustable-Rate Stratum)	Business Loans (Fixed-Rate Stratum)
Prepayment speed*	10.00%	8.00%
Weighted average life (months)	137	38
Expected credit losses*	0.50%	0.21%
Discount Rate*	11.00%	11.00%

* Annual rates

During the fourth quarter of 2005, the discount rate assumption was changed from 8.50% to 11.00%. Several factors were considered when determining the discount rate. As a starting point for analyzing this assumption, a range of the risk-free rate was used to determine a base discount rate. This base discount rate was then adjusted for various risk characteristics associated with the sold loans.

The most significant impact from the sale of loan participations and asset-backed securities has been the removal of loans from Brooke Credit's balance sheet that it continues to service. As of December 31, 2006 and December 31, 2005, the balances of those off-balance sheet assets totaled $319,125,000, or 66% of its portfolio, and $233,236,000, or 84% of its portfolio, respectively. These amounts exclude sales of related party loans of $5,858,000 as of December 31, 2006 and $5,166,000 as of December 31, 2005. The increased level of off-balance sheet assets is primarily the result of a larger loan portfolio and the continued sale of loan participations and asset-backed securities.

Loan Servicing Assets and Liabilities When Brooke Credit recognizes non-cash gains for the servicing benefits of loan participation sales, it books that amount as a loan servicing asset on its balance sheet. This amount is equal to Brooke Credit's estimate of the present value of future cash flows resulting from the servicing spread. Brooke Credit recognizes such assets only when the income allocated to its servicing responsibilities exceeds its cost of servicing, which Brooke Credit typically estimates at 0.25% of the loan value being serviced. Components of the servicing asset as of December 31, 2006 were as follows (in thousands):

Estimated cash flows from loan servicing fees	$ 8,949
Less:	
Servicing Expense	(1,558)
Discount to present value	(2,879)
Carrying Value of Retained Servicing Interest in Loan Participations	$ 4,512

In connection with the recognition of non-cash losses for the servicing liabilities of loan participation sales, the present value of future cash flows was recorded as a servicing liability. Components of the servicing liability as of December 31, 2006 were as follows (in thousands):

Estimated cash flows from loan servicing fees	$	0
Less:		
Servicing expense		41
Discount to present value		(17)
Carrying Value of Retained Servicing Liability in Loan Participations	$	24

Loan Participations-Interest-Only Strip Receivable Asset To the extent that the difference between the rate paid by Brooke Credit to participating lenders and the rate received from its borrowers exceeds the maximum of 1.375% allocated to the servicing benefit, Brooke Credit recognizes a non-cash asset, called an "Interest-only strip receivable asset," on its balance sheet. This amount is equal to Brooke Credit's estimate of the present value of expected future cash flows resulting from this interest spread, net of credit loss (to the extent loans are sold to participating lenders with recourse to the Company) and prepayment assumptions. Components of the interest receivable asset as of December 31, 2006 were as follows (in thousands):

Estimated cash flows from interest income	$	6,223
Less:		
Estimated credit losses*		(41)
Discount to present value		(1,685)
Carrying Value of Retained Interest in Loan Participations	$	4,497

* Estimated credit losses from liability on sold recourse loans with balances totaling $2,247,000 as of December 31, 2006. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

Securitization-Interest-Only Strip Receivable Asset The terms of Brooke Credit's securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. Brooke Credit retains ownership of the resulting subordinate loan tranche in the loan pool and has historically borrowed money from commercial banks to fund this investment. Additionally, Brooke Credit recognizes a non-cash gain from subordinate interest spread in the securitization cash flow, which is not sold to outside investors and is retained by Brooke Credit. Brooke Credit, therefore, retains a credit exposure in each loan pool. Brooke Credit's subordinate loan tranche and subordinate retained interest spread is included within "Securities" on our balance sheet. As of December 31, 2006, $50,320,000 of the securities resulted from retained interests in securitizations. The fair value of these securities is comprised of the subordinate loan tranche in the securitized loan pools totaling $37,003,000, the interest-only strip receivable asset, evidencing retained interest spread, totaling $12,094,000 and the cash held in the securitization entities of $1,223,000.

Components of the interest receivable portion of securities as of December 31, 2006 were as follows (in thousands):

Estimated cash flows from interest income	$	22,509
Less:		
Estimated credit losses		(3,237)
Discount to present value		(7,178)
Carrying Value of Interest Receivable Portion of Securities	$	12,094

Other Income The decrease in other income is primarily attributable an impairment loss of $329,000 for the year ended December 31, 2006. During 2006, the securitized pools of loans experienced increases in the prepayment rate, and, as a result, management determined that an "other than temporary" impairment occurred.

Other Operating Interest Expense The increase in other operating interest expense in 2006 and 2005 is primarily attributable to Brooke Credit retaining more loans on its balance sheet, resulting in the increased utilization of the lines of credit. Brooke Credit typically uses these lines of credit to fund its loans until the loans are sold in a securitization.

Other Operating Expenses The increase in other operating expenses in 2006 and 2005 is partially attributable to an increase in fees paid to consultants for assistance in monitoring borrower performance, consulting with borrowers and otherwise assisting Brooke Credit in the preservation of collateral and improvement of borrower financial performance. Collateral preservation fees increased $3,436,000, or 415%, to $4,263,000 for the year ended December 31, 2006 from

$827,000 for the year ended December 31, 2005. Additionally, other operating expenses increased as a result of increased expenses associated with securitization activities during 2006 and 2005, which include legal fees, advisor fees, accounting fees, program fees, origination fees and other fees related to securitizations and the corresponding lines of credit. Total securitization related expenses increased $740,000, or 55%, to $2,089,000 for the year ended December 31, 2006 from $1,349,000 for the year ended December 31, 2005.

Interest Expense Interest expense increased in 2006 primarily as a result of increased bank debt and a private placement debt offering in 2006, which was incurred to fund the over-collateralization of our warehouse facilities and securitizations, to retire bank debt with less favorable repayment terms and to fund the loan portfolio growth.

Income Before Income Taxes Brooke Credit's income before income taxes increased for the year ended December 31, 2006 compared to 2005 primarily because of increased interest income resulting from an increase in the Company's loan origination volume and an increase in notes receivable balances held on the Company's balance sheet at a lower cost of funds.

Loan Quality For the year ended December 31, 2006 and 2005, $525,000 and $13,000, respectively, in credit losses occurred on loans in our portfolio. Of these credit losses, for the year ended December 31, 2006, $168,000 were associated with on-balance sheet loans, $357,000 associated with off-balance sheet loans which have been securitized and $0 associated with off-balance sheet loans which have been sold to participating lenders. As the loan tranche that Brooke Credit holds in the securitized loans is subordinate to the asset-backed security investors, it did realize a write-down of its securities balance as a result of the credit losses in the securitized loans. Of the credit losses realized by Brooke Credit as of December 31, 2006, 74% were associated with retail agency loans to franchisees of Brooke Franchise and approximately 26% were associated with retail agency loans that are not franchisees of Brooke Franchise.

At December 31, 2006 and December 31, 2005, $2,291,000 and $627,000, respectively, loan balances were delinquent 60 days or more. Of these delinquent loans as of December 31, 2006, $1,931,000 were on-balance sheet loans and $360,000 were off-balance sheet loans which have been sold to participating lenders. Of these delinquent loans as of December 31, 2006, 89% were associated with retail agency loans to franchisees of Brooke Franchise and 11% were associated with retail agency loans that are not franchisees of Brooke Franchise.

Brooke Credit believes one important factor which has resulted in favorable credit performance for the Company, its participating lenders and investors, results from the cash management feature imposed by Brooke Credit on its retail agency borrowers, which represents approximately 69% of on and off-balance sheet loans at December 31, 2006, excluding related party loans. Under this cash management feature, debt servicing associated with these loans are typically submitted directly to Brooke Credit from insurance companies or deducted from commissions received by Brooke Franchise prior to payment of commissions to the borrower and most other creditors. Brooke Credit believes that credit problems associated with retail agency loans are more likely to be identified when it monitors borrower revenues on a monthly or quarterly basis rather than by monitoring Brooke Credits loan delinquencies.

Brooke Credit believes another important factor which has resulted in favorable credit performance for Brooke Credit, its participating lender and investors, is utilization of Collateral Preservation Providers to perform collateral preservation services. These services assist the lender in monitoring borrower performance, advising borrowers and otherwise assisting Brooke Credit in the preservation of collateral and improvement of borrower financial performance.

Although credit performance has been favorable for Brooke Credit, its participating lenders and investors, the level of credit losses and the level of payment delinquencies increased during 2006. Brooke Credit believes that this increase is primarily attributable to increased strain placed on its borrowers resulting from conditions in which Brooke Credit had little or no control, such as increasing interest rates and a softening premium insurance market. Many of its borrowers are primarily engaged in insurance agency and brokerage activities and derive revenues from commissions paid by insurance companies, which commissions are based in large part on the amount of premiums paid by their customers to such insurance companies. Premium rates are determined by insurers based on a fluctuating market. Historically, property and casualty insurance premiums have been cyclical in nature, characterized by periods of severe price competition and excess underwriting capacity, or soft markets, which generally have an adverse effect upon the amount of commissions earned by Brooke Credit's insurance agency borrowers, followed by periods of high premium rates and shortages of underwriting capacity, or hard markets. The current insurance market generally may be characterized as "soft," with a flattening or decreasing of premiums in most lines of insurance. Brooke Credit expects increased levels of payment delinquencies and credit loss for Brooke Credit, its participating lenders and investors as the full impact of these market conditions are felt by its borrowers.

Although we believe that credit loss exposure to Brooke Credit is limited on securitized loans and loan participations sold with recourse, the 0.50% credit loss assumption used to calculate retained interest reduced Brooke Credit's expected retained interest associated with these loans by approximately $3,278,000 as of December 31, 2006 to allow for credit losses, which also reduced the amount of gain on sale revenue recognized at the time of each loan sale and resulted in a reduction of the carrying value of the corresponding asset on Brooke Credit's balance sheet. Other than these reductions in asset totals, Brooke Credit has not established a separate credit loss reserve.

Perhaps a greater risk to Brooke Credit is the indirect exposure to credit losses that may be incurred by participating lenders, loan pool investors and warehouse loan providers. In those cases in which Brooke Credit does not bear direct exposure to credit loss, if losses by participating lenders, loan pool investors and warehouse loan providers reach unacceptable levels, then Brooke Credit may not be able to sell or fund loans in the future. Brooke Credit's business model requires access to funding sources to originate new loans, so the inability to sell loans would have a significant adverse effect on Brooke Credit.

Brokerage Segment

Financial information relating to Brooke Brokerage and our Brokerage Segment is as follows (in thousands, except percentages):

	Year Ended December 31, 2006	2006 % Increase (decrease) over 2005	Year Ended December 31, 2005	2005 % Increase (decrease) over 2004	Year ended December 31, 2004
Operating Revenues					
Insurance commissions	$ 2,842	(55)%	$ 6,382	2%	$ 6,285
Policy fee income	535	(66)	1,581	(21)	2,003
Insurance premiums earned	—	(100)	944	135	401
Interest income	17	(93)	245	371	52
Consulting fees	5,980	259	1,666	—	—
Other income	1,386	269	376	7	353
Total operating revenues	10,760	(4)	11,194	23	9,094
Operating Expenses					
Commission expense	1,120	(59)	2,724	(5)	2,875
Payroll expense	2,181	(40)	3,647	10	3,314
Depreciation and amortization	265	(55)	584	130	254
Insurance loss and loss expense incurred	—	—	(60)	(253)	(17)
Other operating expenses	3,776	73	2,179	6	2,047
Total operating expenses	7,342	(19)	9,074	7	8,473
Income from operations	3,418	61	2,120	241	621
Interest expense	150	(55)	332	1	330
Income before income taxes	$ 3,268	83	1,788	514	$ 291
Total assets (at period end)	$ 12,709	52	8,384	(40)	$ 13,869

Insurance Brokerage Insurance commission revenues, policy fee revenues, commission expense and payroll expense decreased in 2006 primarily as the result of the sale of the Texas All Risk General Agency, Inc. in November 2005. Brooke Brokerage, through its wholly owned subsidiary, CJD & Associates, L.L.C., continues to conduct insurance brokerage activities at its Overland Park, Kansas and Omaha, Nebraska underwriting offices under the Davidson-Babcock trade name. Insurance commissions for Davidson-Babcock were $2,854,000 for the year ended December 31, 2005.

Profit sharing commissions, or Brooke Brokerage's share of insurance company profits paid by insurance companies on policies written by non-exclusive insurance agents, decreased $555,000, or 56% to $409,000, in 2006 and increased $261,000, or 86% to $964,000, in 2005. Profit sharing commissions decreased in 2006 primarily as the result of the sale of the Texas All Risk General Agency, Inc. Profit sharing commissions increased in 2005 primarily because overall insurance company profits increased on policies written by Brooke Brokerage's non-exclusive agents. Profit sharing commissions represented approximately 14% and 15%, respectively, of Brooke Brokerage's insurance commissions for the years ended December 31, 2006 and 2005.

Commission expense represented approximately 39% and 43%, respectively, of Brooke Brokerage's insurance commission revenue for the years ended December 31, 2006 and 2005. Policy fee income represented approximately 19% and 25%, respectively, of Brooke Brokerage's insurance commissions for the years ended December 31, 2006 and 2005.

Net commission refund expense is our estimate of the amount of Brooke Brokerage's share of wholesale commission refunds due to policyholders resulting from future policy cancellations. On December 31, 2006 and 2005, Brooke Brokerage recorded corresponding total commission refund liabilities of $110,000 and $86,000, respectively.

For the year ended December 31, 2006, Brooke Brokerage did not receive revenues from insurance premiums and did not incur expenses from insurance losses because it sold its captive insurance subsidiaries, The DB Group, Ltd. and DB Indemnity, Ltd., to a sister company, Brooke Investments, Inc., in December 2005. Brooke Brokerage continues to manage the captives on behalf of Brooke Investments, for which it receives commissions and policy fees.

Loan Brokerage Beginning in November 2005, Brooke Brokerage, through its wholly owned subsidiary, CJD & Associates, L.L.C., began using its industry contacts and expertise in insurance brokerage to broker loans for, and consult with, general insurance agencies specializing in hard-to-place insurance sales. A growing emphasis on loan brokerage in 2006 resulted in an increase in consulting fees. Correspondingly, expenses for the referral of loan brokering prospects also increased in 2006.

Brooke Brokerage does not expect to record any consulting fees related to loan brokerage in future years because, as part of an agreement closed in December 2006 to acquire stock in First American Capital Corporation, Brooke Brokerage agreed not to engage in any new managing general agent loan brokerage business and to provide support and assistance to First American Capital Corporation's brokerage subsidiary to enable it to conduct that business.

Income Before Income Taxes Brooke Brokerage's income before income taxes increased during in 2006 primarily as the result of its loan brokering activity and the associated increase in revenues from consulting fees.

Corporate

Financial information not allocated to a reportable segment and relating primarily to Brooke Corporation's corporate functions, Brooke Investments, Inc., The DB Group, Ltd., DB Indemnity, Ltd. and First American Capital Corporation is as follows (in thousands, except percentages).

	Year Ended December 31, 2006	2006 % Increase (decrease) over 2005	Year Ended December 31, 2005	2005 % Increase (decrease) over 2004	Year Ended December 31, 2004
Operating Revenues					
Insurance premiums earned	$ 969	—	$ —	—	$ —
Consulting fees	1,197	—	—		
Interest income	642	844	68	—	—
Other income	1,432	7,437	19	(89)	179
Total operating revenues	4,240	4,774	87	(51)	179
Operating Expenses					
Commissions expense	24	—	—		
Payroll expense	3,378	(13)	3,865	(7)	4,134
Depreciation and amortization	1,192	64	729	(14)	848
Insurance loss and loss expense	708	—	—	—	—
Other operating expenses	(1,292)	26	(1,754)	16	(2,085)
Total operating expenses	4,010	41	2,840	(1)	2,897
Income from operations	230	—	(2,753)	(1)	(2,718)
Interest expense	1,365	(12)	1,554	50	1,034
Minority interest in subsidiary	575	—	—		
Income before income taxes	$ (1,710)	60%	$ (4,307)	(15)	$ (3,752)
Total assets (at period end)	$ 119,372	120%	$ 54,169	390	$ 11,048

Shared Services Fees An internal allocation of legal, accounting, human resources, information technology and facilities management expenses is made to each of the three reportable segments based on our estimate of usage. These shared services fees totaled $8,400,000, $7,020,000 and $6,060,000, respectively, in 2006, 2005 and 2004, and are recorded as a reduction of other operating expenses.

Brooke Investments, Inc. Brooke Investments acquires real estate for lease to franchisees, for corporate use and other purposes. Brooke Investments also helps preserve lender's collateral interests by entering into real estate leases for office premises that are subleased or licensed to franchisees. Brooke Investments recorded total revenues of $125,000 and $22,000, respectively in 2006 and 2005. Brooke Investments recorded total operating expenses of $105,000 and $68,000, respectively, and total interest expenses of $233,000 and $45,000, respectively, in 2006 and 2005. As a result, Brooke Investments' loss before income taxes was $213,000 and $91,000, respectively in 2006 and 2005.

The DB Group, Ltd. The DB Group insures a portion of the professional insurance agents' liability exposure of Brooke Franchise, its affiliated companies and its franchisees and had a policy in force on December 31, 2006 that provided $5,000,000 of excess professional liability coverage. In 2006, DB Group recorded total revenues of $327,000 and total operating expenses of $112,000, resulting in income before income taxes of $215,000. Prior to January 1, 2006, DB Group results were recorded and discussed in the brokerage segment. DB Group has not established reserves for claims.

DB Indemnity, Ltd. DB Indemnity issues financial guarantee policies to Brooke Credit and its participating lenders and had policies in force on December 31, 2006 covering principal loan balances totaling $130,857,000. In 2006, DB Indemnity recorded total revenues of $934,000 and total operating expenses of $672,000, resulting in income before income taxes of $262,000. Prior to January 1, 2006, DB Indemnity results were presented and discussed in the brokerage segment. For the year ended December 31, 2006, DB Indemnity incurred $260,000 in claims or loss expense. No claims or loss expense was incurred prior to 2006. DB Indemnity's reserve for claims was $350,000 and $0, respectively, on December 31, 2006 and 2005. Reserves for claims on issued financial guarantee policies were recently established to reflect changes in general portfolio management and individual borrower circumstances. DB Indemnity originally insured Brooke Credit loans that were eligible for securitization and, therefore, the insurance coverage periods were relatively short because policies were cancelled when the loans were securitized. Brooke Credit has established lending facilities to inventory those loans eligible for securitization which eliminated the requirement for financial guaranty policies on this type of loan. DB Indemnity now issues financial guaranty policies primarily on loans that are not eligible for securitization and, therefore, coverage is required for the life of the loan, which lengthens the coverage period. Claims are expected to increase as the coverage period increases. Future claims are also expected to increase because some borrowers experienced a reduction of commission revenues resulting from reduction of premium rates by insurance companies while expenses increased as the result of higher interest rates. Over a long-term period, DB Indemnity expects the amount of claims expense incurred to be approximately the same as the amount of premium revenue recorded.

First American Capital Corporation First American sells proprietary life insurance and annuity products through First Life America Corporation, a Kansas life insurance company and wholly owned subsidiary. First American also brokers life, health, disability and annuity products underwritten by other insurance companies through Brooke Capital Advisors, Inc. (formerly First Life Brokerage, Inc.), a wholly owned subsidiary. We acquired a 47% ownership interest in First American on December 8th, 2006 and, pursuant to a brokerage agreement between a Brooke Brokerage subsidiary and Brooke Capital Advisors, First American began brokering loans for general insurance agencies specializing in hard-to-place insurance sales. Subsequent to the acquisition of stock in First American on December 8th, 2006, we recorded our share of First American's revenues in the amount of $1,384,000, expenses in the amount of $866,000 and income before income taxes of $518,000. After losses in 2005 and 2004, First American was profitable in 2006 because of its loan brokering activities. In January 2007, we increased our ownership interest in First American to approximately 55% on a fully diluted basis.

Liquidity and Capital Resources

Our cash and cash equivalents were $21,203,000, $12,321,000 and $19,761,000 as of December 31, 2006, 2005 and 2004, respectively. Our current ratios (current assets to current liabilities) were 1.45, 2.08 and 1.49, respectively, at December 31, 2006, 2005 and 2004, respectively. Current assets exceeded current liabilities by substantially more in 2006 than in 2005; however, the corresponding current ratio decreased because the amounts of total current assets and total current liabilities increased.

Our cash and cash equivalents increased a total of $8,882,000 from December 31, 2005 to December 31, 2006. During 2006, net cash of $6,715,000 was used in operating activities, which resulted primarily from a $119,975,000 increase in notes receivables retained by our finance subsidiary prior to loan sale or securitization. Net cash of $25,002,000 was used in investing activities, which resulted primarily from a $13,312,000 purchase in July 2006 of subordinate investment interests in securitized loans pools. Net cash of $40,599,000 was provided by financing activities, which resulted primarily from an issuance of long term-debt which generated net proceeds of $42,304,000 and an issuance of preferred stock which generated net proceeds of $13,871,000.

Our cash and cash equivalents decreased a total of $7,440,000 from December 31, 2004 to December 31, 2005. During 2005, net cash of $3,720,000 was used in operating activities. A cash inflow of $14,318,000 resulted from deferred payments to sellers for business inventory while cash of $4,036,000 was used to fund an increase in inventory. Net cash of $11,619,000 was also used to fund a decrease in other liabilities, which resulted primarily from a decrease in line of credit loan balances from loan securitization activity. Net cash of $19,885,000 was used in investing activities primarily as the result of a cash outflow in the amount of $21,778,000 for the purpose of acquiring subordinate investment interests in securitized loan pools. Net cash of $16,165,000 was provided by financing activities primary as the result of a cash inflow of $31,172,000 from issuance of 2,875,000 shares of the Company's stock in a follow-on stock offering to the public. Offering proceeds of $12,186,000 were used to pay long-term debt and offering proceeds of $4,315,000 were used to repay bonds.

Brooke Corporation As a holding company, Brooke Corporation's primary sources of revenues are derived from its operating subsidiaries from shared services fees, income tax sharing arrangements and dividends. We believe that these sources of revenues are sufficient to fund Brooke Corporation's normal operations and pay its corporate expenses, income taxes and dividends.

In addition to funding normal operations, in 2006 Brooke Corporation funded an additional capital contribution of $17,500,000 to Brooke Credit and the purchase of stock in First American for $2,600,000. Brooke Corporation also funded an additional equity contribution of $10,000,000 to Brooke Brokerage in January, 2007. These contributions were funded by Brooke Corporation with reductions in cash reserves, long-term debt and preferred stock sale proceeds. Brooke Corporation may be required to make additional equity contributions in 2007 to DB Indemnity, Ltd. to fund the increases in capital that may be required to write additional financial guaranty policies.

Because Brooke Corporation is dependent on revenues from its subsidiaries, it intends to limit the amount of debt incurred to fund capital contributions to subsidiaries and stock purchases, thereby limiting the amount of revenues required from subsidiaries to service Brooke Corporation's debt. As such, Brooke Corporation may raise additional equity capital in 2007.

Brooke Franchise Our franchise subsidiary acquired a short-term loan in 2006 in the amount of $8,500,000 to fund balances owed to Brooke Franchise by its franchisees. Brooke Franchise expects to issue long-term debt in 2007 to replace this short-term loan. To satisfy its normal capital needs, Brooke Franchise is dependent on the recruitment of additional franchisees and on the availability of loans for these new franchisees from Brooke Credit. Cash of $7,836,000 and $9,446,000, respectively, was generated from franchise operating activities in 2006 and 2005. Brooke Franchise does not anticipate any requirement in 2007 for additional equity capital contributions from Brooke Corporation or other investors although it may issue long-term debt for expansion or other purposes.

Brooke Credit Our finance subsidiary's lending activities have been funded primarily through loan participation sales, asset-backed securitizations and bank lines of credit. Brooke Credit's operating activities used cash of $17,008,000 in 2006 and $2,966,000 in 2005. The changes in operating cash resulted primarily from changes in Brooke Credit's loan inventory. Brooke Credit expects its loan portfolio to continue to increase in 2007. The capital and loan funding needs of Brooke Credit are largely met through the sources discussed below.

Brooke Credit-Equity To fund anticipated loan growth, additional common equity, or alternative types of equity, may be required to improve capital-to-asset ratios, fund collateral margin requirements of bank lines of credit, fund increases in loan inventory or fund purchases of securities associated with loan securitizations. Brooke Corporation contributed $17,500,000 in additional equity capital to Brooke Credit in 2006 and funded this capital contribution with the issuance of $7,500,000 in long-term debt. To the extent that additional equity capital is required in the future, Brooke Credit does not intend to rely on additional equity capital investments from Brooke Corporation and, in certain circumstances, may solicit capital investments from other investors. Consistent with these plans, in February 2007, we entered into a definitive agreement by which Brooke Credit is expected to merge with Oakmont Acquisition Corp. If the merger closes as expected, it will significantly increase Brooke Credit's equity capital. The planned merger will result in Brooke Credit becoming a public company with Brooke Corporation as its largest shareholder, which we believe will improve Brooke Credit's prospects to raise additional equity capital in the future. The merger is subject to numerous closing conditions and, therefore, there is no assurance that the merger will close.

Brooke Credit-Loan Participations Brooke Credit continues to rely on loan participation sales as a source of funding those loan types that are not yet qualified for Brooke Credit's bank lines of credit or the securitization model and also those loans that are prohibited from being sold to Brooke Credit's warehouse entities due to excess concentration restrictions. As Brooke Credit's loan portfolio continues to grow, the sale of loan participation interests remains an essential source of funding. Loan participation balances, including on and off-balance sheet loan participations and excluding related party loan participations, was $183,450,000, $106,171,000 and $87,866,000, respectively, at December 31, 2006, 2005 and 2004. Brooke Credit expect to sell similar amounts of loan participations to its lender network in 2007.

Brooke Credit-Asset Securitizations In recent years, Brooke Credit has relied on securitizations to fund an increasing share of its loan portfolio. Asset-backed securities totaling $52,346,000, $83,500,000 and $20,000,000 were issued in 2006, 2005 and 2004, respectively. Based on Brooke Credit's experience in recent years, Brooke Credit believes that it can continue to sell asset-backed securities in the future. However, if the market for these securities is such that it cannot, then Brooke Credit believes that the funding shortfall can be partially offset with the sale of more loan participations through its lender network and with increased borrowing from its bank lines of credit.

Brooke Credit-Bank Debt As part of Brooke Credit's securitization activities, it regularly invests in subordinate securities. Brooke Credit funds these purchases primarily with bank debt. Subordinate securities totaling $13,312,000, $21,778,000 and $4,882,000, respectively, were acquired in 2006, 2005 and 2004 and corresponding bank debts of $9,700,000, $16,198,000 and $3,750,000, respectively, were incurred in 2006, 2005 and 2004. Brooke Credit expects to incur additional bank debt in 2007 to fund its warehouse margins and to acquire subordinate securities. The amount of bank debt Brooke Credit incurs in 2007 will be dependent in part on the level of securitizations and warehouse activity undertaken in 2007.

Brooke Credit-Private Placement Debt During 2006, Brooke Credit closed a private placement debt offering to institutional investors, consisting of $45,000,000 in notes, in which a portion of the proceeds were used to retire bank debt originally secured by Brooke Credit to invest in subordinate securities associated with securitization activities. The private placement debt resulted in repayment terms more favorable than the terms involved in the bank debt retired. Brooke Credit plans to continue to utilize bank debt, or debt similar to the private placement debt secured in 2006, as an alternative for funding its loan portfolio.

Brooke Credit-Bank Lines of Credit Brooke Credit intends to fund an increasing amount of loans through its warehouse lines of credits, which are typically used to fund loans until securitized. Brooke Credit has secured bank lines of credit with combined limits of approximately $100,000,000 for the purpose of funding these loans until securitized. Brooke intends to increase existing bank lines of credit, or acquire additional bank lines of credit, as circumstances require. Brooke Credit is considering alternative warehouse line of credit structures, which may result in the removal of warehoused loans from Brooke Credit's balance sheet and reduce corresponding assets and liabilities.

Brooke Brokerage Brooke Brokerage provided $3,798,000 in cash from operating activities in 2006 and used $5,254,000 in cash from operating activities in 2005. Brooke Corporation contributed $10,000,000 to Brooke Brokerage's equity in January 2007 to fund the purchase of Brooke Savings Bank (formerly Generations Bank). Brooke Corporation has committed to the Office of Thrift Supervision that it will ensure that Brooke Savings Bank meets certain minimum capital standards and additional capital contributions from Brooke Corporation may be required in 2007 for this purpose.

First American Capital Corporation Subject to regulatory and other approvals, First American has signed an agreement to acquire Brooke Savings Bank from Brooke Brokerage. As a public company, we believe that First American is better suited to providing Brooke Savings Bank with the equity capital required for growth than is Brooke Brokerage, our wholly owned subsidiary. First American plans to seek a listing of its common stock on either the American Stock Exchange or the Nasdaq Capital Market, once those shares are eligible for listing. First American believes that a stock exchange listing will improve its prospects for selling additional equity when required to support expansion of its life insurance activities, expansion of its bank activities (if approved) or the acquisition of companies that complement its life insurance, banking and brokerage activities.

Subject to the above uncertainties, we believe that our existing cash, cash equivalents and funds generated from operating, investing and financing activities will be sufficient to satisfy our normal financial needs. Additionally, subject to the above, we believe that funds generated from future operating, investing and financing activities will be sufficient to satisfy our future financing needs, including the required annual principal payments of our long-term debt and any future tax liabilities.

Capital Commitments

The following summarizes our contractual obligations as of December 31, 2006 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Short-term borrowings	$ 107,602	$ 107,602	$ —	$ —	$ —
Long-term debt	69,676	14,321	8,136	1,762	45,457
Interest payments*	54,599	14,613	15,865	14,113	10,008
Operating leases (facilities)	17,084	6,715	8,500	1,837	32
Capital leases (facilities)	515	80	180	200	55
Other contractual commitments**	578	578	—	—	—
Total	$ 250,054	$ 143,909	$ 32,681	$ 17,912	$ 55,552

* Includes interest on short-term and long-term borrowings. For additional information on the debt associated with these interest payments see footnotes 4 and 5 to our consolidated financial statements.

** Projected future purchase price payments due to sellers of CJD & Associates, L.L.C. that are contingent on future revenues. For additional information, see footnote 16 to our consolidated financial statements.

Our principal capital commitments consist of bank lines of credit, term loans, deferred payments to business sellers and obligations under leases for our facilities. We have entered into enforceable, legally binding agreements that specify all significant terms with respect to the contractual commitment amounts in the table above.

Critical Accounting Policies

Our established accounting policies are summarized in footnotes 1 and 2 to our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004. As part of our oversight responsibilities, we continually evaluate the propriety of our accounting methods as new events occur. We believe that our policies are applied in a manner that is intended to provide the user of our financial statements with a current, accurate and complete presentation of information in accordance with generally accepted accounting principles.

We believe that the following accounting policies are critical. These accounting policies are more fully explained in the referenced footnote 1 to our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. The following discussions summarize how we identify critical accounting estimates, the historical accuracy of these estimates, sensitivity to changes in key assumptions, and the likelihood of changes in the future. The following discussions also indicate the uncertainties in applying these critical accounting estimates and the related variability that is likely to result in 2007.

Franchisees' Share of Undistributed Commissions We are obligated to pay franchisees a share of all commissions we receive. Prior to allocation of commissions to a specific policy, we cannot identify the policy owner and do not know the corresponding share (percentage) of commissions to be paid. We estimate the franchisee's share of commissions to determine the approximate amount of undistributed commissions that we owe to franchisees.

An estimate of franchisees' shares of undistributed commissions is made based on historical rates of commission payout, management's experience and the trends in actual and forecasted commission payout rates. Although commission payout rates will vary, we do not expect significant variances from year to year. We regularly analyze and, if necessary, immediately change the estimated commission payout rates based on the actual average commission payout rates. The commission payout rate used in 2006 to estimate franchisees' share of undistributed commissions was 80% and the actual average commission payout rate to franchisees (net of profit sharing commissions) was 84% for the year ended December 31, 2006. We believe that these estimates will not change substantially during 2007.

Allowance for Doubtful Accounts Our allowance for doubtful accounts is comprised primarily of allowance for estimated losses related to amounts owed to us by franchisees for short-term credit advances, which are recorded as monthly statement balances, and longer-term credit advances, which are recorded as non-statement balances. Losses from advances to franchisees are estimated by analyzing all advances recorded to franchise statements that had not been repaid within the previous four months; all advances recorded as non-statement balances for producers who are in the first three months of development, total franchise statement balances; total non-statement balances; historical loss rates; loss rate trends; potential for recoveries; and management's experience. Loss rates will vary and significant growth in our franchise network could accelerate those variances. The effect of any such variances can be significant. The estimated allowance for doubtful accounts as of December 31, 2006 was $1,466,000. The estimated allowance was approximately 41% of the actual amount of losses from advances made to franchisees for the year ended December 31, 2006, approximately 10% of the actual total combined franchise statement and non-statement balances as of December 31, 2006, and approximately 27% of the actual combined advances recorded to franchise statements that had not been repaid during the year period ended December 31, 2006 and recorded as non-statement balances for producers in the first three months of development. We believe that this estimate will increase during 2007 primarily as a result of our growing franchise operations and increased emphasis on producer development for start up franchises.

Reserves for Insurance Claims Reserves for Insurance Claims are comprised of amounts set aside for claims on DB Indemnity, Ltd. insurance policies. DB Indemnity is a captive insurance company that issues financial guaranty policies covering loans originated by Brooke Credit Corporation. Reserves for claims on DB Indemnity insurance policies are estimated by analyzing historical claim payments, the amount delinquent loans, the amount of loans in which default has been declared, the amount of loans in which an obligor's business revenues have experienced a significant decline resulting in inadequate repayment ability and/or collateral support, the amount of loans in which material change in an obligor's or guarantor's financial condition has occurred or is expected to occur, the amount of start up franchise loans that have matured and the borrower has not achieved the required minimum monthly commission benchmark, and management's experience. Claim payments will vary and significant growth in the issuance of financial guaranty insurance policies or changes in policy underwriting could accelerate those variances. The effect of any such variances can be significant. The estimated reserve for insurance claims as of December 31, 2006 was $350,000. For the year ended December 31, 2006, DB Indemnity incurred $260,000 in claims or loss expense. No prior claims or loss expense were incurred since beginning operations in 2003.

Discount, Prepayment and Credit Loss Rates Used to Record Loan Participation Sales and Asset-Backed Securities Sales We regularly sell the loans that we originate to banks and finance companies. Accounting for the sale of loan participations and loan securitizations and the subsequent tests for impairment are summarized in footnote 2 to our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

Loan participations and loan securitizations represent the transfer of notes receivable, by sale, to "participating" lenders or special purpose entities. The fair value of retained interests and servicing assets resulting from the transferred loans are recorded in accordance with the criteria established by SFAS 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.*" We typically estimate fair value based on the present value of future expected cash flows, which requires us to make assumptions about credit losses, prepayment speed and discount rates. Most of our loans are adjustable rate loans on which, in 2006, we assumed credit losses of 0.50% each year, prepayment speeds of 10.00% each year and a discount rate of 11.00%. These assumptions are made based on historical comparisons, management's experience and the trends in actual and forecasted portfolio prepayment speeds, portfolio credit losses, risk-free interest rates and market interest rates. We regularly analyze the accuracy of our assumptions of prepayment speeds, credit losses and discount rate and make changes when necessary. We believe that changes to these assumptions are unlikely during the remainder of 2007. However, it is important to note that our actual annualized prepayment rate for the entire portfolio has increased to approximately 15.6% through the year ended December 31, 2006 primarily due to increased asset ownership transfers to borrowers within our portfolio, new loan documents being executed on existing loans to improve security interests, and the increasing interest rate environment. We expect that, over the remaining life of its loan portfolio, several cycles of increasing and decreasing prepayment rates will likely occur primarily resulting from fluctuations in key interest rates and changes in the insurance marketplace.

As of December 31, 2006, we tested retained interests for impairment and the resulting analysis of prepayments speeds and credit losses for the various loan pools indicated that our assumptions were historically accurate. During 2006, the securitized pools of loans experienced an increase in the prepayment rate, and as a result, management determined that an "other than temporary" impairment occurred. We recorded an impairment loss of $329,000 for the year ended December 31, 2006. We believe that, over the life of the securitizations, the prepayment rate assumption used continues to be appropriate. The effect of variances can be significant and the impact of changes in these estimates is more specifically described in footnote 2 to our consolidated financial statements for the years ended December 31, 2006 and 2005.

Subsequent to the initial calculation of the fair value of retained interest, the Company utilizes a fair market calculation methodology to determine the ongoing fair market value of the retained interest. Ongoing fair value is calculated using the then current outstanding principal of the transferred notes receivable and the outstanding balances due unaffiliated purchasers, which are reflective of credit losses and prepayments prior to the fair value recalculation. The rates of write down of the retained interest are based on the current interest revenue stream. This revenue stream is based on the loan balances at the date the impairment test is completed, which will include all prepayments on loans and any credit losses for those loans. As of December 31, 2006, as a result of the above mentioned increased prepayment speeds, the fair value of the retained interests declined during 2006, resulting in an impairment loss.

Amortization and Useful Lives We acquire insurance agencies and other businesses that we intend to hold for more than one year. We record these acquisitions as Amortizable intangible assets. Accounting for Amortizable intangible assets, and the subsequent tests for impairment are summarized in footnote 1(g) to our consolidated financial statements for the years ended December 31, 2006 and 2005. The rates of amortization of Amortizable intangible assets are based on our estimate of the useful lives of the renewal rights of customer and insurance contracts purchased. We estimate the useful lives of these assets based on historical renewal rights information, management's experience, industry standards, and trends in actual and forecasted commission payout rates. The rates of amortization are calculated on an accelerated method (150% declining balance) based on a 15-year life. As of December 31, 2006, we tested Amortizable intangible assets for impairment and the resulting analysis indicated that our assumptions were historically accurate and that the useful lives of these assets exceeded the amortization rate. The Amortizable intangible assets have a relatively stable life and unless unforeseen circumstances occur, the life is not expected to change in the foreseeable future. Because of the relatively large remaining asset balance, changes in our estimates could significantly impact our results.

The rates of amortization of Servicing assets are based on our estimate of repayment rates, and the resulting estimated maturity dates, of the loans that we service. Loan repayment rates are determined using assumptions about credit losses, prepayment speed and discount rates as outlined in the discussion above about the fair values of servicing assets. As of December 31, 2006, an analysis of prepayment speeds and credit losses indicated that our assumptions were historically accurate and the maturity date estimates were reasonable. Although significant changes in estimates are not expected, because of the relatively large remaining asset balance, changes in our estimates that significantly shorten the estimated maturity dates could significantly impact our results.

Loan Origination Expenses Brooke Credit typically sells loans soon after origination and retains responsibility for loan servicing. However, most of Brooke Credit's operating expenses are associated with loan origination. We analyze our lending activities to estimate how much of Brooke Credit's operating expenses should be allocated to loan origination activities and, therefore, matched, or offset, with the corresponding loan origination fees collected from borrowers at loan closing. The estimated allocations of payroll and operating expenses to loan origination activities are based on management's observations and experience; job descriptions and other employment records; and payroll records. Although not expected, significant changes in our estimate of expense allocations could significantly impact our results, because loan fees amounts are significant to us.

Income Tax Expense An estimate of income tax expense is based primarily on historical rates of actual income tax payments. The estimated effective income tax rate used in 2006 to calculate income tax expense was 36%. Although not expected, significant changes in our estimated tax rate could significantly impact our results. We believe this estimate will not change significantly during 2007.

Revenue Recognition Policies Revenue recognition is summarized in footnote 1(e) to our consolidated financial statements for the years ended December 31, 2006 and 2005.

With respect to the previously described critical accounting policies, we believe that the application of judgments and assumptions is consistently applied and produces financial information which fairly depicts the results of operations for all years presented.

Off Balance Sheet Arrangements

As part of our ongoing operations, we make loans to franchisees and others to fund purchases or start ups of insurance agencies or funeral homes or ongoing working capital needs. We engage in the sale of loan participation interests in individual loans to banks and finance companies and the securitization of pools of insurance agency loans. These typically meet the requirements of true sales as outlined in FAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."* The sale of loan participations and loan securitizations has resulted in the removal of a significant amount of loans from our balance sheet. The loan sales enable us to:

- Reduce our capital investment in our financing subsidiary;
- Reduce credit risk by removing loans from the balance sheet;
- Recognize gains on sales of loans; and
- Fund additional loans.

Even when loans are removed from the balance sheet, however, some risk is retained with respect to those loans that are sold with recourse and the over-collateralized portion of securitized loan pools. See "Retained Securities" and "Loans Sold with Recourse," below. Credit losses associated with recourse notes, retained interest held in securities and retained servicing obligations in excess of management's assumptions could materially and adversely affect our operations and financial condition. Although credit performance has historically been favorable for us, our participating lenders and our asset-backed security investors, the level of credit losses and payment delinquencies increased during 2006 due, in part, to increasing interest rates and a softening insurance premium insurance market. We expect increased levels of delinquencies, defaults and credit losses as the full impact of these market conditions are felt by the Company's borrowers.

Loan Sales and Securitizations When the sale of a loan is classified as a true sale, gains or losses are recognized, loans are removed from the balance sheet and residual assets, representing the present value of future cash flows from the interest and servicing spread, are recorded. Future cash flows are reduced by the amount of estimated credit losses and notes receivable prepayments, based on management's assumptions and estimates.

The following table reports for each of the six securitizations in which we have been involved during fiscal years 2003, 2004, 2005 and 2006: (1) the amount of loans sold to a qualifying special purpose entity, (2) the amount of asset-backed securities issued as a part of the securitization, (3) the amount of servicing income received by the Company for the year ended December 31, 2006, (4) the fair value of the difference between loans sold and securities issued to accredited investors and the fair value of the interest receivable retained recorded as a security for the period ended December 31, 2006, (5) the portion of the security comprised of retained interest, and (6) the portion of the security comprised of retained equity in the special purchase entity.

Securitization Table
(in thousands)

Date of Securitization	Original Amount of Loans Sold	Original Amount of Asset-Backed Securities Issued	Servicing Income Received During 2006	Fair Value at December 31, 2006	Retained Interest at December 31, 2006	Retained Equity & Cash Reserves at December 31, 2006
April 2003	$ 15,825	$ 13,350	$ 6	$ 2,307	$ 221	$ 2,086
November 2003	23,526	18,500	8	3,511	227	3,284
June 2004	24,832	20,000	8	3,612	1,006	2,606
March 2005	40,993	32,000	36	9,339	2,191	7,148
December 2005	64,111	51,500	61	14,891	4,427	10,464
July 2006	65,433	52,346	28	16,660	4,022	12,638
Total	$ 234,720	$ 187,696	$ 147	$ 50,320	$ 12,094	$ 38,226

At December 31, 2006, 2005 and 2004, we had transferred assets with balances totaling $319,125,000, $233,473,000 and $138,740,000, respectively, that were accounted for as true sales, resulting in pre-tax gains for the years ended December 31, 2006, 2005 and 2004 of $7,423,000, $7,435,000 and $2,475,000, respectively. Purchasers of these notes receivable obtained full control over the transferred assets (i.e. notes receivable) and obtained the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivable. Furthermore, the agreements to transfer assets do not entitle, or obligate, us to repurchase or redeem the notes receivable before their maturity except in the event of an uncured breach of a representation or warranty.

Servicing and Retained Interest Assets When we sell loan participations, we generally retain servicing income and recognize non-cash gains for the servicing benefits related to the loan sale. In recognizing such gains, we book a loan servicing asset on our balance sheet equal to our estimate of the present value of future cash flows resulting from the servicing spread. We recognize such assets only when the income allocated to our servicing responsibilities exceeds our cost of servicing, which we typically estimate at 0.25% of the loan value being serviced. On loan participations, we are typically paid annual servicing fees ranging from 0.25% to 1.375% of the outstanding loan balance. On loan securitizations, we are typically paid annual servicing fees ranging from 0.10% to 0.25% of the outstanding securitized loan balances. When the annual service fees paid to us are less than the minimum cost of servicing, which is estimated at 0.25% of the outstanding balance, a servicing liability is recorded.

To the extent that the difference between the rate paid by Brooke Credit to participating lenders and investors and the rate received by Brooke Credit from borrowers exceeds the maximum of 1.375% allocated to the servicing benefit, Brooke Credit recognizes a non-cash asset, called an "Interest Receivable Asset," on its balance sheet. This amount is equal to our estimate of the present value of future cash flows resulting from this interest spread. With respect to sale of loan participations, our right to interest income is not subordinate to the purchaser's interests and we share interest income with purchasers on a pro rata basis. Although not subordinate to the purchaser's interests, our retained interest is subject to credit and prepayment risks on the transferred assets. On loan participations sold with recourse, our retained interest is subject to credit risk on the transferred assets.

At December 31, 2006 and 2005, we recorded the value of the servicing asset at $4,512,000 and $2,650,000, respectively, and the value of the servicing liability at $24,000 and $34,000, respectively. At December 31, 2006 and 2005, we recorded the fair value of retained interest at $16,591,000 and $12,570,000, respectively, with $4,497,000 and $1,412,000, respectively, listed as Interest-only strip receivable on our balance sheet, and $12,094,000 and $11,158,000, respectively, in retained interest carried in our securities.

Components of the loan servicing asset, servicing liability, interest receivable asset relating to loan participation sales as of December 31, 2006 were as follows (in thousands):

	Servicing Asset	Servicing Liability	Interest Receivable Asset
Estimated cash flows from loan servicing fees/interest income	$ 8,949	$ 0	$ 6,223
Less:			
Servicing expense	(1,558)	41	
Estimated credit losses*			(41)
Discount to present value	(2,879)	(17)	(1,685)
Carrying Value	$ 4,512	$ 24	$ 4,497

* Estimated credit losses from liability on sold recourse loans with balances totaling $2,247,000 as of December 31, 2006. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

Retained Securities The terms of Brooke Credit's securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. Brooke Credit retains ownership of the resulting subordinate interest in the loan pool and borrows money from commercial banks to fund this investment. As such, our retained interest is subject to credit and prepayment risks on the transferred assets. As of December 31, 2006, Brooke Credit had subordinate investment interest in loan pools totaling $50,320,000, part of which is the carrying value of our retained interest in asset-backed securities.

In connection with the recognition of non-cash gains for the interest benefits of asset-backed securities sales, the present value of future cash flows was recorded as an interest receivable asset and included on the balance sheet as part of the investment securities balance. Components of the interest receivable asset as of December 31, 2006 were as follows (in thousands):

Estimated cash flows from interest income	$ 22,509
Less:	
Estimated credit losses	(3,237)
Discount to present value	(7,178)
Carrying Value of Retained Interest in Asset-Backed Securities	$ 12,094

We annually evaluate and measure the retained interest and servicing assets for potential impairment. Impairment testing involves comparing our current discounted value of future interest and servicing revenue with our carrying value for the retained interest and servicing assets. If the new discounted revenue stream is less than the value on the books, further analysis is performed to determine if an "other than temporary" impairment has occurred. If an "other than temporary" impairment has occurred, we write the asset to the new discounted revenue stream.

The actual prepayment rate on our loans increased to approximately 15.6% during the year ended December 31, 2006 primarily due to the increased asset ownership transfers to other borrowers within Brooke Credit's portfolio, new loan documents being executed on existing loans to improve security interests and the increasing interest rate environment. The Company expects that, over the remaining life of the loan portfolio, several cycles of increasing and decreasing prepayment rates will likely occur, primarily resulting from fluctuations in key interest rates and changes in the marketplace. Because of the increases in the prepayment rate experienced in 2006, management determined that an "other than temporary" impairment occurred. The Company recorded an impairment loss of $329,000 for the year ended December 31, 2006. We believe that over the life of the securitizations the prepayment rate assumption used continues to be appropriate. No impairment was recognized in the years ended December 31, 2005 and 2004.

In addition, we conduct sensitivity analysis to evaluate the potential impact of a 10% to 20% change in the key economic assumptions used in valuing our retained interest and servicing assets. These key economic assumptions include prepayment speed, expected credit losses and discount rate. As of December 31, 2006, an increase in these key economic assumptions by 10% to 20% generally results in decreases of 1% to 7% in the value of the retained interest and servicing assets. More drastic changes to economic and market conditions than those we have modeled would likely lead to greater diminution in the value of the retained interest and servicing assets.

Loans Sold with Recourse The business and real estate loans on our balance sheet at December 31, 2006 and 2005, $2,247,000 and $3,807,000, respectively, were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At December 31, 2006, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; and c) were not in default.

Market Conditions and Strategies Affecting Sale and Securitization Transactions Our lending operations depend on our ability to sell either loan participation interests or securities backed by our originated loans to banks and finance companies. We believe that our relationships with participating lenders and loan pool investors have been good, that investor interest in our loans has been strong, and that we will continue to have available purchasers of our loan participation interests and asset-backed securities. Several factors, however, will affect our ability to sell participation interests in our loans and to complete securitizations, including:

- conditions in the securities markets, generally;
- conditions in the asset-backed securities markets;
- changes in interest rates and their impact on credit losses and prepayment speed;
- the credit quality and performance of our financial instruments and loans;
- our ability to adequately service our financial instruments and loans; and,
- the absence of any downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

One of our goals is to fund an increasing number of originated loans through our warehouse lines of credit, leading up to the time of loan securitizations. To do so, our debt is expected to increase. The increase in our debt may cause our network of participating lenders to become uncomfortable and, as a result, we may not be able to sell participation interests in loans we originate on terms acceptable to us or at all. Such result would have a material adverse effect on our operations and prospects for growth. Accordingly, we are cautiously monitoring our increased debt totals resulting from warehouse funding activities and the comfort of the network of participating lenders and will modify our method of funding practices as needed to maintain a significant network of purchasers of loans. We are considering alternative warehouse structures to reduce our debt. However, no assurances cab be made that we will find an acceptable alternative.

A material change in any of the foregoing economic and market conditions would likely have a material adverse effect on our ability to pursue sales of our loan participations or loan securitizations. In addition, such changes in economic and market conditions could lead to an impairment in the value of our retained interest and servicing assets. Either the loss of our loan sale markets or an impairment in the retained interest and servicing assets could, in turn, have a material adverse effect on our results of operations and financial condition.

In the event of such material change in economic and market conditions, we would likely examine a range of strategic options, including evaluating: our current capital structure; the availability of credit sources in addition to the loan participation and loan securitization markets; a possible reduction in the expansion of our franchise network; a possible curtailment in our lending operations; and, an examination of our internal cost and operating structure. We would make no such change prior to thoroughly evaluating our alternatives and market conditions. While our management cannot predict market conditions or the reactions of participating lenders to changes in market conditions or our strategies, we are unaware of any trends or uncertainties that are reasonably likely to materially reduce our ability to sell loans and remove them from our balance sheet under current accounting rules, or any need to consider any such strategic options at this time.

Proposed Accounting Changes In August 2005, the Financial Accounting Standards Board (FASB) issued an exposure draft which amends Statement of Financial Accounting Standards No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*." This exposure drafts seeks to clarify the derecognition requirements for financial assets and the initial measurement of interests related to transferred financial assets that are held by a transferor. Our current off-balance sheet securitizations in our Lending Services segment could be required to be consolidated in our financial statements based on the provisions of the exposure draft. We will continue to monitor the status of the exposure draft and consider what changes, if any, could be made to the structure of the securitizations to continue to derecognize loans transferred to the securitization special purpose entities. At December 31, 2006, the securitization special purpose entities held loans totaling $167,870,000 million, which we could be required to consolidate into our financial statements under the provisions of this exposure draft.

Recently Issued Accounting Pronouncements

See footnote 20 to our consolidated financial statements for a discussion of the effects of the adoption of new accounting standards.

Related Party Transactions

See footnote 11 to our consolidated financial statements for information about related party transactions.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in interest rates could adversely affect our franchisees' ability to repay the variable rate loans that we have made to them and thereby adversely affect our profitability. Such an interest rate increase could also adversely affect our profitability by increasing our interest expenses and other operating expenses. A significant change in the credit markets could also have an adverse impact on our operations. Our lending operations depend on our ability to sell either loan participation interests or securities backed by our insurance agency loans to banks and finance companies. Several factors will affect our ability to sell participation interests in our loans and to complete securitizations, including:

- Conditions in the securities markets, generally;
- Conditions in the asset-backed securities markets;
- Changes in interest rates and their impact on credit losses and prepayment speed;
- the credit quality and performance of our financial instruments and loans;
- our ability to adequately service our financial instruments and loans; and
- the absence of any downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

A significant change in interest rates or in the willingness to extend credit could have a significant and adverse impact on our ability to make loans and, by extension, to continue expanding our agency network.

A significant change in interest rates could also affect the cash flows associated with our servicing assets and liabilities; our retained interest assets related to our loan participation and securitization sales; and the value of our investment in the subordinate interests in our securitizations. We make certain assumptions about the rate of prepayment by our borrowers and the credit losses of our loan portfolio. In the event of a sudden increase in interest rates, it is reasonable to expect that credit losses would increase, as our borrowers found it increasingly costly to make their interest payments. Our assumptions about the prepayment rates on loans could also be subject to change in the event of a sudden increase or decrease in interest rates.

Our business is also dependent on the cyclical pricing of property and casualty insurance, which may adversely affect our franchisees' performance and, thus, our financial performance. Our franchisees primarily derive their revenues from commissions paid by insurance companies, which commissions are based largely on the level of premiums charged by such insurance companies. In turn, we earn fees from our franchisees based upon the commissions earned by our franchisees. Because these premium rates are cyclical, our financial performance is dependent, in part, on the fluctuations in insurance pricing. Although the current insurance market generally may be characterized as "soft," with a flattening or decreasing of premiums in most lines of insurance, it is likely that insurance pricing will decrease further in the future, subjecting us to lower commissions on the insurance placed by our franchisees.

A steep decline in insurance pricing could have a significant and adverse impact on our franchisees, because the commissions that they earn would likely decrease along with insurance pricing. That adverse impact would likely reduce our share of our franchisees insurance commissions and could also hurt our franchisees ability to make timely payment of principal and interest on our loans.

A general decline in economic activity in the United States or in one of the states or geographic regions in which we operate, such as California, Texas, the Southwest, the Midwest or the Southeast, could also affect our results and financial condition.

An adverse change in economic activity could reduce the ability of individuals and small businesses—the key customers for our franchisees—to purchase insurance and other financial services. In such event, the revenue growth rate of our franchisees could flatten or decline, in turn reducing our revenues and hurting our franchisees' ability to make timely interest and principal payments on their loans.

All other schedules have been omitted because they are either inapplicable or the required information has been provided in the consolidated financial statements or the notes thereto.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of **BROOKE CORPORATION** as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brooke Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Summers, Spencer & Callison, CPAs, Chartered

Topeka, Kansas
March 5, 2007

Brooke Corporation

Consolidated Balance Sheets

December 31, 2006 and 2005

(in thousands, except share amounts)

ASSETS

	2006	2005
Current Assets		
Cash	$ 21,203	$ 12,321
Restricted cash	1,250	619
Investments	18,027	—
Accounts and notes receivable, net	186,754	55,763
Income tax receivable	480	830
Other receivables	1,601	1,627
Securities	50,322	44,682
Interest-only strip receivable	4,497	1,412
Deposits	873	467
Prepaid expenses	503	435
Advertising supply inventory	462	—
Total Current Assets	285,972	118,156
Investment in Businesses	2,333	5,058
Property and Equipment		
Cost	20,198	7,487
Less: Accumulated depreciation	(4,404)	(2,333)
Net Property and Equipment	15,794	5,154
Other Assets		
Amortizable intangible assets	5,216	4,532
Less: Accumulated amortization	(1,728)	(1,431)
Contract database	196	341
Servicing asset	4,512	2,650
Deferred charges	11,094	779
Net Other Assets	19,290	6,871
Total Assets	$ 323,389	$ 135,239

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Balance Sheets

DECEMBER 31, 2006 AND 2005

(in thousands, except share amounts)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current Liabilities		
Accounts payable	$ 12,944	$ 7,433
Premiums payable to insurance companies	6,925	5,015
Policy and contract liabilities	20,184	—
Payable under participation agreements	26,849	10,857
Unearned buyer consulting fees	—	118
Accrued commission refunds	645	802
IBNR loss reserve	350	—
Unearned insurance premiums	75	734
Income tax payable	4,293	474
Deferred income tax payable	1,439	1,564
Warrant liability	900	—
Short-term debt	107,602	12,500
Current maturities of long-term debt	14,401	17,405
Total Current Liabilities	196,607	56,902
Non-current Liabilities		
Warrant liability	2,821	—
Deferred income tax payable	6,155	3,577
Servicing liability	24	34
Long-term debt less current maturities	55,790	33,265
Total Liabilities	261,397	93,778
Minority Interest in subsidiary	5,464	—
Stockholders' Equity		
Common stock, $.01 par value, 99,500,000 shares authorized, 12,553,726 and 12,443,548 shares issued and outstanding	126	124
Preferred stock series 2002 and 2002A, $25 par value, 110,000 shares authorized, 49,667 shares issued outstanding	1,242	1,242
Preferred stock series 2002B, $32 par value, 34,375 authorized, 24,331 shares issued and outstanding	779	779
Preferred stock series 2006, $1 par value, 20,000 authorized, 20,000 shares issued and outstanding	20	—
Additional paid-in capital on preferred stock series 2006	18,576	—
Discount on preferred stock series 2006	(4,725)	—
Additional paid-in capital	36,139	35,819
Retained earnings	4,077	3,015
Accumulated other comprehensive income	294	482
Total Stockholders' Equity	56,528	41,461
Total Liabilities and Stockholders' Equity	$ 323,389	$ 135,239

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Statements of Operations

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(in thousands, except per share data)

	2006	2005	2004
Operating Revenues			
Insurance commissions	$ 102,032	$ 86,872	$ 63,904
Interest income (net)	19,656	10,360	5,072
Consulting fees	9,908	4,916	5,236
Gain on sale of businesses	3,059	3,091	5,261
Initial franchise fees for basic services	31,770	19,375	8,795
Initial franchise fees for buyer assistance plans	3,137	10,133	8,122
Gain on sale of notes receivable	7,423	7,435	2,475
Insurance premiums earned	660	811	401
Policy fee income	535	1,581	2,003
Other income	1,515	844	654
Total Operating Revenues	179,695	145,418	101,923
Operating Expenses			
Commissions expense	79,462	66,957	49,600
Payroll expense	30,269	28,615	20,151
Depreciation and amortization	2,411	2,432	2,504
Insurance loss and loss expense incurred	708	(60)	(17)
Other operating expenses	39,702	26,665	16,444
Other operating interest expense	3,125	2,122	927
Total Operating Expenses	155,677	126,731	89,609
Income from Operations	24,018	18,687	12,314
Other Expenses			
Interest expense	6,709	3,721	2,340
Minority interest in subsidiary	575	—	—
Total Other Expenses	7,284	3,721	2,340
Income Before Income Taxes	16,734	14,966	9,974
Income tax expense	5,992	5,261	3,280
Net Income	$ 10,742	$ 9,705	$ 6,694
Net Income per Share:			
Basic	$ 0.79	$ 0.89	$ 0.69
Diluted	$ 0.76	$ 0.86	$ 0.65

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Statements of Changes in Stockholders' Equity

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in thousands, except common shares)

	Common Shares	Common Stock	Preferred Stock	Preferred Add'l Paid-In Capital	Preferred Stock Discount	Add'l Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
alances, December 31, 2003	4,667,424	$ 4,667	$ 2,021	$ —	$ —	$ 29	$ (1,304)	$ 366	$ 5,779
ividends paid							(5,347)		(5,347)
quity issuance from stock options	33,195	14				61			75
quity change in par value		(4,634)				4,634			—
quity stock split 2:1	4,680,899	47				(47)			—
omprehensive income:									
nterest-only strip receivable, change in fair market value, net of income taxes								135	135
et income							6,694		6,694
Total comprehensive income									6,829
alances, December 31, 2004	9,381,518	$ 94	$ 2,021	$ —	$ —	$ 4,677	$ 43	$ 501	$ 7,336
alances, December 31, 2004	9,381,518	$ 94	$ 2,021	$ —	$ —	$ 4,677	$ 43	$ 501	$ 7,336
ividends paid							(6,733)		(6,733)
quity issuance from stock options	187,030	1				713			714
quity issuance	2,875,000	29				30,429			30,458
omprehensive income:									
nterest-only strip receivable, change in fair market value, net of income taxes								(19)	(19)
et income							9,705		9,705
Total comprehensive income									9,686
alances, December 31, 2005	12,443,548	$ 124	$ 2,021	$ —	$ —	$ 35,819	$ 3,015	$ 482	$ 41,461
alances, December 31, 2005	12,443,548	$ 124	$ 2,021	$ —	$ —	$ 35,819	$ 3,015	$ 482	$ 41,461
ividends paid					675		(9,680)		(9,005)
quity issuance from stock options	110,178	2				320			322
quity issuance			20	18,576	(5,400)				13,196
omprehensive income:									
nterest-only strip receivable, change in fair market value, net of income taxes								(299)	(299)
urrency translation adjustment, net of income taxes								111	111
et income							10,742		10,742
Total comprehensive income									10,554
alances, December 31, 2006	12,553,726	$ 126	$ 2,041	$ 18,576	$ (4,725)	$ 36,139	$ 4,077	$ 294	$ 56,528

* The par value of common stock was changed from $1 per share to $.01 per share in the second quarter of 2004. The Company effected a 6-for-1 stock split in 2003 and a 2-for-1 stock split in 2004. These entries are shown as if the transactions occurred in the second quarter of 2002 for comparative purposes. The reclassification does not affect total equity.

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 10,742	$ 9,705	$ 6,694
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation	1,207	820	629
Amortization	1,204	1,612	1,875
Gain on sale of businesses	(3,059)	(3,091)	(5,261)
Deferred income tax expense	(634)	1,306	292
Gain on sale of notes receivable	(7,423)	(7,435)	(2,475)
Purchase of business inventory provided by sellers	12,221	14,318	11,740
(Increase) decrease in assets:			
Accounts and notes receivable	(130,727)	(3,803)	(35,955)
Other receivables	785	(1,218)	459
Prepaid expenses and other assets	(474)	(474)	88
Business inventory	2,725	(4,036)	(655)
Increase (decrease) in liabilities:			
Accounts and expenses payable	5,298	195	2,107
Other liabilities	101,420	(11,619)	26,266
Net cash provided by (used in) operating activities	(6,715)	(3,720)	5,804
Cash flows from investing activities:			
Cash payments for securities	(13,312)	(21,778)	(4,882)
Cash payments for property and equipment	(9,138)	(541)	(1,634)
Purchase of subsidiary and business assets	(2,552)	(1,515)	(8,215)
Sale of subsidiary and business assets	—	3,949	12,977
Net cash used in investing activities	(25,002)	(19,885)	(1,754)
Cash flows from financing activities:			
Dividends paid	(9,005)	(6,733)	(5,347)
Cash proceeds from preferred stock issuance	13,871	—	—
Cash proceeds from common stock issuance	322	31,172	74
Loan proceeds on debt	52,300	28,518	19,785
Payments on bond maturities	(80)	(6,724)	(775)
Payments on short-term borrowing	13,766	(1,384)	(1,176)
Payments on long-term debt	(30,575)	(28,684)	(10,591)
Net cash provided by financing activities	40,599	16,165	1,970
Net increase (decrease) in cash and cash equivalents	8,882	(7,440)	6,020
Cash and cash equivalents, beginning of period	12,321	19,761	13,741
Cash and cash equivalents, end of period	$ 21,203	$ 12,321	$ 19,761

See accompanying summary of accounting policies and notes to financial statements.

Brooke Corporation

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1. Summary of Significant Accounting Policies

(a) *Organization*

Brooke Corporation (the "Company") was incorporated under the laws of the State of Kansas in January 1986. The Company's registered office is located in Overland Park, Kansas. At December 31, 2006, Brooke Holdings, Inc. owned 46.6% of the Company's outstanding common stock and a control group consisting of Brooke Holdings, Inc. and certain executive officers of the Company beneficially owned approximately 52.5% of the Company's outstanding common stock. The Company is primarily a holding company that owns directly, or indirectly through a wholly owned subsidiary, 100% of the stock and ownership interests of all of its subsidiaries, except for First American Capital Corporation. The Company's primary business operations are conducted by its subsidiaries and include franchising, franchise and insurance related lending, insurance brokerage and loan brokerage.

Operating Subsidiaries:

Although the Company has multiple subsidiaries, the Company's business operations are typically performed by one of three operating subsidiaries: Brooke Franchise Corporation, Brooke Credit Corporation and Brooke Brokerage Corporation. Separate annual audited financial statements are prepared for each operating subsidiary and each operates independently from the other two operating subsidiaries, and from the Company, to perform its specific business purpose. The Company provides accounting, administrative and legal support to its three operating subsidiaries for which it receives administrative fees. Company revenues are typically limited to dividends and administrative fees from these operating subsidiaries. At year end, the Company acquired an ownership interest in First American Capital Corporation, a life insurance holding company. The Company became a majority shareholder of First American Capital Corporation on January 31, 2007.

Brooke Franchise Corporation is a Missouri corporation. The primary business purpose of this subsidiary is franchising insurance and related businesses and providing services to its franchisees through its network of regional offices, service centers and sales centers. Other business purposes of this subsidiary are to provide consulting services to business sellers and collateral preservation assistance to lenders.

Brooke Credit Corporation, a Kansas corporation, is a specialty finance company that lends primarily to locally-owned businesses that sell insurance. The core target market consists of independent insurance agencies, captive insurance agencies and managing general agencies, where the sale of insurance is their primary business. In addition, Brooke Credit Corporation loans money to funeral home owners, where the sale of insurance is often an important, although not primary, part of their business.

Brooke Brokerage Corporation, a Kansas corporation, serves as the parent holding company of the subsidiaries involved in the brokerage segment. It is the direct owner of 100% of the ownership interests of *CJD & Associates, L.L.C.* Although Brooke Brokerage Corporation is categorized as an operating subsidiary, all of its non-banking operations are conducted through CJD & Associates, L.L.C., a licensed insurance agency that sells hard-to-place and niche insurance on a wholesale basis, under the trade name of Davidson-Babcock, and during 2006 brokered loans for general insurance agencies, funeral homes and other small businesses. On January 8, 2007 Brooke Brokerage completed the acquisition of Generations Bank (now Brooke Savings Bank), a federal savings bank, by purchasing for $10.1 million in cash all of the issued and outstanding stock of the bank. The bank's business plan centers on the sale of bank products and services through referrals from Brooke Franchise Corporation and other independent agents.

Acquisition Subsidiaries:

The Brooke Agency, Inc. and Brooke Investments, Inc. subsidiaries acquire businesses and real estate assets for long-term investment. The operations of each acquisition subsidiary are conducted by employees of an affiliated subsidiary of the Company. Separate unaudited financial statements are typically prepared for each acquisition subsidiary because each obtains loans from Brooke Credit Corporation and other lenders to fund their acquisitions.

Brooke Agency, Inc. is a Kansas corporation. Brooke Agency sometimes acquires for investment those insurance agencies where local ownership is not considered critical to financial performance.

Brooke Investments, Inc. is a Kansas corporation that acquires real estate for lease to franchisees or other purposes. In addition, to help preserve collateral interests, Brooke Investments enters into real estate leases that are subleased or licensed to franchisees.

Captive Subsidiaries:

The DB Group, Ltd. and DB Indemnity, Ltd. subsidiaries were incorporated in the country of Bermuda as captive insurance companies. Separate financial statements are prepared for Bermuda subsidiaries as required by the Bermuda government. The captive insurance company subsidiaries are wholly owned by Brooke Investments and profits are not typically distributed as dividends.

The DB Group, Ltd. was incorporated under the laws of Bermuda and is licensed as a Class 3 insurer under the Insurance Act 1978 of Bermuda and related regulations. In 2006, The DB Group, Ltd. self-insured a portion of the professional insurance agent's liability exposure of Brooke Franchise Corporation, its affiliated companies and its franchisees. There were no premiums written by this subsidiary in 2005.

DB Indemnity, Ltd. was incorporated under the laws of Bermuda and is licensed as a Class 1 insurer under the Insurance Act 1978 of Bermuda and related regulations for the purpose of self-insuring financial guaranty policies to Brooke Credit Corporation and its participating lenders. Prior to 2006, DB Indemnity, Ltd. self-insured a portion of the professional insurance agents' liability exposure of Brooke Franchise Corporation, its affiliated companies and its franchisees.

Securitization Subsidiaries:

As part of the process of securitizing Brooke Credit Corporation's loan portfolio, limited liability companies are organized in Delaware as bankruptcy-remote qualifying special purpose entities. To the extent required by the securitization process, separate financial statements are prepared for each securitization subsidiary.

Brooke Agency Services Company LLC is licensed as an insurance agency and was created to serve as the agent of record for property, casualty, life and health insurance offered by the Company's network of franchisees. Brooke Agency Services Company LLC has acquired ownership of franchise agreements from the Company and/or Brooke Franchise Corporation as part of an arrangement to preserve collateral on behalf of Brooke Credit Corporation, as required by the securitization process. Brooke Agency Services Company LLC has contracted with the Company and/or Brooke Franchise Corporation for performance of any obligations to agents associated with all such franchise agreements. The financial information of this subsidiary is consolidated with the Company's financial information.

Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003, LLC, Brooke Securitization Company 2004A, LLC, Brooke Capital Company, LLC, Brooke Securitization Company V, LLC, and *Brooke Securitization 2006-1, LLC* are the purchasers of Brooke Credit Corporation loans pursuant to true sales and the issuers of certain floating rate asset-backed notes issued pursuant to various agreements. The financial information of these subsidiaries is not consolidated with the Company's financial information.

Other Subsidiaries:

Subsidiaries have been established for contractual operations but, during 2006, any revenues generated by these subsidiaries are assigned to one of the operating subsidiaries for performance of any associated obligations. These subsidiaries include *Brooke Life and Health, Inc., The American Heritage, Inc., The American Agency, Inc., Brooke Credit Funding LLC, Brooke Canada Funding, Inc., Brooke Warehouse Funding, LLC,* and *First Brooke Insurance* and *Financial Services, Inc.*

Subsidiaries have also been established for regulatory, licensing, security or other purposes and they typically conduct limited operations and do not own any assets. These subsidiaries include *Brooke Bancshares, Inc., Brooke Funeral Services Company, LLC* and *Brooke Agency Services Company of Nevada, LLC.*

First American Capital Corporation, a Kansas corporation and majority owned subsidiary as of January 31, 2007, is the direct owner of 100% of the ownership interests of First Life America Corporation, Brooke Capital Advisors, Inc. (formerly First Life Brokerage, Inc.) and First Capital Venture, Inc. Although First American Capital Corporation is categorized as an operating subsidiary, all of its operations are conducted through First Life America Corporation, a licensed insurance company distributing a broad range of individual life and annuity insurance products to individuals in eight states and Brooke Capital Advisors, Inc., an insurance brokerage offering life, health, disability and annuity products underwritten by other companies and complementing those products offered by First Life America Corporation. Beginning on December 8, 2006, Brooke Capital Advisors, Inc. began operating a managing general agency loan brokerage and consulting business, with CJD & Associates, L.L.C. ceasing to offer such services to new customers on that date. Brooke Capital Advisors, Inc. has expanded this business in 2007 to include similar services to funeral homes and loans related thereto. First Capital Venture, Inc. is a shell company with no operations and no plans for operations at this time. The operations and results of First American Capital Corporation are included in the corporate segment.

(b) Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures.

Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

The following are significant estimates made by management:

- Amount of future policy cancellations which may result in commission refunds and a corresponding reserve
- Share of future policy cancellations due from franchisees
- Amount of allowance for doubtful accounts
- Share of policy commissions due to franchisees for commissions received by the Company but not yet distributed to franchisees
- Useful lives of assets
- Amount of unearned initial franchise fees for Buyers Assistance Plans resulting from services and assistance not yet performed
- Amount of future insurance claim losses, loss expense and earned premium percentages
- The discount, prepayment and credit loss rates used to calculate fair value of interest-only strip receivables, servicing assets and servicing liabilities resulting from loan participation sales
- The discount, prepayment and credit loss rates used to calculate fair value of securities resulting from asset-backed securitizations
- Amortization
- Allocation of payroll and operating expenses associated with the origination and servicing of loans
- Amount of current and deferred income tax expense and payable

It is at least reasonably possible these estimates will change in the near term.

(c) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents. Restricted cash is not included in cash equivalents.

(d) Allowance for Doubtful Accounts

Brooke Credit Corporation's credit loss exposure is primarily limited to on-balance sheet loans held in inventory for eventual sale, off-balance sheet loans sold with recourse and the retained interest in loans that have been securitized. A credit loss assumption is inherent in the calculations of retained interest-only strip receivables resulting from loans that are sold. No loss allowances have been established for on-balance sheet loans held in inventory for eventual sale because these loans are typically held for less than one year before being sold to investors and, therefore, have a limited exposure to loss. Additionally, commissions received by Brooke Franchise Corporation are typically distributed to Brooke Credit Corporation for loan payments prior to distribution of commissions to the franchisee borrower and most other creditors resulting in less credit loss exposure. Similarly, the loan payments associated with the captive insurance agent borrowers are typically deducted from the agent borrower's commission and paid to Brooke Credit Corporation. As a result, the Company's primary credit exposure more likely results from the collection of franchisees' account balances than from the collection of loan payments.

The Company estimates that a certain level of accounts receivable, primarily franchisee account balances, will be uncollectible; therefore, allowances of $1,466,000 and $716,000 at December 31, 2006 and 2005, respectively, have been established. The Company's franchise subsidiary regularly assists its franchisees by providing commission advances during months when commissions are less than expected, but expects repayment of all such advances within four months. At December 31, 2006, the amount of allowance was determined after analysis of several specific factors, including franchise advances classified as "watch" status.

The following schedule entitled "Valuation and Qualifying Accounts" summarizes the Allowance for Doubtful Accounts activity for the years ended December 31, 2006, 2005 and 2004. Additions to the allowance for doubtful accounts are charged to expense.

Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Year	Charges to Expenses	Write Offs	Balance at End of Year
Allowance for Doubtful Accounts				
Year ended December 31, 2004	$ 0	$ 1,757	$ 1,182	$ 575
Year ended December 31, 2005	575	2,974	2,833	716
Year ended December 31, 2006	$ 716	$ 4,313	$ 3,563	$ 1,466

The Company's brokerage subsidiary established no allowances at December 31, 2006 and 2005, respectively, for uncollectible amounts owed by agents or insureds. Reserves of $350,000 and $0 at December 31, 2006 and 2005, respectively, were established for claims on financial guaranty policies issued by DB Indemnity, Ltd. on loans originated by the Company's finance subsidiary.

The Company does not accrue interest on loans that are 90 days or more delinquent and payments received on all such loans are applied to principal. Loans and accounts receivables are written off when management determines that collection is unlikely. This determination is made based on management's experience and evaluation of the debtor's circumstances.

(e) Revenue Recognition

Commissions. Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions typically represent a share of insurance company profits on policies written by the Company. The calculation of insurance company profits is usually made by the insurance company by deducting policyholder claims and insurance company expenses from policy premiums. Although the share of insurance company profits paid to the Company is affected by annual premium growth, the Company does not typically receive contingent commissions based solely on premium volume. Contingent and profit sharing commissions are generally paid based on prior year performance and recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier and revenues are correspondingly reduced. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $645,000 and $802,000 at December 31, 2006 and 2005, respectively.

Policy fees. The Company receives fees for the placement and issuance of policies that are in addition to, and separate from, any sales commissions paid by insurance companies. As these policy fees are not refundable and the Company has no continuing obligation, all such revenues are recognized on the effective date of the policies or, in certain cases, the billing date, whichever is later.

Interest income, net. The Company recognizes interest income when earned. A portion of the interest income that the Company receives on its loans is paid out to the holders of its participation interests and asset-backed securities. Payments to these holders are accounted for as participating interest expense, which is netted against gross interest income. Participating interest expense was $23,581,000, $12,432,000, and $6,767,000, respectively, for the years ended December 31, 2006, 2005 and 2004.

Gain on sale of notes receivable. Loan participation and loan securitizations represent the transfer of notes receivable, by sale, to "participating" lenders or special purpose entities. When transfers meet the criteria to be accounted for as a true sale, established by SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* the gain on sale of a note receivable is recognized when the note receivable is sold. When the Company sells notes receivable, it typically retains servicing rights and interest income. Gains or losses on sales of notes receivable depends, in part, on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

Loan origination fees. Loan origination fees charged to borrowers are offset against loan origination expenses incurred during the underwriting and placement of loans and are, therefore, not recorded as revenues. Loan origination fees reimburse the Company for cash outflows associated with the up-front issuance costs such as financial guarantee policy premiums, travel expenses for location inspections or meetings with the borrowers, and placement of the loans to outside investors.

Initial franchise fees. The Company receives initial franchise fees for two types of initial franchise services: basic services provided pursuant to a franchise agreement and buyers assistance plan (BAP) services provided pursuant to a consulting agreement. Agreements are typically executed, and initial franchise fees are typically paid, when a franchise is acquired or opened. Initial franchise fees are non-refundable after execution of the franchise or consulting agreement.

The initial franchise fees for basic services cover the franchisees' access to the registered name "Brooke," access to suppliers, and access to the Company's Internet-based management software program. These basic services are the types of services typically provided by franchisors. Delivery of these services is substantially complete when the franchise location is opened. Therefore, all such revenues are immediately recognized.

Total initial franchise fees for BAP services typically vary based on a percentage of the acquired business's revenues because the time and expertise required of the Company to perform BAP services generally varies with acquisition size. However, the time and expertise required of the Company to provide basic services and the value to franchisees of those basic services, remains the same for all franchisees (even to startup or de novo franchisees), so the amount of total initial franchise fees allocated to basic services does not vary. Accordingly, total initial franchise fees are first allocated to initial franchise fees for basic services in the amount typically charged to startup franchisees and the remainder of the total initial franchise fees is allocated to BAP services. Although substantially all of the BAP services are performed prior to closing, the Company does not record revenues from initial franchise fees until the actual payment of fees at closing.

Consulting fees. The Company completes its consulting obligation to business sellers at closing and is not required to perform any additional tasks for the seller. Therefore, revenues from consulting fees are recognized at closing because the Company has no continuing obligation.

Gain on sale of businesses. The Company sometimes negotiates below-market interest rates on the deferred portion of purchase prices paid to business sellers. These interest rate concessions reduce the Company's carrying value and increase the Company's gain when sold to franchisees. Although the Company has a continuing obligation to pay the deferred portion of the purchase price when due, it is not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate. Therefore, revenues from gains on sale of businesses resulting from deferred payments to sellers are recognized at closing because the Company has no continuing obligation.

The Company sometimes acquires businesses that it plans to own and operate as part of its business. If it later decides to sell such businesses for a price greater than their carrying value, then it recognizes a gain. When the business is sold, the Company has no continuing obligations and, therefore, revenues from gains on sale of businesses resulting from agency sales are recognized immediately at the time of sale.

Premiums. Through its subsidiary, DB Indemnity Ltd., excess liability premiums are recorded on the written basis and recorded as revenues over the term of the policies. Unearned premium reserves are established to cover the unexpired portion of premiums written and assumed and revenues are correspondingly reduced.

(f) Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The following summarizes the estimated useful lives used by the Company for various asset categories:

Description	Useful Life
Furniture and fixtures	10 years
Airplanes	10 years
Office and computer equipment	5 years
Automobiles	5 years

Description	Useful Life
Buildings	40 years

(g) Amortizable Intangible Assets

Included in other assets are the unamortized costs of renewal rights (rights to renewal commissions received from insurance policies) purchased by the Company and through subsidiaries (Brooke Life and Health, Inc., The American Agency, Inc. and CJD & Associates, L.L.C.) for businesses the Company plans to own and operate for more than one year. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. The rates of amortization of Amortizable Intangible Assets are based on our estimate of the useful lives of the renewal rights of customer and insurance contracts purchased. Amortization was $297,000, $478,000 and $898,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The acquisition of renewal rights by the Company or by its subsidiaries for businesses the Company plans to own and operate for less than one year are not classified as Amortizable Intangible Assets (see footnote 1(i)). Recent acquisitions and divestitures of Amortizable Intangible Assets are discussed in footnote 12.

On July 1, 2002, the Company acquired 100% of the outstanding ownership interests of CJD & Associates, L.L.C. and $1,417,000 of the initial purchase price was allocated to renewal rights. The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, *"Business Combinations,"* any such payments for an increased purchase price will be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $2,386,000 since the initial purchase.

As a result of the acquisition of CJD & Associates, L.L.C. on July 1, 2002, the Company recorded additional Amortizable Intangible Assets of $46,000 (net of accumulated amortization of $150,000).

On November 30, 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. which collectively owned 100% of the outstanding shares of All Risk General Agency, Inc. and $1,000,000 of the initial purchase price was allocated to Amortizable Intangible Assets. The sellers were entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with FAS 141, *"Business Combinations,"* any such payments for an increased purchase price will be recorded as Amortizable Intangible Assets when made. Additional payments of the purchase price have been made in the amount of $1,352,000 since the initial purchase. On November 30, 2005, CJD & Associates, L.L.C. sold 100% of the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. to an unrelated purchaser. See footnote 12 for additional disclosure regarding this sale.

In February 2004, the Company acquired insurance agency renewal rights from Brent and Haeley Mowery for $499,000. This agency was subsequently sold to a franchisee in July 2005 for $499,000, which resulted in a gain on sale of $68,000 from amortization recorded in prior periods.

Subsequent to the initial recording at fair value, the amortizable intangible asset is evaluated and measured annually for impairment. The impairment testing is performed by two different methods of analysis. The first method is a cash flow analysis to determine if there are sufficient operating cash flows. The second method is a fair market value analysis based primarily on comparative sales data. If analysis indicates that operating cash flows are insufficient or the asset's fair value is less than its book value, then an impairment has occurred and the Company writes down the asset to the estimated fair value. No impairment was recognized for the years ended December 31, 2006, 2005 or 2004.

(h) Income Taxes

Net income tax expense is the tax calculated for the year based on the Company's effective tax rate plus the change in deferred income taxes during the year. Deferred tax liabilities were recorded in 2006 and 2005 to recognize the future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the years in which the differences are expected to reverse.

(i) Investment in Businesses

The amount of assets included in the "Investment in Businesses" category is the total of purchase prices paid, or market prices if lower, for business assets, primarily renewal rights, that Brooke Franchise Corporation acquires to hold in inventory for sale to its franchisees. Renewal rights associated with businesses that the Company plans to own and operate for less than one year are considered inventory and are not amortized (see footnote 1(g)) because the residual values of those assets are expected to be the same at the time of sale to franchisees as at the time of acquisition by the Company. Typically, the

Company acquires and sells the business assets simultaneously. If the assets are not sold simultaneously, then the Company operates the business until sold and records the income and expense associated with the business. The amount of income and expenses associated with inventoried businesses is not considered material by the Company. The number of businesses purchased for this purpose for the years ended December 31, 2006 and 2005 was 33 and 68, respectively. Correspondingly, the number of businesses sold from inventory for the year ended December 31, 2006 and 2005 was 34 and 66, respectively. At December 31, 2006 and 2005, the "Investment in Businesses" inventory consisted of 3 businesses and 4 businesses, respectively, with fair market values totaling $2,333,000 and $5,058,000, respectively.

The acquisition of renewal rights purchased by the Company or through its subsidiaries for businesses the Company plans to own and operate for more than one year are not classified as "Investment in Businesses" (see footnote 1(g)). In footnote 12, we discuss our accounting for businesses which we have acquired with the intent to own and operate for periods greater than one year. Such businesses are part of the Company's existing operations and are not part of "Investment in Businesses."

(j) Gain or Loss on Sale of Businesses

"Investment in Businesses" gains or losses are the difference between the sales price and the book value of the business, which is carried at the lower of cost or fair value. Businesses are typically sold in the same units as purchased. However, in instances where a part of a business unit is sold, then management estimates the fair value of the portion of the business unit being sold and the difference between the sales price and the resulting fair value estimation is the amount of the gain or loss. Any such fair value estimation is evaluated for reasonableness by comparing the market value estimation of the portion being sold to the book value for the entire business unit. Fair value estimations are based on comparable sales information that takes into consideration business characteristics such as customer type, customer account size, supplier size and billing methods.

(k) Contract Database

The Contract database asset consists of legal and professional fees associated with development of standardized documents relating to the creation of a new asset class for securitization and rating of insurance agency loan pools. The initial one time development cost of standardized documents for creating a new security asset class is non-recurring and securitization of subsequent insurance agency loan pools results in lower and routine transaction expenses. This asset is being amortized over a five-year period because the benefits of this new asset class are expected to last at least five years.

Also included in the Contract database asset are the legal and professional fees associated with development of standardized loan documents. These contracts are available for sale to others that make these types of loans, by first purchasing a license from Brooke Credit Corporation. A complete review and revision is scheduled for all loan documents every five years; therefore, the asset was being amortized over a five-year period and was fully amortized at December 31, 2005.

(l) Deferred Charges

Deferred charges include loan fees paid in 2004 and 2005 to establish and increase a line of credit with DZ BANK AG Deutsche Zentral-Genossenschaftsbank. Associated costs totaled $996,000, of which $696,000 was paid in 2004 to establish the line of credit and $300,000 was paid in 2005 to increase the line of credit. Also included in deferred charges are costs associated with fees paid to establish lines of credit with Fifth Third Bank and Home Federal Savings and Loan Association of Nebraska in 2006. These costs totaled $423,000 and $168,000, respectively, and were paid in 2006. These costs are amortized over the period ending at the maturity date of the respective line of credit. Additional deferred charges include $4,839,000 in fees paid in association with the $45,000,000 subordinated debt issuance that occurred in November 2006. These costs are amortized over the period ending at the maturity date of the subordinated debt. Net of amortization, the balance of all such amounts was $5,884,000 and $779,000 at December 31, 2006 and 2005, respectively.

Deferred charges also include the costs associated with a public offering of bonds and debentures. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of bonds and debentures totaled $615,000 and were amortized over a period ending at the bond and debenture maturities. There were no balances, net of amortization, of such prepaid expenses at December 31, 2006 and 2005. The bonds and debentures were paid in full during 2005.

Commissions and other costs of acquiring life insurance, which vary with, and are primarily related to, the production of new business have been deferred to the extent recoverable from future policy revenues and gross profits. The acquisition costs are being amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy reserves. Net of amortization, the balance was $5,210,000 at December 31, 2006.

(m) Equity Rights and Privileges

The holders of the Company's 2002 and 2002A convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum, if determined by the Board of Directors. The holders of 2002 and 2002A convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002 and 2002A convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share, before the holders of common stock.

The holders of the Company's 2002B convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 9% of the liquidation value of such stock per share per annum, if determined by the Board of Directors. The holders of 2002B convertible preferred stock do not have any voting rights and their conversion rights have expired. In the case of liquidation or dissolution of the Company, the holders of the 2002B convertible preferred stock shall be entitled to be paid in full the liquidation value, $32 per share, after payment of full liquidation value to the holders of 2002 convertible preferred stock, 2002A convertible preferred stock, and before the holders of common stock.

In the second quarter of 2004, the Company authorized the split of common stock at a ratio of 2-for-1.

In April 2004, the Company's shareholders approved the reduction of the common stock's par value from $1.00 to $.01 per share. The Company's shareholders also authorized an increase in the number of common shares from 9,500,000 to 99,500,000. The common shareholders possess all rights and privileges afforded to capital stock by law, subject to the rights and privileges of holders of convertible preferred stock.

In August 2005, the Company issued 2,875,000 shares of its common stock through a secondary offering. Priced at $11.50 per share, the gross proceeds of the offering were $33,063,000, with proceeds of $31,161,000 to the Company, before expenses and after underwriter commissions and discounts.

In September 2006, the Company issued to an accredited institutional investor in a private placement transaction 20,000 shares of its newly designated 13% Perpetual Convertible Preferred Stock Series 2006, par value $1.00 per share, which are convertible initially into 1,176,471 shares of the Company's common stock at a price of $17.00 per share, subject to anti-dilution adjustments. The stated value per share is $1,000. The gross proceeds of the offering were $14,600,000, before expenses and underwriter commissions and after a discount of $5,400,000.

The holders of the Company's 2006 convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 13% per annum of the stated value of such stock after 2 years, if determined by the Board of Directors. The holders of 2006 convertible preferred stock do not have voting rights. In the case of liquidation or dissolution of the Company, the holders of the 2006 convertible preferred stock shall be entitled to be paid in full the stated value, $1,000 per share, after payment of full liquidation value to the holders of 2002 convertible preferred stock, 2002A convertible preferred stock and 2002B convertible preferred stock, and before the holders of common stock.

In September 2006, in conjunction with the sale of the 2006 convertible preferred stock, the Company issued warrants to purchase 235,294 shares of the Company's common stock at an exercise price per share of $24.00, subject to anti-dilution adjustments. These warrants were exercisable immediately and expire September 2010.

(n) Per Share Data

Basic net income per share is calculated by dividing net income, less preferred stock dividends declared in the period (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned), by the average number of shares of the Company's common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock, and then dividing net income, less preferred stock dividends declared on non-convertible stock during the period (whether or not paid) and the dividends accumulated for the period on non-convertible cumulative preferred stock (whether or not earned), by the adjusted average number of shares of the Company's common stock outstanding. Total preferred stock dividends declared during the years ended December 31, 2006, 2005 and 2004 were $869,000, $194,000 and $194,000, respectively.

The prior year comparative average number of shares of common stock has been adjusted to reflect the 2-for-1 stock split in 2004.

(in thousands, except per share data)	Years Ended December 31, 2006	December 31, 2005	December 31, 2004
Basic Earnings Per Share			
Net Income	$ 10,742	$ 9,705	$ 6,694
Less: Preferred Stock Dividends	(869)	(194)	(194)
Income Available to Common Stockholders	9,873	9,511	6,500
Average Common Stock Shares	12,510	10,643	9,362
Basic Earnings Per Share	$ 0.79	$ 0.89	$ 0.69

	December 31, 2006		December 31, 2005		December 31, 2004	
Diluted Earnings Per Share						
Net Income		$ 10,742		$ 9,705		$ 6,694
Less: Preferred Stock Dividends on Non-Convertible Shares		(194)		(194)		(194)
Income Available to Common Stockholders		10,548		9,511		6,500
Average Common Stock Shares	12,510		10,643		9,362	
Plus: Assumed Exercise of 1,176,471 Preferred Stock	1,176					
Plus: Assumed Exercise of 228,650 Stock Options	229	13,915	359	11,002	563	9,925
Diluted Earnings Per Share		$ 0.76		$ 0.86		$ 0.65

(o) Buyers Assistance Plans

As part of its initial services to franchisees, the Company sometimes assists franchisees with the conversion of acquired businesses into its franchise system pursuant to a buyers assistance plan (BAP). Substantially all of the BAP services (inspection reports, operations analysis and marketing plan development) are typically provided by the Company before franchise acquisition.

(p) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, except for the following qualifying special purpose entities: Brooke Acceptance Company, LLC, Brooke Captive Credit Company 2003, LLC, Brooke Capital Company, LLC, Brooke Securitization Company 2004A, LLC, Brooke Securitization Company V, LLC and Brooke Securitization 2006-1, LLC. These qualifying special purpose entities were formed for the sole purpose of acquiring loans in connection with the securitization of agency loans. Each is treated as its own separate and distinct entity. Qualifying special purpose entities are specifically excluded from consolidation under FIN 46(R), "*Consolidation of Variable Interest Entities.*"

On December 8, 2006 the Company purchased a controlling interest in First American Capital Corporation. The balance sheet accounts at December 31, 2006 and the income from the purchase date is included in the Company's consolidated financial statements.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

(q) Accounts and Notes Receivable, Net

The net notes receivable included as part of the "Accounts and Notes Receivable, Net" asset category are available for sale and are carried at the lower of cost or market. Based on management's experience, the carrying value approximates the fair value. Any changes in the net notes receivable balances are classified as an operating activity.

(r) Other Receivables

Included in Other Receivables are reimbursements due from franchisees and agents for possible cancellation of policies, and receivables from sellers for consulting fees and other services. Most of these amounts are collected within 30 days from franchisees, borrowers or agents and all amounts are collected within 12 months from date of recording.

(s) Advertising

The Company expenses the costs of advertising as they are incurred. Total advertising and marketing expenses for the years ended December 31, 2006, 2005 and 2004 was $13,224,000, $10,306,000 and $5,435,000, respectively.

(t) Restricted Cash

Cash payments are made monthly to First National Bank of Phillipsburg as trustee for the Industrial Revenue Bonds. These funds are held by the trustee for payment of semi-annual interest and principal payments to bond holders on January 1st and July 1st. The amount of cash held at First National Bank of Phillipsburg at December 31, 2006 and 2005 was $71,000 and $72,000, respectively.

The Company holds insurance commissions for the special purpose entities Brooke Acceptance Company LLC, Brooke Captive Credit Company 2003, LLC, Brooke Securitization Company 2004A, LLC, Brooke Capital Company, LLC, Brooke Securitization Company V, LLC and Brooke Securitization Company 2006-1 for the purpose of making future loan payments, and the use of these funds is restricted until the next monthly loan payment is made. The amount of commissions held at December 31, 2006 and 2005 was $615,000 and $547,000, respectively.

The Company holds amounts in escrow in a cash account for certain borrowers for the purpose of paying debt service, property taxes and/or property insurance typically paid during the first year of the loan financing. The amount of escrowed cash held at December 31, 2006 and 2005 was $564,000 and $0, respectively.

(u) Securities

The carrying values of securities were $50,322,000 and $44,682,000 at December 31, 2006 and 2005, respectively, and consisted primarily of three types of securities: interest-only strip receivables in loan securitizations; retained interests in loan securitizations and cash reserves. These securities are classified as available for sale under SFAS 115, *"Accounting for Certain Investments in Debt and Equity Securities."* The aggregate carrying values of $50,320,000 and $44,681,000 at December 31, 2006 and 2005, respectively, for the corresponding marketable securities approximates the fair value as calculated by the Company using reasonable assumptions.

Loan securitizations represent the transfer of notes receivable by sale to a bankruptcy-remote special purpose entity that issues asset-backed notes to accredited investors.

The carrying values of the interest-only strip receivable in loan securitizations were $12,094,000 and $11,158,000 at December 31, 2006 and 2005, respectively. The carrying values of subordinated tranches (equity interest in securities balance) were $37,003,000 and $32,898,000 at December 31, 2006 and 2005, respectively. The carrying values of cash reserves were $1,223,000 and $625,000 at December 31, 2006 and 2005, respectively. The amount of unrealized gain on the interest-only strip receivable was $89,000 and $575,000 at December 31, 2006 and 2005, respectively. The interest-only strip receivables have varying dates of maturities ranging from the fourth quarter of 2014 to the second quarter of 2021.

When the Company sells notes receivable in securitizations, it retains an interest-only strip receivable, a subordinated tranche and cash reserve accounts, all of which are retained interests in the loan securitizations. The amount of gain or loss recorded on the sale of notes receivable in securitizations depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To initially obtain fair value of retained interest resulting from securitization of notes receivable, quoted market prices are used if available. However, quotes are generally not available for such retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions, credit losses (0.50% annually), prepayment speed (10.00% annually) and discount rates (11.00%) commensurate with the risks involved.

Upon the securitization of financial assets, unaffiliated purchasers in the transferred assets obtain full control over the assets and obtain the right to freely pledge or transfer the notes receivable. Servicing associated with the transferred assets is primarily the responsibility of unaffiliated servicing companies, which are compensated directly from cash flows generated from the transferred assets.

Although the Company does not provide recourse on the transferred notes and is not obligated to repay amounts due to unaffiliated purchasers, its retained interest is subject to loss, in part or in full, in the event credit losses exceed initial and ongoing management assumptions used in the fair market value calculation. Additionally, a partial loss of retained interest could occur in the event actual prepayments exceed management's initial and ongoing assumptions used in the fair market calculation.

Cash flows associated with the Company's retained interest in the transferred assets are subordinate to cash flow distributions to the trustee over the transferred assets, servicer of the transferred loans, collateral preservation providers of the transferred loans and unaffiliated purchasers. Actual prepayments and credit losses will impact the amount and frequency of cash flow distributions to the Company from its retained interest. Although the Company expects to receive a certain level of cash flows over the life of the securitized receivables and the term of the securitization notes, the Company will not receive full return of its retained interest until all obligations with respect to underlying loans are met.

Subsequent to the initial calculation of the fair value of retained interest, the Company utilizes a fair market calculation methodology to determine the ongoing fair market value of the retained interest. Ongoing fair value is calculated using the then current outstanding principal of the transferred notes receivable and the outstanding balances due unaffiliated purchasers, which are reflective of credit losses and prepayments prior to the fair value recalculation. Additionally, the Company completes an ongoing analysis of key assumptions used in the fair market value calculation to ensure that such assumptions used in the calculation are viable, based on current and historical prepayments and credit loss trends within similar asset types. Based upon this analysis and due to the current interest rate environment at the time of the analysis, the discount rate assumption used in the asset valuation was increased from 8.5% to 11.00% in the fourth quarter of 2005. All other assumptions remain the same. Management may make necessary adjustments to key assumptions based on current and historical trends, which may result in an immediate reduction or impairment loss in the fair market value of retained interest. As a result of the change in discount rate, the Company recorded an unrealized loss, net of taxes, of $91,000 on the retained interest for the year ended December 31, 2005. No impairment loss resulted from the change in the discount rate for the year ended December 31, 2005. During 2006 the securitized pools of loans experienced an increase in the prepayment rate, and as a result, management determined that an "other than temporary" impairment occurred. The Company recorded an impairment loss of $329,000 for the year ended December 31, 2006, which is included in other income on the consolidated statement of operations. The Company believes that over the life of the securitizations the prepayment rate assumption used continues to be appropriate. Summarized in footnote 2 is a sensitivity analysis or stress test on retained interests to determine the impact of a 10% and 20% variance in key assumptions currently used by management to calculate the fair value of retained interests.

Footnote 2 also contains a table summarizing the principal balances of loans managed by the Company, which includes the subordinate tranche (equity interest in securities balance) within the securitized notes receivable. Included within the table are delinquency and net credit loss trends of managed receivables at December 31, 2006 and 2005.

The Company acquired approximately 9% of the stock outstanding in First American Capital Corporation in October 2003 for $772,000. This investment was subsequently sold in March 2005 for $770,000.

(v) Insurance Losses and Loss Expenses

Insurance losses to be incurred and loss expenses to be paid by DB Indemnity, Ltd. are estimated and recorded when advised by the insured. Outstanding losses and loss expense adjustments represent the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred before the balance sheet date. These amounts are based upon estimates of losses reported by the insureds plus an estimate for losses incurred but not reported.

Management believes that the provision for outstanding losses and loss expenses will be adequate to cover the ultimate net cost of losses incurred to the balance sheet date, but the provision is necessarily an estimate and may ultimately be settled for a significantly greater or lesser amount. It is at least reasonably possible that management will revise this estimate significantly in the near term. Any subsequent differences arising are recorded in the period in which they are determined.

(w) Other Operating Interest Expense

Operating interest expense includes interest paid by the Company's finance subsidiary to DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Fifth Third Bank, and Home Federal Savings and Loan Association of Nebraska on line of credit loans for the purpose of originating insurance agency loans, originating funeral home loans and financing the over-collateralization portion of loans funded with the other lines of credit, and is, therefore, an operating expense. The interest paid on these lines of credit for the years ending December 31, 2006, 2005 and 2004 was $3,125,000, $1,675,000, and $291,000, respectively. The finance subsidiary also paid interest to bondholders until the bonds were called in August 2005 and paid in full. The funds received from the sale of the bonds were for the purpose of originating loans and the associated interest expense is, therefore, an operating expense. Bond interest expenses for the years ended December 31, 2006, 2005 and 2004 were $0, $245,000 and $426,000, respectively. The Company also paid interest to debenture holders until the debentures were called and paid in full in December 2005. The funds received from the sale of debentures were used by the finance subsidiary to originate loans and the associated interest expense is, therefore, an operating expense. The debenture interest expenses for the years ended December 31, 2006, 2005 and 2004 were $0, $202,000 and $210,000, respectively.

(x) Stock-Based Compensation

The Company has granted stock options to employees of the Company pursuant to its 2001 Compensatory Stock Option Plan, which terminated, except with respect to options then outstanding on April 27, 2006. The Company adopted SFAS 123R, "*Share-Based Payment*," on January 1, 2006. The Company's net income for the year ended December 31, 2006 was reduced by $38,000 and its income per fully diluted share remained at $0.76. The Company's net income would have been reduced to $9,641,000 and $6,493,000 for the years ended December 31, 2005 and 2004, respectively, with the Company's income per fully diluted share being reduced to $0.86 and $0.63 at December 31, 2005 and 2004, respectively, if the compensation cost for the stock options had been determined based on the fair value at the date of grant pursuant to the provisions of SFAS 123R, "*Share-Based Payment.*" The Company made the following assumptions when calculating the fair value of the stock option: expected stock volatility of 10%; risk-free interest rate of 5%; and dividend rate of 1%. See footnote 13 for additional disclosures.

(in thousands, except per share data)	2006	2005	2004
Net income as reported	$ 10,742	$ 9,705	$ 6,694
Total stock-based employee compensation cost determined under fair value method for all awards, net of related income tax effects		(64)	(201)
Pro forma net income		9,641	6,493
Basic earnings per share:			
As reported	0.79	0.89	0.69
Pro forma		0.89	0.67
Diluted earnings per share:			
As reported	0.76	0.86	0.65
Pro forma		0.86	0.63

(y) Interest-only Strip Receivable

The aggregate carrying values of interest-only-strip receivables were $4,497,000 and $1,412,000 at December 31, 2006 and 2005, respectively. Interest-only strip receivables represent the fair value of an asset resulting from the sale of notes receivable to a participating bank. The amount of unrealized gain on the interest-only strip receivable was $94,000 at December 31, 2006 and the amount of unrealized loss on the interest-only strip receivable was $93,000 at December 31, 2005. The interest-only strip receivables have varying dates of maturities ranging from 2011 to 2027.

When the Company sells notes receivable to a participating bank, it retains an interest-only strip receivable. The amount of gain or loss recorded on the sale of notes receivable to a participating bank depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interest-only strip receivable based on its relative fair value at the date of transfer. To obtain fair values, the Company estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (credit losses, prepayment speeds, and discount rates) commensurate with the risks involved. As mentioned in footnote 1(u), in the fourth quarter of 2005 the Company changed the discount rate assumption, as a result, the Company recorded an unrealized loss, net of taxes of $371,000 on the interest-only strip receivable for the year ended December 31, 2005. For additional information on the key assumptions and risks involved see footnote 2.

(z) Investments

The amortized cost and fair value of investments at December 31, 2006 are summarized as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006:				
U.S. Government Agency	$ 1,559	$ 10	$ 18	$ 1,551
Corporate bonds	10,973	75	300	10,748
Total	$ 12,532	$ 85	$ 318	$ 12,299
Equity securities	$ 258	$ 29	$ 4	$ 283

The amortized cost and fair value of fixed maturities at December 31, 2006, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations.

(in thousands)	Amortized Cost	Fair Value
Due in one year or less through five years	$ 2,454	$ 2,470
Due after five years through ten years	5,177	5,065
Due after ten years	4,901	4,764
	$ 12,532	$ 12,299

The fair values for investments in fixed maturities are based on quoted market prices.

Included in investments are securities, which have been pledged to various state insurance departments. The fair values of these securities were $1,991,000 at December 31, 2006.

Since 2004, the Company has purchased investments in lottery prize cash flows. These other investments involve purchasing assignments of the future payment rights from the lottery winners at a discounted price sufficient to meet the Company's yield requirements. Payments on these other investments will be made by state run lotteries and as such are backed by the general credit of the respective states. At December 31, 2006 the carrying value of other investments was $3,067,000. Also included in this category are investments of policy loans of $166,000, investments in real estate of $275,000, and mortgage loans on real estate of $1,937,000.

The Company has a policy and process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. At the end of each quarter, all securities are reviewed in an effort to determine each issuer's ability to service its debts and the length of time the security has been trading below cost. This quarterly process includes an assessment of the credit quality of each investment in the entire securities portfolio. The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other-than-temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. Based on the performance of these procedures, no securities are deemed to be other-than-temporarily impaired by the Company.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other-than-temporary. These risks and uncertainties include: (1) the risk that the Company's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to the Company's investment professionals who determine the fair value estimates and other-than-temporary impairments, and (4) the risk that new information obtained by the Company or changes in other facts and circumstances lead the Company to change its intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to income in a future period.

The Company owned 68 securities that were in an unrealized loss position at December 31, 2006. The following tables provide information regarding unrealized losses on investments available for sale, as of December 31, 2006.

	Less than 12 months		12 months or longer		Total	
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2006:						
U.S. Government Agency	$ —	$ —	$ 695	$ 18	$ 695	$ 18
Corporate bonds	4,360	78	4,743	222	9,103	300
Total	$ 4,360	$ 78	$ 5,438	$ 240	$ 9,798	$ 318
Equity securities	$ 2	$ —	$ 96	$ 4	$ 98	$ 4

(aa) Policy and Contract Liabilities

Annuity contract liabilities (future annuity benefits) are computed using the retrospective deposit method and consist of policy account balances before deduction of surrender charges, which accrue to the benefit of policyholders. Premiums received on annuity contracts are recognized as an increase in a liability rather than premium income. Interest credited on annuity contracts is recognized as an expense. The range of interest crediting rates for annuity products was 4.25 to 5.35 percent in 2006.

Traditional life insurance policy benefit liabilities (future policy benefits) are computed on a net level premium method using assumptions with respect to current yield, mortality, withdrawal rates, and other assumptions deemed appropriate by the Company. Reserve interest assumptions, including the impact of grading for possible adverse deviations, ranged from 4.50 to 7.25 percent.

Policy claim liabilities represent the estimated liabilities for claims reported plus claims incurred but not yet reported. The liabilities are subject to the impact of actual payments and future changes in claim factors.

Policyholder premium deposits represent premiums received for the payment of future premiums on existing policyholder contracts. Interest was credited on these deposits at the rate of 4% in 2006. The premium deposits are recognized as an increase in a liability rather than premium income. Interest credited on the premium deposits is recognized as an expense.

(bb) Warrant Obligation

The warrant obligation consists of the detachable warrants for Brooke Credit Corporation common stock issued in connection with Brooke Credit Corporation's debt offering during the fourth quarter of 2006. The detachable noteholder warrants are within the scope of SFAS 150, "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*". SFAS 150 requires issuers to classify as liabilities (or assets under certain circumstances) free-standing financial instruments which, at inception, require or may require an issuer to settle an obligation by transferring assets.

SFAS 150 requires the detachable warrants issued to the noteholders to be classified as a liability. Upon commencement of the put period or five years from the date of close, the holders of these warrants could exercise their rights to force Brooke Credit Corporation to repurchase the warrants and/or warrant shares at the appraised value of the common stock, less the warrant exercise price of $0.01 per share. The fair market value of the warrants at the close of the offering, on November 1, 2006, was $2,737,000, using a valuation model obtained from a third-party valuation expert.

As of December 31, 2006, the fair market value of these warrants was $2,821,000. The increase in the fair market value from November 1, 2006 to December 31, 2006 required Brooke Credit Corporation to record an increase in the value of the puttable warrant liability and additional interest expense of approximately $84,000 for the year ended December 31, 2006, in accordance with SFAS 150. At each balance sheet date, any change in the calculated fair market value of the warrant obligation must be recorded as additional interest costs or financing income. Since the exercise price of the warrants is nominal, the change in the fair market value of the warrants represents the additional cost or income for the period.

Also in accordance with SFAS 150, the noteholder warrants were initially recorded as a discount to the notes based on the fair market value of the warrants at November 1, 2006, or approximately $2,737,000. The discount on the notes is amortized over the life of the notes using the effective interest method. The amount of amortization resulting from discount accretion for the year ended December 31, 2006 was $41,000.

Warrants for Brooke Credit Corporation's common shares have also been issued to the placement agent of the debt offering that occurred during the fourth quarter of 2006. Brooke Credit Corporation issued warrants to the placement agent, Morgan Joseph & Co. Inc., to acquire 2% of the offering or $900,000 worth of common stock for a nominal exercise price ($0.01), subject to anti-dilution adjustments. These warrants were exercisable immediately and expire on October 31, 2011, 5 years from the date of the debt offering closing. As mentioned above, the placement agent warrants are a direct issuance cost and are deferred as such and amortized over the life of the notes.

(cc) Advertising Supply Inventory

In conjunction with the construction of an advertising/marketing center in Phillipsburg, Kansas the Company now retains large quantities of marketing materials that franchisees use to promote their businesses. These marketing supplies may be held in inventory for a period of up to 12 months before delivery to franchisees.

2. Notes Receivable

At December 31, 2006 and 2005, accounts and notes receivable consist of the following:

(in thousands)	12/31/2006	12/31/2005
Business loans	$ 422,684	$ 243,611
Less: Business loans sold	(324,389)	(219,649)
Commercial real estate loans	60,594	33,803
Less: Real estate loans sold	(21,585)	(24,444)
Loans with subsidiaries	5,858	5,166
Less: Subsidiary loans sold	(5,858)	(5,166)
Plus: Loans sold not classified as a true sale	26,849	10,857
Total notes receivable, net	164,153	44,178
Interest earned not collected on notes*	3,401	1,382
Customer receivables	20,666	10,919
Allowance for doubtful accounts	(1,466)	(716)
Total accounts and notes receivable, net	$ 186,754	$ 55,763

* The Company has a corresponding liability for interest payable to participating lenders in the amounts of $903,000 and $480,000 at December 31, 2006 and 2005, respectively.

Brooke Credit Corporation has loaned money to the Company and to other subsidiaries of the Company. These notes receivable have been eliminated in consolidation to the extent the notes receivable have not been sold to an unaffiliated third party. The sale of all or a portion of the intracompany notes receivable to an unaffiliated third party results in a notes payable, as discussed in footnote 4.

Loan participations and loan securitizations represent the transfer of notes receivable, by sale, to "participating" lenders or asset-backed security investors. The Company receives consideration from the transfer of notes receivable, through retained interest and servicing assets. These transfers are accounted for by the criteria established by SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."*

The transfers that do not meet the criteria established by SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* are classified as secured borrowings and the balances recorded as both a note receivable asset and participation payable liability. At December 31, 2006 and 2005, secured borrowings totaled $26,849,000 and $10,857,000, respectively.

Of the notes receivable sold, at December 31, 2006 and 2005, $319,125,000 and $233,236,000, respectively, were accounted for as sales because the transfers meet the criteria established by SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* Purchasers of these notes receivable obtained full control over the transferred assets (i.e. notes receivables) and obtained the right, free of conditions that constrain them from taking advantage of that right, to pledge or exchange the notes receivables. Furthermore, the agreements to transfer assets do not entitle or obligate the Company to repurchase or redeem the notes receivable before their maturity, except in the event of an uncured breach of warranty.

When the Company sells notes receivable, it generally retains interest and servicing income. Gain or loss on sales of the notes receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interest and servicing assets based on their relative fair value at the date of transfer.

On loan participations, the Company is typically paid annual servicing fees ranging from 0.25% to 1.375% of the outstanding loan balance. In those instances when annual service fees paid to the Company are less than the minimum cost of servicing, which is estimated at 0.25% of the outstanding balance, a servicing liability is recorded. Additionally, the Company often retains interest income. The Company's right to interest income is not subordinate to the purchasers' interests and the Company shares interest income with purchasers on a pro rata basis. Although not subordinate to purchasers' interests, the Company's retained interest is subject to credit and prepayment risks on the transferred assets. Additionally, on loan participations sold with recourse, the Company's retained interest is subject to credit risk on the transferred assets.

On loan securitizations, the Company is typically paid annual servicing fees ranging from 0.10% to 0.25% of the outstanding securitized loan balances. Additionally, the Company often retains interest income. The Company's right to interest income is subordinate to the investor's interests. As such, the Company's retained interest is subject to credit and prepayment risks on the transferred assets.

In April 2003, Brooke Credit Corporation sold $15,825,000 of loans to qualifying special purpose entity Brooke Acceptance Company LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $13,350,000 of asset-backed securities were issued to accredited investors by Brooke Acceptance Company LLC. Brooke Credit Corporation received servicing income of $6,000, $8,000 and $11,000, respectively, from the primary servicer for the years ended December 31, 2006, 2005 and 2004. The fair value of the interest-only strip receivable retained, the fair value of the difference between loans sold and securities issued to accredited investors (or the retained equity) and the fair value of cash reserves were recorded on the Company's books as a security with balances of $2,307,000 and $3,511,000, respectively, on December 31, 2006 and 2005. At December 31, 2006, this security is comprised of retained interest-only strip receivables totaling $221,000, retained equity in the special purpose entity totaling $1,961,000 and cash reserves totaling $125,000.

In November 2003, Brooke Credit Corporation sold $23,526,000 of loans to qualifying special purpose entity Brooke Captive Credit Company 2003, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $18,500,000 of asset-backed securities were issued to accredited investors by Brooke Captive Credit Company 2003, LLC. Brooke Credit Corporation received servicing income of $8,000, $12,000 and $17,000, respectively, from the primary servicer for the years ended December 31, 2006, 2005 and 2004. The fair value of the interest-only strip receivable retained, the fair value of the difference between loans sold and securities issued to accredited investors (or the retained equity) and the fair value of cash reserves were recorded on the Company's books as a security with balances of $3,511,000 and $6,556,000, respectively, on December 31, 2006 and 2005. At December 31, 2006, this security is comprised of retained interest-only strip receivables totaling $227,000, retained equity in the special purpose entity totaling $3,159,000 and cash reserves totaling $125,000.

In June 2004, Brooke Credit Corporation sold $24,832,000 of loans to qualifying special purpose entity Brooke Securitization Company 2004A, LLC. This sale represents a loan securitization for which an interest receivable was retained. Of the loans sold, $20,000,000 of asset-backed securities were issued to accredited investors by Brooke Securitization Company 2004A, LLC. Brooke Credit Corporation received servicing income of $8,000, $10,000, and $6,000, respectively, from the primary servicer for the years ended December 31, 2006, 2005 and 2004. The fair value of the interest-only strip receivable retained, the fair value of the difference between loans sold and securities issued to accredited investors (or the retained equity) and the fair value of cash reserves were recorded on the Company's books as a security with balances of $3,612,000 and $4,721,000, respectively, at December 31, 2006 and December 31, 2005. At December 31, 2006, this security is comprised of retained interest-only strip receivables totaling $1,006,000, retained equity in the special purpose entity totaling $2,481,000 and cash reserves totaling $125,000.

In March 2005, the Company sold $40,993,000 of loans to qualifying special purpose entity Brooke Capital Company, LLC. This sale represents a loan securitization in which an interest receivable was retained. Of the loans sold, $32,000,000 of asset-backed securities were issued to accredited investors by Brooke Capital Company, LLC. Brooke Credit Corporation received servicing income of $36,000 and $32,000, respectively, from the primary servicer for the years ending December 31, 2006 and 2005. The fair value of the interest-only strip receivable retained, the fair value of the difference between loans sold and securities issued to accredited investors (or the retained equity) and the fair value of cash reserves were recorded on the Company's books as a security with balances of $9,339,000 and $11,692,000, respectively on December 31, 2006 and 2005. At December 31, 2006, this security is comprised of retained interest-only strip receivables totaling $2,191,000, retained equity in the special purpose entity totaling $6,650,000 and cash reserves totaling $125,000. Also included in this security at December 31, 2006 were amounts totaling $373,000 that were held due to the timing of loan payments and payments to the asset-backed security holders.

In December 2005, the Company sold $64,111,000 of loans to qualifying special purpose entity Brooke Securitization Company V, LLC. The sale represents a loan securitization in which an interest receivable was retained. Of the loans sold, $51,500,000 of asset-backed securities were issued to accredited investors by Brooke Securitization Company V, LLC. Brooke Credit Corporation received servicing income of $61,000 and $6,000, respectively, from the primary servicer for the years ending December 31, 2006 and 2005. The fair value of the interest-only strip receivable retained, the fair value of the difference between loans sold and securities issued to accredited investors (or the retained equity) and the fair value of cash reserves were recorded on the Company's books as a security with a balance of $14,891,000 and $18,201,000, respectively, on December 31, 2006 and 2005. At December 31, 2006, this security is comprised of retained interest-only strip receivables totaling $4,427,000, retained equity in the special purpose entity totaling $10,289,000 and cash reserves totaling $175,000.

In July 2006, the Company sold $65,433,000 of loans to qualifying special purpose entity Brooke Securitization Company 2006-1, LLC. The sale represents a loan securitization in which an interest receivable was retained. Of the loans sold, $52,346,000 of asset-backed securities were issued to an accredited investor by Brooke Securitization Company 2006-1, LLC. The Company received servicing income of $28,000 from the primary servicer for the year ended December 31, 2006. The fair value of the interest-only strip receivable retained, the fair value of the difference between loans sold and securities issued to the accredited investor (or the retained equity) and the fair value of cash reserves were recorded on the Company's books as a security with a balance of $16,660,000 at December 31, 2006. At December 31, 2006, this security is comprised of retained interest-only strip receivables totaling $4,022,000, retained equity in the special purpose entity totaling $12,463,000 and cash reserves totaling $175,000.

At December 31, 2006 and 2005, the Company had transferred assets with balances totaling $319,125,000 and $233,236,000, respectively, resulting in pre-tax gains for the years ended December 31, 2006, 2005 and 2004 of $7,423,000, $7,435,000 and $2,475,000, respectively.

The fair value of retained interest-only strip receivables is calculated by estimating the net present value of interest income on loans sold using the discount rate and prepayment speeds noted in the following key economic assumptions table. The fair value of the retained interest-only strip receivables is also reduced by the amount of estimated credit losses on loans sold with recourse and loans sold in securitizations, which are calculated using the estimated credit loss percentage noted in the following table. At December 31, 2006 and 2005, the fair value of retained interest-only strip receivables recorded by the Company was $16,591,000 and $12,570,000, respectively. Of the totals at December 31, 2006, $4,497,000 was carried in the Company's Interest-only strip receivable asset account and $12,094,000 in retained interest-only strip receivables resulting from securitizations was carried in the Company's Securities asset account. Of the totals at December 31, 2005, $1,412,000 was carried in the Company's Interest-only strip receivable asset account and $11,158,000 in retained interest-only strip receivables resulting from securitizations was carried in the Company's Securities asset account.

Of the business and real estate loans at December 31, 2006 and 2005, $2,247,000 and $3,807,000, respectively, in loans were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At December 31, 2006, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; and c) were not in default.

To obtain fair values of retained interests, quoted market prices are used, if available. However, quotes are generally not available for retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions, credit losses, prepayment speed and discount rates commensurate with the risks involved.

The value of the "Servicing Asset" is calculated by estimating the net present value of net servicing income (or expense) on loans sold using the discount rate and prepayment speeds noted in the following key economic assumptions table. At December 31, 2006 and 2005, the value of the servicing asset recorded by the Company was $4,512,000 and $2,650,000, respectively. Subsequent to the initial recording at fair value, the servicing asset is amortized in proportion to and over the period of estimated net servicing income.

The value of the "Servicing Liability" is calculated by estimating the net present value of net servicing expense on loans sold using the discount rate and prepayment speeds noted in the table below. At December 31, 2006 and 2005, the value of the servicing liability recorded by the Company was $24,000 and $34,000, respectively.

The predominant risk characteristics of the underlying loans related to the Company's retained interest and servicing assets have been analyzed by management to identify how to stratify these assets for the purpose of evaluating and measuring impairment. The underlying loans are very similar in virtually all respects; however, management has concluded that those underlying loans with adjustable interest rates should be evaluated separately from loans with fixed interest rates. Accordingly, different key economic assumptions have been used when determining the fair value of retained interest and servicing assets resulted from fixed rate loans than have been used for adjustable rate loans. However, for presentation purposes and due to the immateriality of the fixed rate stratum, they have been combined in the tables hereafter. The fixed rate stratum represents less than 1.00% of the retained interest and servicing assets. In addition, the Company no longer typically originates fixed rate loans, and, therefore, there are no new assets resulting from fixed rate loans. No valuation allowance has been established because the fair value for the adjustable rate loan stratum is not less than the carrying amount of the servicing assets.

Although substantially all of the Company's loans are adjustable, a discount rate has been applied to reflect the net present value of future revenue streams. As such, changes in the net present value rate, or discount rate, resulting from interest rate variations, could adversely affect the asset's fair value.

Impairment of retained interest and servicing assets is evaluated and measured annually. The impairment testing is performed by taking the current interest and servicing revenue stream and valuing the new revenue stream with the appropriate assumptions. The new revenue stream is based on the loan balances at the date the impairment test is completed which will include all prepayments on loans and any credit losses for those loans. The new discounted revenue stream is then compared to the carrying value on the Company's books and, if the new value is greater than the value on the books no impairment has occurred If the new discounted revenue stream is less than the value on the books, further analysis is performed to determine if an "other than temporary" impairment has occurred. If an "other than temporary" impairment has occurred the Company would write the asset to the new discounted revenue stream. During 2006 the securitized pools of loans experienced increases in the prepayment rate, and as a result, management determined that an "other than temporary" impairment occurred. The Company recorded an impairment loss of $329,000 for the year ended December 31, 2006. The Company believes that over the life of the securitizations the prepayment rate assumption used continues to be appropriate. No impairment was recognized in the years ended December 31, 2005 and December 31, 2004.

At December 31, 2006, key economic assumptions used in measuring the retained interests and servicing assets when loans were sold or securitized during the year were as follows (rates per annum):

	Business Loans (Adjustable Rate Stratum)*	Business Loans (Fixed-Rate Stratum)
Prepayment speed	10.00%	8.00%
Weighted average life *(months)*	137	38
Expected credit losses	0.50%	0.21%
Discount rate**	11.00%	11.00%

* Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%). Contract terms vary but, for most loans made prior to the third quarter of 2004, the rate is adjusted annually on December 31st. Beginning in the third quarter of 2004, contract terms on new loans are adjusted monthly or daily to an index as noted above.

** During the fourth quarter of 2005 the discount rate assumption was changed from 8.50% to 11.00%.

At December 31, 2006, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

(in thousands except percentages)	Business Loans (Fixed & Adjustable Rate Stratum)
Prepayment speed (annual rate)	8.00% - 10.00%
Impact on fair value of 10% adverse change	$ (501)
Impact on fair value of 20% adverse change	$ (981)
Expected credit losses (annual rate)	0.21% - 0.50%
Impact on fair value of 10% adverse change	$ (226)
Impact on fair value of 20% adverse change	$ (452)
Discount rate (annual)*	11.00%
Impact on fair value of 10% adverse change	$ (760)
Impact on fair value of 20% adverse change	$(1,475)

* During the fourth quarter of 2005, the discount rate assumption was changed from 8.50% to 11.00%.

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the value of the retained interest-only strip receivables and servicing assets is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The above adverse changes for prepayment speed and discount rate are calculated on the Company's retained interest-only strip receivables and servicing assets on loans sold totaling $319,125,000. The above adverse changes for expected credit losses are calculated on the Company's retained interest-only strip receivables in loans sold with recourse to participating lenders and loans sold in securitizations.

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in key economic assumptions.

Effect of Increases in Assumed Prepayment Speed on Servicing Asset

(in thousands)	Fixed & Adjustable Rate Stratum 10% Prepayment Increase	Fixed & Adjustable Rate Stratum 20% Prepayment Increase
Estimated cash flows from loan servicing fees	$ 8,730	$ 8,524
Servicing expense	(1,507)	(1,459)
Discount of estimated cash flows at 11.00% rate	(2,792)	(2,711)
Carrying value of servicing asset after effect of increases	4,431	4,354
Carrying value of servicing asset before effect of increases	4,512	4,512
Decrease of carrying value due to increase in prepayments	$ (81)	$ (158)

Effect of Increases in Assumed Prepayment Speed on Retained Interest (Interest-Only Strip Receivable, including retained interest carried in Securities balance)

(in thousands)	Fixed & Adjustable Rate Stratum 10% Prepayment Increase	Fixed & Adjustable Rate Stratum 20% Prepayment Increase
Estimated cash flows from interest income	$ 27,745	$ 26,806
Estimated credit losses	(3,154)	(3,035)
Discount of estimated cash flows at 11.00% rate	(8,420)	(8,003)
Carrying value of retained interests after effect of increases	16,171	15,768
Carrying value of retained interests before effect of increases	16,591	16,591
Decrease of carrying value due to increase in prepayments	$ (420)	$ (823)

Effect of Increases in Assumed Credit Loss Rate on Retained Interest (Interest-Only Strip Receivable, including retained interest carried in Securities balance)

(in thousands)	Fixed & Adjustable Rate Stratum 10% Credit Loss Increase	Fixed & Adjustable Rate Stratum 20% Credit Loss Increase
Estimated cash flows from interest income	$ 28,731	$ 28,732
Estimated credit losses	(3,606)	(3,934)
Discount of estimated cash flows at 11.00% rate	(8,760)	(8,659)
Carrying value of retained interests after effect of increases	16,365	16,139
Carrying value of retained interests before effect of increases	16,591	16,591
Decrease of carrying value due to increase in credit losses	$ (226)	$(452)

Effect of Increases in Assumed Discount Rate on Servicing Asset

(in thousands)	Fixed & Adjustable Rate Stratum 10% Discount Rate Increase	Fixed & Adjustable Rate Stratum 20% Discount Rate Increase
Estimated cash flows from loan servicing fees	$ 8,949	$ 8,949
Servicing expense	(1,558)	(1,558)
Discount of estimated cash flows	(3,036)	(3,188)
Carrying value of servicing asset after effect of increases	4,355	4,203
Carrying value of servicing asset before effect of increases	4,512	4,512
Decrease of carrying value due to increase in discount rate	$ (157)	$ (309)

Effect of Increases in Assumed Discount Rate on Retained Interest (Interest-Only Strip Receivable, including retained interest carried in Securities balance)

(in thousands)	Fixed & Adjustable Rate Stratum 10% Discount Rate Increase	Fixed & Adjustable Rate Stratum 20% Discount Rate Increase
Estimated cash flows from interest income	$ 28,732	$ 28,732
Estimated credit losses	(3,278)	(3,278)
Discount of estimated cash flows	(9,466)	(10,029)
Carrying value of retained interests after effect of increases	15,988	15,425
Carrying value of retained interests before effect of increases	16,591	16,591
Decrease of carrying value due to increase in discount rate	$ (603)	$ (1,166)

The following is an illustration of disclosure of expected static pool credit losses to the Company for loan participations sold with recourse and loans sold in securitizations. "Static pool credit loss" is an analytical tool that matches credit losses with the corresponding loans so that loan growth does not distort or minimize actual loss rates. The Company discloses static pool loss rates by measuring credit losses for loans originated in each of the last three years.

	Recourse & Securitized Loans Sold in		
	2006	2005	2004
Actual & Projected Credit Losses (%) at:			
December 31, 2006	0%	0.24%	0%
December 31, 2005		0	0
December 31, 2004			0

The following table presents quantitative information about the Company managed portfolio, including balances, delinquencies and net credit losses at and for the years ended December 31, 2006 and December 31, 2005. At and for the years ended December 31, 2006 and December 31, 2005, the related party notes did not have any principal amounts 60 or more days past due, nor were there any credit losses on the related party notes. See footnote 11 for further discussion of the related party notes.

(in thousands)	Total Principal Amount of Loans December 31, 2006	Total Principal Amount of Loans December 31, 2005	Principal Amounts 60 or More Days Past Due* December 31, 2006	Principal Amounts 60 or More Days Past Due* December 31, 2005	Net Credit Losses** December 31, 2006	Net Credit Losses** December 31, 2005
Loan portfolio consists of:						
Loans on balance sheet	$ 82,111	$ 35,813	$ 1,931	$ 337	$ 168	$ 13
Loans on balance sheet held in bankruptcy-remote warehouses	82,042	8,365	—	—	—	—
Loans participated***	151,255	92,609	360	290	—	—
Loans securitized	167,870	140,627	—	—	357	—
Total loans managed	$ 483,278	$ 277,414	$ 2,291	$ 627	$ 525	$ 13

* Loans 60 days or more past due are based on end of period loan balances.

** Net credit losses are based on total loans outstanding. The net credit losses are net of recoveries, including recoveries from the proceeds of financial guaranty policies.

*** Loans participated represents true sale loan participations sold.

3. Property and Equipment

A summary of property and equipment and depreciation is as follows:

(in thousands)	December 31, 2006	December 31, 2005
Furniture	$ 3,833	$ 1,179
Office and computer equipment	3,306	2,288
Automobiles and airplanes	1,499	1,396
Building and leasehold improvements	10,174	2,112
Land	1,386	512
	20,198	7,487
Less: Accumulated depreciation	(4,404)	(2,333)
Property and equipment, net	$ 15,794	$ 5,154
Depreciation expense	$ 1,207	$ 820

4. Bank Loans, Notes Payable, and Other Long-Term Obligations

(in thousands)	2006	2005
Seller notes payable. These notes are payable to the seller of businesses that the Company has purchased and are collateralized by assets of the businesses purchased. Some of these notes have an interest rate of 0% and have been discounted at a rate of 5.50% to 9.75%. Interest rates on these notes range from 4.00% to 7.00% and maturities range from January 2007 to May 2010.	$ 19,300	$ 25,739
Valley View Bank line of credit. Maximum line of credit available of $4,000,000. Collateralized by notes receivable. Line of credit due January 2007, subsequently extended to July 2007. Interest rate is variable and was 10.25% at December 31, 2006, with interest and principal due monthly.	2,605	2,708
Fifth Third Bank, Canadian Branch line of credit. Maximum line of credit available of $10,000,000 (Canadian dollars). Collateralized by notes receivable. Line of credit due February 2007. Interest rate is variable and was 7.00% at December 31, 2006, with interest due monthly.	8,329	—
Fifth Third Bank, line of credit. Maximum line of credit available of $80,000,000. Collateralized by notes receivable. Line of credit due September 2009. Interest rate is variable and was 5.84% at December 31, 2006, with interest due monthly.	68,233	—
Home Federal Savings and Loan Association of Nebraska, line of credit. Maximum line of credit available of $7,500,000. Collateralized by notes receivable. Line of credit due November 2009. Interest rate is variable and was 9.50% at December 31, 2006, with interest and principal due monthly	7,477	—
DZ BANK AG Deutsche Zentral-Genossenschaftsbank line of credit. Maximum line of credit available of $80,000,000. Collateralized by notes receivable. Line of credit due August 2009. Interest rate is variable and was at 7.08% at December 31, 2006, with interest due monthly.	—	6,078
Company debt with banks. These notes are payable to banks and collateralized by various assets of the Company. Interest rates on these notes range from 6.75% to 10.75%. Maturities range from February 2007 to January 2021.	29,030	28,050
Falcon Mezz. Partners II, LP, FMP II Co.-Investment, LLC and JZ Equity Partners PLC note payable. This $45,000,000 note has an associated discount of $2,696,000. Collateralized by assets of the Company. The note principal is due at maturity, April 2013. Interest rate is fixed at 12.00%, with interest due quarterly	42,304	—
Total bank loans and notes payable	177,278	62,575
Bonds and debentures payable and capital lease obligation (See Notes 5 and 6)	515	595
Total bank loans, notes payable and other long-term obligations	177,793	63,170
Less: Current maturities and short-term debt	(122,003)	(29,905)
Total long-term debt	$ 55,790	$ 33,265

Seller notes payable are typically the deferred portion of purchase prices paid by the Company to acquire insurance agencies for resale by the Company to franchisees. Seller notes payable are secured by a collateral interest in the insurance policy renewal rights purchased by the Company. Sellers typically agree that their security interests are subordinate to Brooke Credit's security interests in the renewal rights of the agency, which also collateralize the loans made by Brooke Credit to franchisees. The renewal rights associated with the collateral interests of seller notes payable had estimated annual commissions of $39,369,000 and $38,491,000 at December 31, 2006 and 2005, respectively.

None of the Amortizable Intangible Assets described in footnote 1(g) and none of the Acquisitions and Divestitures described in footnote 12 were financed with seller note payables at December 31, 2006. Three notes payable to banks for Company debt require the Company to maintain minimum financial ratios or net worth and restrict dividend payments from Brooke Credit Corporation to the Company.

The note payable to DZ BANK AG Deutsche Zentral-Genossenschaftsbank contains the following covenants within the credit and security agreement, which include the following requirement of Brooke Credit Corporation: maintain a minimum stockholders' equity of $6,000,000, plus 75% of cumulative positive consolidated net income for all fiscal quarters (after adjustments for distributions to its sole shareholder, and excluding any fiscal quarter for which consolidated net income was negative), plus 75% of all equity and subordinated debt issued or incurred by Brooke Credit Corporation or its subsidiaries and Brooke Credit Corporation must maintain, at the end of each fiscal quarter, a positive consolidated net income for the four fiscal quarter periods then ending. Under the credit and security agreement, the Company is also subject to certain minimum stockholders' equity requirements.

The note payable to Valley View Bank contains the following covenant: maintain a minimum stockholders' equity of $6,100,000 in Brooke Credit Corporation.

The note payable to Fifth Third Bank, Canadian Branch contains the following covenant: maintain a minimum stockholders' equity of $35,000,000 in Brooke Credit Corporation.

The note payable to Fifth Third Bank contains the following covenants: maintain a minimum stockholders' equity of $40,000,000 and maintain positive net income for the trailing four quarters in Brooke Credit Corporation. The Company is also subject to certain minimum stockholders' equity requirements. The Fifth Third Bank warehouse facility also places restrictions on certain other warehouse line indebtedness to a maximum of $85,000,000.

The note payable to Home Federal Savings and Loan Association of Nebraska contains the following covenant: maintain a minimum stockholders' equity of $40,000,000 in Brooke Credit Corporation.

The note payable to Falcon Mezzanine Partners II, LP, FMP II Co.-Investment, LLC and JZ.Equity Partners PLC contains the following covenants: maximum prepayment rate on Brooke Credit Corporation's loan portfolio of 20%; maximum loan loss rate of 1.5%; minimum fixed charge coverage ratio as scheduled; maximum cash leverage ratio as scheduled; and maximum total leverage ratio as scheduled. In accordance with SFAS 150, a discount to this note payable was recorded which was based on the fair market value of the noteholder warrants at November 1, 2006, or approximately $2,737,000. The discount on the notes is being amortized over the life of the notes using the effective interest method. The amount of amortization resulting from discount accretion for the year ended December 31, 2006 was $41,000.

The other bank loans, notes payable and other long-term obligations do not contain covenants that: require the Company to maintain minimum financial ratios or net worth; restrict management's ability to buy or sell assets; restrict management's ability to incur additional debt; or include any subjective acceleration clauses.

Interest incurred on bank loans, notes payable and other long-term obligations for the years ended December 31, 2006, 2005 and 2004 was $9,834,000, $5,842,000 and $3,267,000, respectively.

Short-term debt represents the DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Fifth Third Bank, and Home Federal Savings and Loan lines of credit, the lines of credit listed in the preceding table and non-cash investing transactions utilized to purchase business assets.

Bank loans, notes payable and other long-term obligations mature as follows:

Twelve Months Ended Dec 31 (in thousands)	Bank Loans & Notes Payable	Capital Lease	Total
2007	$ 121,923	$ 80	$ 122,003
2008	6,958	90	7,048
2009	1,178	90	1,268
2010	1,223	100	1,323
2011	538	100	638
Thereafter	45,458	55	45,513
	$ 177,278	$ 515	$ 177,793

5. Long-Term Debt, Bonds Payable

Brooke Credit Corporation offered secured bonds (series 2000F) for sale to the public in $5,000 denominations. The bonds were issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. Holders of series 2000F bonds representing $4,315,000 in principal value elected to modify the terms of their bonds by extending the maturity date to July 1, 2006 and permitting the bonds to be called by Brooke Credit Corporation during the period from the original maturity date to the extended maturity date. These bonds were called during August 2005 and paid in full. Holders of series 2000F bonds representing the remaining $705,000 in principal value elected not to modify the terms of their bonds and were paid in full at maturity, July 1, 2004. In connection with the bonds, Brooke Credit Corporation covenanted not to incur debt or obligations superior to its obligations to bondholders or pay dividends to shareholders.

The Company offered unsecured debentures (Series A and Series B) for sale to the public in denominations of $1,000 with a minimum purchase amount of $5,000. The debentures were issued in book-entry form and registered in the name of The Depository Trust Company or its nominee. Interest was paid semi-annually on December 1st and June 1st. The Series B debentures were callable on the third anniversary of the date of issuance of the debentures. These debentures were called during December 2005 and paid in full. The Company used the debenture sale proceeds to acquire businesses for inventory, make corporate acquisitions, purchase loan participation certificates and make short-term working capital loans to businesses or other Company subsidiaries.

6. Long-Term Debt, Capital Leases

Phillips County, Kansas issued Industrial Revenue Bonds in February 2002 for the purpose of purchasing, renovating, and equipping an office building in Phillipsburg, Kansas for use as a processing center. The total bonds issued were $825,000, with various maturities through 2012. The Company leases the building from Phillips County, Kansas although it may be purchased by the Company for a nominal amount at the expiration of the lease agreement. Under the criteria established by SFAS 13, *"Accounting for Leases,"* this asset has been capitalized in the Company's financial statements.

Future capital lease payments and long-term operating lease payments are as follows:

Twelve Months Ended December 31 (in thousands)	Capital Real Estate	Operating Real Estate	Total
2007	$ 117	$ 6,715	$ 6,832
2008	121	5,483	5,604
2009	115	3,017	3,132
2010	118	1,284	1,402
2011	110	553	663
2012 and thereafter	57	32	89
Total minimum lease payments	638	$ 17,084	$ 17,722
Less amount representing interest	(123)		
		2005	
Total obligations under capital leases	515	$ 595	
Less current maturities of obligations under capital leases	(80)	(80)	
Obligations under capital leases payable after one year	$ 435	$ 515	

7. Income Taxes

Net income tax expense is the tax calculated for the year based on the Company's effective tax rate plus the change in deferred income taxes during the year. The elements of income tax expense are as follows:

(in thousands)	December 31, 2006	December 31, 2005	December 31 2004
Current	$ 4,293	$ 3,234	$ 3,057
Deferred	1,699	2,027	223
	$ 5,992	$ 5,261	$ 3,280

For the year ended December 31, 2006, income of $478,000 was earned in Bermuda and is excluded from the U.S. federal tax. Under current Bermuda law, DB Indemnity, Ltd. and The DB Group, Ltd. are not required to pay any taxes in Bermuda on either income or capital gains. They have received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed they will be exempted from taxation until March 28, 2016.

Reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

	December 31, 2006	December 31, 2005	December 31, 2004
U.S. federal statutory tax rate	35%	35%	34%
State statutory tax rate	4%	4%	4%
Miscellaneous	(3)%	(4)%	(5)%
Effective tax rate	36%	35%	33%

Reconciliation of income tax receivable:

(in thousands)	December 31, 2006	December 31, 2005
Income tax receivable—Beginning balance, January 1	$ 830	$ —
Income tax payments over (under) current tax liability	(350)	830
Income tax receivable—Ending balance	$ 480	$ 830

Reconciliation of deferred tax liability:

(in thousands)	December 31, 2006	December 31, 2005
Deferred income tax liability—Beginning balance, January 1	$ 5,141	$ 481
Accumulated other comprehensive income, unrealized gain (loss) on interest-only strip receivables	163	(19)
Accumulated other comprehensive income, currency exchange	(68)	—
Gain on sale of notes receivable	2,358	4,679
Balance, December 31	$ 7,594	$ 5,141

(in thousands)	December 31, 2006	December 31, 2005
Deferred income tax liability—Current	$ 1,439	$ 1,564
Deferred income tax liability—Long-term	6,155	3,577
Deferred income tax liability—Total	$ 7,594	$ 5,141

Deferred tax liabilities were recorded to recognize the future tax consequences of temporary differences between financial reporting amounts and the tax basis of existing assets and liabilities based on currently enacted tax laws and tax rates in effect for the years in which the differences are expected to reverse.

8. Employee Benefit Plans

The Company has a defined contribution retirement plan to which substantially all employees are eligible to participate. Employees may contribute up to the maximum amount allowed pursuant to the Internal Revenue Code, as amended. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for years ended December 31, 2006, 2005 and 2004.

9. Concentration of Credit Risk

The Company maintains cash balances at several banks. At December 31, 2006, the Company had account balances of $14,828,000 that exceeded the insurance limit of the Federal Deposit Insurance Corporation.

The Company sells participation interests in loans and asset-backed securities to numerous banks and finance companies. At December 31, 2006, the Company, through its securitization subsidiaries, had sold asset-backed securities totaling $82,346,000 to one financial institution, representing 44% of the asset-backed securities then issued. At December 31, 2006, the Company had sold participation interests in loans totaling $40,089,000 to one financial institution. This represents 21% of the participation interests then sold.

10. Segment and Related Information

The Company's three reportable segments as of and for the years ended December 31, 2006 and 2005 consisted of its Franchise Services Business, Brokerage Business and its Lending Services Business.

The Franchise Services Business segment includes the sale of insurance, financial and credit services on a retail basis through franchisees. The Brokerage Business segment includes the sale of hard-to-place and niche insurance policies on a wholesale basis, operations of a small life insurance company, the brokerage of loans for general insurance agencies, funeral homes and other small businesses. The Lending Services Business segment includes the solicitation, underwriting, origination, sale and servicing of loans. Revenues, expenses, assets and liabilities that are not allocated to one of the three reportable segments are categorized as "Corporate." Activities associated with Corporate include functions such as accounting, auditing, legal, human resources and investor relations. Activities associated with Corporate also include real estate ownership and corporate real estate management through Brooke Investments, Inc., and the operation of captive insurance companies that self-insure portions of the professional insurance agents' liability exposure of Brooke Franchise Corporation, its affiliated companies and its franchisees and provide financial guaranty policies to Brooke Credit Corporation and its participating lenders. Activities associated with Corporate also include the operations of First American Capital Corporation.

The results of each segment are separately audited and the segments' accounting policies are the same as those described in the summary of significant accounting policies. The Company assesses administrative fees to each business segment for legal, corporate and administrative services. Administrative fees for Franchise Services, Lending Services and Brokerage Business for the year ended December 31, 2006 totaled $4,800,000, $1,800,000 and $1,800,000, respectively, for the year ended December 31, 2005 totaled $5,100,000, $1,800,000 and $120,000, respectively, and for the year ended December 31, 2004 totaled $5,100,000, $900,000 and $60,000, respectively. Administrative fees are reported as an expense for the individual business segment and reported as "other operating expenses" in the reconciliation of the segment totals to the related consolidated totals. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other operating expenses."

The tables below reflect summarized financial information concerning the Company's reportable segments for the years ended December 31, 2006, 2005 and 2004:

2006 (in thousands)	Franchise Services Business	Brokerage Business	Lending Services Business	Corporate	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$ 99,190	$ 2,842	$ —	$ —	$ —	$ 102,032
Policy fee income	—	535	—	—	—	535
Insurance premiums earned	—	—	—	969	(309)	660
Interest income	275	17	19,147	642	(425)	19,656
Gain on sale of notes receivable	—	—	7,409	—	14	7,423
Consulting fees	2,731	5,980	—	1,197	—	9,908
Initial franchise fees for basic services	31,770	—	—	—	—	31,770
Initial franchise fees for buyers assistance plans	3,137	—	—	—	—	3,137

2006 (in thousands)	Franchise Services Business	Brokerage Business	Lending Services Business	Corporate	Elimination of Intersegment Activity	Consolidated Totals
Gain on sale of businesses	3,059	—	—	—	—	3,059
Other income	2,186	1,386	224	1,432	(3,713)	1,515
Total Operating Revenues	**142,348**	**10,760**	**26,780**	**4,240**	**(4,433)**	**179,695**
Interest expense	1,700	150	7,044	1,365	(425)	9,834
Commissions expense	78,318	1,120	—	24	—	79,462
Payroll expense	23,114	2,181	1,596	3,378	—	30,269
Insurance loss and loss expense incurred	—	—	—	708	—	708
Depreciation and amortization	68	265	876	1,192	10	2,411
Other operating expenses	35,241	3,776	5,999	(1,292)	(4,022)	39,702
Minority interest in subsidiary				575		575
Income Before Income Taxes	**3,907**	**3,268**	**11,265**	**(1,710)**	**4**	**16,734**
Segment assets	63,043	12,709	254,228	119,372	(125,963)	323,389
Expenditures for segment assets	—	—	13,312	11,690	—	25,002

2005 (in thousands)	Franchise Services Business	Brokerage Business	Lending Services Business	Corporate	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$ 80,490	$ 6,382	$ —	$ —	$ —	$ 86,872
Policy fee income	—	1,581	—	—	—	1,581
Insurance premiums earned	—	944	—	—	(133)	811
Interest income	139	245	10,674	68	(766)	10,360
Gain on sale of notes receivable	—	—	7,459	—	(24)	7,435
Consulting fees	4,916	1,666	—	—	(1,666)	4,916
Initial franchise fees for basic services	19,375	—	—	—	—	19,375
Initial franchise fees for buyers assistance plans	10,133	—	—	—	—	10,133
Gain on sale of businesses	3,091	—	—	—	—	3,091
Other income	874	376	316	19	(741)	844
Total Operating Revenues	**119,018**	**11,194**	**18,449**	**87**	**(3,330)**	**145,418**
Interest expense	1,515	332	3,208	1,554	(766)	5,843
Commissions expense	64,233	2,724	—	—	—	66,957
Payroll expense	19,620	3,647	1,483	3,865	—	28,615
Insurance loss and loss expense incurred	—	(60)	—	—	—	(60)
Depreciation and amortization	(14)	584	1,120	729	13	2,432
Other operating expenses	25,978	2,179	2,802	(1,754)	(2,540)	26,665
Income Before Income Taxes	**7,686**	**1,788**	**9,836**	**(4,307)**	**(37)**	**14,966**
Segment assets	58,141	8,384	96,629	54,169	(82,084)	135,239
Expenditures for segment assets	—	1,522	21,778	534	—	23,834

2004 (in thousands)	Franchise Services Business	Brokerage Business	Lending Services Business	Corporate	Elimination of Intersegment Activity	Consolidated Totals
Insurance commissions	$ 57,619	$ 6,285	$ —	$ —	$ —	$ 63,904
Policy fee income	—	2,003	—	—	—	2,003
Insurance premiums earned	—	401	—	—	—	401
Interest income	39	52	5,739	—	(758)	5,072
Gain on sale of notes receivable	—	—	2,448	—	27	2,475
Consulting fees	5,236	—	—	—	—	5,236
Initial franchise fees for basic services	8,795	—	—	—	—	8,795
Initial franchise fees for buyers assistance plans	8,122	—	—	—	—	8,122
Gain on sale of businesses	5,261	—	—	—	—	5,261
Other income	211	353	64	179	(153)	654
Total Operating Revenues	**85,283**	**9,094**	**8,251**	**179**	**(884)**	**101,923**
Interest expense	1,344	330	1,365	1,034	(806)	3,267

2004 (in thousands)	Franchise Services Business	Brokerage Business	Lending Services Business	Corporate	Elimination of Intersegment Activity	Consolidated Totals
Commissions expense	46,725	2,875	—	—	—	49,600
Payroll expense	11,262	3,314	1,441	4,134	—	20,151
Insurance loss and loss expense incurred	—	(17)	—	—	—	(17)
Depreciation and amortization	429	254	973	848	—	2,504
Other operating expenses	15,929	2,047	1,121	(2,085)	(568)	16,444
Income Before Income Taxes	**9,594**	**291**	**3,351**	**(3,752)**	**490**	**9,974**
Segment assets	47,300	13,869	78,821	11,048	(42,551)	108,487
Expenditures for segment assets	8,215	—	4,882	1,634	—	14,731

11. Related Party Information

Robert D. Orr, Chairman and Chief Executive Officer, and Leland G. Orr, Chief Financial Officer and Treasurer, own a controlling interest in Brooke Holdings, Inc. which owned 46.6% of the Company's common stock at December 31, 2006.

Brooke Holdings, Inc., Robert D. Orr, Leland G. Orr, Anita F. Larson, Shawn T. Lowry, Michael S. Lowry and Kyle L. Garst have agreed to vote their shares of the Company's common stock together and, as a group, they beneficially owned 6,598,720 shares, or 52.5%, of the Company's common stock at December 31, 2006.

Shawn T. Lowry, President and Chief Executive Officer of Brooke Franchise Corporation and Vice President of the Company, and Michael S. Lowry, President and Chief Executive Officer of Brooke Credit Corporation, are the co-members of First Financial Group, L.C. In June 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001 and the remaining balance of $771,000 was paid off in December 2006.

Kyle L. Garst, Senior Vice President of Brooke Franchise Corporation, is the sole manager and sole member of American Financial Group, L.L.C. In October 2001, First Financial Group, L.C. and American Financial Group, L.L.C. each guaranteed 50% of a Brooke Credit Corporation loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma and each received a 7.50% profit interest in The Wallace Agency. The loan was originated on October 15, 2001 and is scheduled to mature on January 1, 2014. At December 31, 2006, all but an immaterial amount of the entire loan principal balance of $313,000 was sold to unaffiliated lenders. The Company's exposure to loss on this loan totals $215,000, all of which is the recourse obligation by Brooke Credit Corporation on a loan participation balance.

Anita F. Larson, President and Chief Operating Officer of Brooke Corporation and Chairman of the Board of Brooke Credit Corporation, is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. Arensberg Insurance is a franchisee of Brooke Franchise Corporation pursuant to a standard form franchise agreement, and utilizes the administrative and processing services of Brooke Franchise Corporation's service center employees pursuant to a standard form service center agreement. Brooke Franchise Corporation receives in excess of $135,000 in fees from the franchisee in connection with each of these agreements.

Anita K. Lowry is the sister of Robert D. Orr and Leland G. Orr and the mother of Shawn T. Lowry and Michael S. Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. At December 31, 2006, Brooke Credit Corporation had no loans outstanding to American Heritage Agency as loan balances totaling $609,000 were paid off in September 2006.

12. Acquisitions and Divestitures

In November 2003, CJD & Associates, L.L.C. acquired 100% of the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. for an initial purchase price of $1,000,000. All of the initial purchase price was allocated to Amortizable Intangible Assets as disclosed in footnote 1(g). The sellers were entitled to an increase of the initial purchase price equal to 25% of Texas All Risk's monthly net revenues during the contingency period of November 2004 to October 2008. Any such purchase price increase was to be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, *"Business Combinations,"* the payment was recorded as an asset when made. Additional payments of the purchase price were made in the amount of $1,352,000 after the initial purchase.

In November 2005, CJD & Associates, L.L.C. transferred all of its interest in the outstanding shares of Texas All Risk General Agency, Inc. and T.A.R. Holding Co., Inc. to Brooke Franchise Corporation. The consideration for this transfer was $2,054,000, which represented the book value on November 30, 2005. Therefore, CJD & Associates, L.L.C. did not record a gain on this transfer. Brooke Franchise Corporation immediately sold 100% of the outstanding shares of Texas All Risk

General Agency, Inc. and T.A.R. Holding Co., Inc. to an unrelated party. The sale price was $3,450,000. The gain on sale of $1,396,000 was recognized by Brooke Franchise Corporation. Brooke Franchise paid consulting fees to CJD & Associates, L.L.C. in the amount of $1,396,000 in connection with the transaction.

In February 2004, the Company acquired insurance agency assets from Brent and Haeley Mowery for a total purchase price of $499,000. This agency was subsequently sold to a franchisee in July 2005 for $499,000 which resulted in a gain on sale of $68,000 from amortization recorded in prior periods.

In July 2002, the Company acquired 100% of the outstanding ownership interest of CJD & Associates, L.L.C. for an initial purchase price of $2,025,000. A portion of the initial purchase price has been allocated to Amortizable Intangible Assets as disclosed in footnote 1(g). The sellers are entitled to an increase of the initial purchase price equal to 30% of CJD & Associates' monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 28 of FAS 141, *"Business Combinations,"* the payment shall be recorded as an asset when made. Additional payments of the purchase price have been made in the amount of $2,386,000 since the initial purchase.

The Company acquired the stock or business assets of six auto insurance agencies during the year ended December 31, 2004 for purchase prices totaling $7,931,000 and subsequently sold these six agencies during the year ended December 31, 2004 for a total of $11,847,000. The Company originally intended to hold these six agencies for longer periods of time and, therefore, recorded amortization expenses. The gain on sale resulting from divestiture of these six agencies primarily resulted from recapturing amortization expenses and increasing the sales price to the approximate amount of initial franchise fees that would have been otherwise recorded, if originally sold to franchisees.

In December 2005, CJD & Associates, L.L.C., a wholly owned subsidiary of the Company, sold DB Indemnity, Ltd. and The DB Group, Ltd. to Brooke Investments, Inc., another wholly owned subsidiary of the Company. DB Indemnity, Ltd. was sold for $2,152,000 and The DB Group, Ltd. was sold for $1,070,000.

In December 2006, the Company acquired for a price of $2,552,000 approximately 47% of First American Capital Corporation's common stock for a price of $2,552,000, along with a warrant to purchase an additional 1,643,460 shares or 9% of the common stock. The warrant was exercisable for a purchase price of $448,000 after First American Capital's Articles of Incorporation were amended by its shareholders to increase its authorized shares of common stock to 25 million shares. Following the exercise of the warrants on January 31, 2007, on a fully diluted basis, the Company owned approximately 55% of the shares of FACC capital stock then outstanding or subject to other outstanding warrants. As a part of the transaction, the Company's brokerage subsidiary agreed in a Brokerage Agreement not to engage in any new managing general agent loan brokerage business after the closing and to then provide support and assistance to First American Capital Corporation's life insurance brokerage subsidiary to enable it to thereafter conduct that business. In addition to cash compensation of $3,000,000 for the shares of common stock purchased at closing and upon the exercise of the warrant held by the Company, the Stock Purchase and Sale Agreement provides that Brooke shall pay to First American Capital Corporation up to $6,000,000 as additional consideration for such shares if $6,000,000 of pretax profits are not generated over a three-year period by the life insurance brokerage subsidiary in accordance with a specified schedule.

13. Stock-Based Compensation

The Company adopted SFAS, *"Share-Based Payment,"* on January 1, 2006. The Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS 123R, *"Share-Based Payment."* The earnings per share has been adjusted to reflect the 2-for-1 stock split in 2004.

(in thousands, except per share data)	2006	2005	2004
Net income:			
As reported	$ 10,742	$ 9,705	$ 6,694
Pro forma		9,641	6,493
Basic earnings per share:			
As reported	0.79	0.89	0.69
Pro forma		0.89	0.67
Diluted earnings per share:			
As reported	0.76	0.86	0.65
Pro forma		0.86	0.63

The fair value of the options granted for the years ended December 31, 2006, 2005 and 2004 is estimated on the date of grant using the binomial option pricing model. The weighted-average assumptions used and the estimated fair value are as follows:

	2006	2005	2004
Expected term (in years)	5	6	2
Expected stock volatility	10 %	10%	30%
Risk-free interest rate	5 %	5%	5%
Dividend	1%	1%	1%
Fair value per share	$ 0.24	$ 0.29	$ 0.57

At December 31, 2006, there were no additional shares available for the grant of stock options under the Brooke Corporation 2001 Compensatory Stock Option Plan ("2001 Plan"), as the 2001 Plan terminated on April 27, 2006, except with respect to stock options then outstanding, upon the adoption on that date by the Company's shareholders of the 2006 Brooke Corporation Equity Incentive Plan ("2006 Plan"). The 2006 Plan includes stock options, incentive stock options, restricted shares, stock appreciation rights, performance shares, performance units and restricted share units as possible equity compensation awards. The 2006 Plan provides that a maximum of 500,000 shares of common stock may be issued pursuant to awards granted under such Plan. No awards were granted under the 2006 Plan during the fiscal year ended December 31, 2006, and, accordingly, at that date there were 500,000 shares available for granting of stock-based awards under the 2006 Plan.

	Shares Under Option	Weighted Average Exercise Price
Outstanding, January 1, 2004	643,440	$ 2.84
Granted	16,000	9.45
Exercised	(46,670)	2.09
Terminated and expired	(50,220)	2.09
Outstanding December 31, 2004	562,550	3.07
Granted	24,400	23.49
Exercised	(187,030)	4.03
Terminated and expired	(40,580)	5.00
Outstanding, December 31, 2005	359,340	3.58
Granted	2,000	13.56
Exercised	(110,178)	2.92
Terminated and expired	(22,512)	4.12
Outstanding December 31, 2006	228,650	$ 3.36

130,652 options to purchase shares were exercisable at December 31, 2006. The following table summarizes information concerning outstanding and exercisable options at December 31, 2006.

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding	Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.21 – $23.49	228,650	5.3	$ 3.36	130,652	$ 3.35

14. Intangible Assets

There were no intangible assets with indefinite useful lives as of December 31, 2006, and December 31, 2005. The intangible assets with definite useful lives had a value of $8,196,000 and $6,092,000 at December 31, 2006, and December 31, 2005, respectively. Of these assets, $4,512,000 and $2,650,000, respectively, were recorded as a servicing asset on the balance sheet. The remaining assets were included in "Other Assets" on the balance sheet. Amortization expense was $1,204,000, $1,612,000 and $1,875,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Amortization expense for amortizable intangible assets for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 is estimated to be $1,497,000, $1,183,000, $977,000, $849,000 and $745,000, respectively.

15. Supplemental Cash Flow Disclosures

	2006	2005	2004
Supplemental disclosures: (in thousands)			
Cash paid for interest	$ 9,054	$ 4,439	$ 2,586
Cash paid for income tax	$ 315	$ 4,624	$ 2,857

Business inventory decreased from December 31, 2005 to December 31, 2006. During the years ended December 31, 2006, 2005 and 2004, the statements of cash flows reflect the purchase of businesses into inventory provided by sellers totaling $12,221,000, $14,318,000 and $11,740,000, respectively, the write down to realizable value of inventory of $975,000, $0 and $130,000, respectively, and the change in inventory of $2,725,000, $4,036,000 and $655,000, respectively.

(in thousands)	December 31, 2006	December 31, 2005	December 31, 2004
Purchase of business inventory	$ (25,254)	$ (27,536)	$ (18,996)
Sale of business inventory	39,225	37,818	29,951
Net cash provided from sale of business inventory	13,971	10,282	10,955
Cash provided by sellers of business inventory	(12,221)	(14,318)	(11,740)
Write down to realizable value of inventory	975	—	130
(Increase) decrease in inventory on balance sheet	$ 2,725	$ (4,036)	$ (655)

16. Statutory Requirements

DB Indemnity, Ltd. is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $120,000, a percentage of outstanding losses or a given fraction of net written premiums. At December 31, 2006, the Company was required to maintain a statutory capital and surplus of $120,000. Actual statutory capital and surplus was $2,410,000 and $2,147,000 at December 31, 2006, and 2005, respectively. Of the actual statutory capital $120,000 and $120,000 is fully paid up share capital, and, accordingly, all of the retained earnings and contributed surplus were available for payment of dividends to shareholders.

DB Indemnity, Ltd. is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not qualify as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities. DB Indemnity, Ltd. was required to maintain relevant assets of at least $2,017,000 and $564,000 at December 31, 2006, and 2005, respectively. At December 31, 2006 and 2005, relevant assets were $5,099,000 and $2,900,000, respectively. The minimum liquidity ratio was, therefore, met.

The DB Group, Ltd. is required by its license to maintain statutory capital and surplus greater than a minimum amount determined as the greater of $1,000,000, a percentage of outstanding losses or a given fraction of net written premiums. At December 31, 2006, the Company was required to maintain a statutory capital and surplus of $1,000,000. Actual statutory capital and surplus was $1,263,000 and $1,063,000 at December 31, 2006, and 2005, respectively. Of the actual statutory capital $1,102,000 and $1,102,000 is fully paid up share capital and contributed surplus, and, accordingly, all of the retained earnings were available for payment of dividends to shareholders.

The DB Group, Ltd. is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets are not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and deposits, investment income accrued and insurance balances receivable. Certain categories of assets do not quality as relevant assets under the statute. The relevant liabilities are total general business insurance reserves and total other liabilities, less sundry liabilities.

The DB Group, Ltd. was required to maintain relevant assets of at least $65,000 and $0 at December 31, 2006, and 2005, respectively. At December 31, 2006 and 2005, relevant assets were $1,349,000 and $1,063,000, respectively. The minimum liquidity ratio was, therefore, met.

First Life America, Inc. ("FLAC"), the life insurance subsidiary of First American Capital Corporation ("FACC") prepares its statutory-basis financial statements in accordance with statutory accounting practices ("SAP") prescribed or permitted by the Kansas Insurance Department ("KID"). Currently, "prescribed" statutory accounting practices include state insurance laws, regulations, and general administrative rules, as well as the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. During 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification replaced the NAIC Accounting Practices and Procedures Manual and was effective January 1, 2001. The impact of Codification was not material to FLAC's statutory-basis financial statements.

Net income for 2006 and capital and surplus at December 31, 2006 for First American Capital Corporation's insurance operations as reported in these financial statements prepared in accordance with GAAP as compared to amounts reported in accordance with SAP prescribed or permitted by the KID are as follows:

GAAP		SAP	
Net Income (loss)	Capital and Surplus	Net Income (loss)	Capital and Surplus
254,517	7,659,130	215,257	3,695,244

Principal differences between GAAP and SAP include: a) costs of acquiring new policies are deferred and amortized for GAAP; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions for GAAP; c) statutory asset valuation reserves are not required for GAAP; and d) available-for-sale fixed maturity investments are reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity for GAAP.

Statutory restrictions limit the amount of dividends, which may be paid by FLAC to FACC. Generally, dividends during any year may not be paid without prior regulatory approval, in excess of the lesser of (a) 10% of statutory shareholders' surplus as of the preceding December 31, or (b) statutory net operating income for the preceding year. In addition, FLAC must maintain the minimum statutory capital and surplus required for life insurance companies in those states in which it is licensed to transact life insurance business.

The KID imposes on insurance enterprises minimum risk-based capital ("RBC") requirements that were developed by the NAIC. The formulas for determining the amount of RBC specify various weighing factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by ratio of the enterprises regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Enterprise's below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. FLAC has a ratio that is in excess of the minimum RBC requirements; accordingly, the Company's management believes that FLAC meets the RBC requirements.

17. Reinsurance

In order to reduce the risk of financial exposure to adverse underwriting results, insurance companies reinsure a portion of their risks with other insurance companies. FLAC has entered into agreements with Generali USA Life Reassurance Company ("Generali") of Kansas City, Missouri, Optimum Re Insurance Company ("Optimum Re") of Dallas, Texas, and Wilton Reassurance Company ("Wilton Re") of Wilton, CT, to reinsure portions of the life insurance risks it underwrites. Pursuant to the terms of the agreements, FLAC retains a maximum coverage exposure of $50,000 on any one insured. At December 31, 2006, FLAC ceded inforce amounts totaling $27,436,000 of ordinary business and $31,184,000 of accidental death benefit risk.

Pursuant to the terms of the agreement with Generali, FLAC generally pays no reinsurance premiums on first year individual business. However, SFAS No. 113 requires the unpaid premium to be recognized as a first year expense and amortized over the estimated life of the reinsurance policies. FLAC records this unpaid premium as "reinsurance premiums payable" in the accompanying balance sheet and as "reinsurance premiums ceded" in the accompanying income statement. At December 31, 2006, the unpaid reinsurance premiums net of amortization totaled $11,489. To the extent that the reinsurance companies are unable to fulfill their obligations under the reinsurance agreements, FLAC remains primarily liable for the entire amount at risk.

FLAC is party to an Automatic Retrocession Pool Agreement (the "Reinsurance Pool") with Optimum Re, Catholic Order of Foresters, American Home Life Insurance Company and Woodmen of the World. The agreement provides for automatic retrocession of coverage in excess of Optimum Re's retention on business ceded to Optimum Re by the other parties to the Reinsurance Pool. FLAC's maximum exposure on any one insured under the Reinsurance Pool is $50,000. During 2006, FLAC assumed inforce amounts totaling $22,377,000.

18. Contingencies

In July 2002, the Company entered into an agreement to purchase CJD & Associates, L.L.C. The sellers are entitled to an increase of the initial purchase price equal to 30% of CJD & Associates' monthly net revenues during the contingency period of October 1, 2003 to October 1, 2007. Additional payments of the purchase price have been made in the amount of $2,386,000 since the initial purchase. Based on historical trends, the Company estimates remaining payments to the sellers of $578,000 in the fiscal year 2007.

In December 2006, the Company closed on a Stock Purchase and Sale Agreement with First American Capital Corporation, a Kansas corporation ("FACC"), pursuant to which, among other things, the Company acquired at closing for a cash price of $2,552,132 a total of 3,742,943 shares of common stock, representing approximately 46.8% of FACC common stock then outstanding, along with a warrant to purchase 1,643,460 shares of additional common stock for an additional purchase price of $447,818. In addition to cash compensation totaling $3 million for the shares of common stock purchased at closing or upon the subsequent exercise of warrants, the Stock Purchase and Sale Agreement provides that the Company shall pay to FACC up to $6 million as additional consideration for such shares if $6 million of pretax profits are not generated over a three-year period by the life insurance brokerage subsidiary in accordance with the following schedule: (i) at least One Million Five Hundred Thousand Dollars ($1,500,000) of pretax profits during the twelve-months ended September 30, 2007, (ii) at least Two Million Dollars ($2,000,000) of pretax profits during the twelve-months ended September 30, 2008, and (iii) at least Two Million Five Hundred Thousand Dollars ($2,500,000) of pretax profits during the twelve-months ended September 30, 2009.

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters and collectively, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to the financial condition, operations or cash flows of the Company.

19. Foreign Currency Translation

In March 2005, Brooke Credit Corporation formed a Canadian subsidiary, Brooke Canada Funding, Inc. Until February 2006, the subsidiary conducted limited operations and did not own any assets. During February 2006, a $10,000,000 (Canadian dollars) line of credit was established with the Canadian Branch of Fifth Third Bank, as disclosed in footnote 4. The current operations of Brooke Canada Funding, Inc. consist of the funding of loans in Canada for Brooke Credit Corporation.

The financial position and results of operations of the Canadian subsidiary are determined using local currency, Canadian dollars, as the functional currency. Assets and liabilities of the subsidiary are translated at the exchange rate in effect at each period end. Income statement accounts are translated at the weighted average rate of exchange during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account which is a piece of the accumulated other comprehensive income within shareholders' equity. The amount of the gross translation adjustment included in accumulated other comprehensive income at December 31, 2006 was $179,000. The amount of the translation adjustment that was allocated to taxes was $68,000 which results in a net effect of $111,000 on accumulated other comprehensive income at December 31, 2006.

20. New Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS 155, *"Accounting for Certain Hybrid Instruments "*, an amendment of SFAS 133 and 140. The provisions of this standard allow financial instruments that have embedded derivatives to be accounted for as a whole instrument if the holder elects to account for the whole instrument on a fair value basis, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The new standard also amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006, which, for the Company, is fiscal year 2007. The residual interests in securitizations are freestanding instruments, not hybrid instruments, and do not contain any material embedded derivatives requiring separation from the host contract. The Company does not anticipate a material effect on its consolidated financial statements by the issuance of SFAS 155.

In March 2006, the FASB issued an amendment to SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* The amendment was SFAS 156, *"Accounting for Servicing of Financial Assets."* This Statement requires servicing assets and liabilities to be initially valued at fair value. This provision does not have a material impact to the Company's financial statements, as the servicing assets and liabilities have initially been valued at fair value. In addition, this Statement permits an entity to choose to continue to amortize servicing rights in proportion to and over the period of estimated net servicing income, as currently required under SFAS 140, or report servicing rights at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur. The effective date of this Statement is as of the beginning of the first fiscal year that begins after September 15, 2006, which, for the Company, is fiscal year 2007. However, the Company elected to early adopt this Statement as of December 31, 2005 and continues to value servicing assets and liabilities based on the amortization method. Therefore, there is not a material impact to the financial statements.

On July 14, 2006, the FASB issued Interpretation No. 48 (FIN 48), "*Accounting for Uncertainty in Income Taxes*," an Interpretation of SFAS 109, "*Accounting for Income Taxes*." FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the company determines that it is more-likely-than-not that the tax position will be ultimately sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006, which, for the Company, is fiscal year 2007. Management is currently assessing what impact, if any, the application of this standard could have on the Company's results of operations and financial position.

In September 2006, the FASB issued SFAS 157, "*Fair Value Measurements,*" which provides enhanced guidance for using fair value measurements in financial reporting. While the standard does not expand the use of fair value in any new circumstance, it has applicability to several current accounting standards that require or permit entities to measure assets and liabilities at fair value. This standard defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Application of this standard is required for the Company beginning in 2008. Management is currently assessing what impact, if any, the application of this standard could have on the Company's results of operations and financial position.

In September 2006, the FASB issued SFAS 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*" This statement is effective as of the end of the fiscal year ending after December 15, 2006, which, for the Company, is fiscal year 2007. The Company believes this will not have a material impact to the financial statements.

In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for an entity's first fiscal year that begins after November 15, 2007, which, for the Company, is fiscal year 2008. Management is currently assessing what impact, if any, the application of this standard could have on the Company's results of operations and financial position.

21. Subsequent Events

On January 8, 2007, the Company completed the acquisition of Generations Bank, a federal savings bank, by purchasing for $10.1 million in cash all of the issued and outstanding capital stock of the Bank from Kansas City Life Insurance Company pursuant to a Stock Purchase Agreement dated January 23, 2006. Brooke Corporation assigned its rights and obligations under the Agreement to its wholly owned subsidiary, Brooke Brokerage Corporation, prior to the closing. The Bank will operate under the name Brooke Savings Bank, with the main retail banking office for the Bank relocated from Kansas City, Missouri, to Phillipsburg, Kansas, and administrative offices of the Bank relocated to the Company's Overland Park, Kansas office.

On February 14, 2007, First American Capital Corporation and Brooke Brokerage Corporation announced that they had entered into a definitive agreement by which FACC would acquire all of the outstanding capital stock of Brooke Savings Bank from Brooke Brokerage Corporation in exchange for 6,047,904 shares of FACC's common stock with a value of approximately $10.1 million. Consummation of the transaction is subject to regulatory approvals and other closing conditions and is expected to close on or before the first quarter of 2008. Based on current outstanding shares of the First American Capital Corporation common stock, the proposed transaction would result in an increase of the Company's direct and indirect ownership of First American Capital Corporation from its current level of approximately 55 percent to approximately 72 percent on a fully diluted basis.

In February 2007, the Company entered into a definitive agreement by which Brooke Credit Corporation, its finance company subsidiary, will merge with Oakmont Acquisition Corp. ("Oakmont"). Oakmont is a blank check or special purpose acquisition company formed for the purpose of investing in an operating business. At September 30, 2006, Oakmont had approximately $48,613,000 in cash available for effecting a business combination. Under the terms of the agreement and subject to the necessary approvals, Brooke Credit will merge with and into Oakmont, with the surviving company operating under the name of Brooke Credit Corporation. At closing, the Company and other shareholders and warrant holders of Brooke Credit Corporation will receive merger consideration of 17,455,000 shares of Oakmont common stock with a value of approximately $104,731,000, assuming a $6.00 stock price. The Company and other shareholders and warrant holders will receive an additional 4,000,000 shares of Oakmont common stock should Brooke Credit achieve adjusted earnings of $15,000,000 in 2007, and an additional 1,000,000 million shares should Brooke Credit achieve adjusted earnings of $19,000,000 based on the same computation in 2008. At the closing of the transaction, the Company and other former shareholders of Brooke Credit Corporation will own approximately 58.2% of the outstanding shares of common stock of Oakmont. Giving effect to the increased shares in the event the financial goals are achieved during 2007 and 2008, the Company and other former shareholders of Brooke Credit Corporation would own approximately 63.6% of the outstanding shares of common stock of Oakmont. These percentages of the Company's ownership of Oakmont common stock do not reflect the effect of any exercise of any outstanding Oakmont warrants; however, do reflect the effect of outstanding Brooke Credit warrants. If all of Oakmont outstanding warrants are exercised, then Brooke Credit would receive up to approximately $85,752,000 in additional equity, and the ownership interest of the Company and other former shareholders of Brooke Credit Corporation would decrease to approximately 41.8% of Oakmont's outstanding shares, assuming the 2007 and 2008 financials goals are achieved, and approximately 36.1% of outstanding shares if the financial goals are not achieved.

In February 2007, First Life Brokerage, Inc., a subsidiary of First American Capital Corporation, changed its name to Brooke Capital Advisors, Inc.

In March 2007, the Company purchased 748,000 shares of Northern Capital, Inc. Class B Convertible Preferred Stock at a price of $2.50 per share. Northern Capital, Inc. is a managing general agent that owns a Florida insurance company.

22. Reclassifications

Certain accounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

23. Quarterly Operating Results (unaudited)

Operating results for the quarters ended 2006 and 2005 were as follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Total revenues	$ 41,186	$ 45,565	$ 48,695	$ 44,249
Total expenses	35,572	40,957	44,639	41,793
Income before income taxes	5,614	4,608	4,056	2,456
Net income per share:				
Basic	0.28	0.23	0.20	0.08
Diluted	0.27	0.22	0.18	0.08
2005				
Total revenues	$ 35,648	$ 33,399	$ 37,085	$ 39,286
Total expenses	30,353	30,071	34,118	35,910
Income before income taxes	5,295	3,328	2,967	3,376
Net income per share:				
Basic	0.36	0.21	0.19	0.21
Diluted	0.34	0.20	0.18	0.20

The earnings per share is based on the weighted average number of shares outstanding at the end of each quarter. In September 2006 the Company issued an additional 20,000 shares of convertible preferred stock. In August 2005 the Company had a secondary offering that issued an additional 2,875,000 shares of common stock. This affected the weighted average shares outstanding for the year which affects the annual earnings per share reported on the consolidated statement of operations.

Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly between quarters.


BROOKE

"Brooke is first and foremost a franchisor. As such, the Connect the Dots slides focus on franchising."

Robert Orr, CEO and Founder, Brooke Corporation

CONNECT THE DOTS


B
BROOKE

O WHY A BROOKE FRANCHISE?

O Join The Revolution

- Purchasing Power
- Hard Work to Hard Cash
- Loan Availability
- Agency Automation
- More to Come

O The Key To Access

- National Consultants
- Local Assistance
- Peer Connections

O Our Campus

- Processing Center
- Advertising Center
- Facility Center
- Logo Center


BROOKE

We believe franchising is saving the independent insurance agency.

JOIN THE REVOLUTION

- **Purchasing Power**
- Insurance Company Relationships
- Access to Professional Assistance
- Vendor Discounts
- Branding Economies
- Basic Services from our Campus
- Vendor Discounts

- **Hard Work to Hard Cash**
- More Buyers
- Less Transaction Risk
- Franchise Sales Team
- Easier Ownership Transition

- **Loan Availability**
- Unique Insurance Lending Specialization
- 100+ Bank Lender Network
- $1/3 Billion in Insurance Loans
- Innovative Insurance Collateral Preservation
- 1st to Securitize Insurance Loans
- $100 Million on all Lines of Credit

- **Agency Automation**
- Electronic Storage Innovations
  - E-Attach
  - Auto Attach
- Email Integration Innovations
  - E-Notes
  - E-Minders
  - E-Aware
  - E-Fax
  - E-Images

- Management Modules
  - Document management
  - Cash management
  - Personal management
  - Marketing management
  - Office management
  - Insurance Services
  - Professional Consultation
  - Franchise Communication

- **More to Come**
- 1,000 Franchise Locations
- 24 Hour Call Transfer
- Brooke Academy Facility
- Customer Website
- Banking Agents

CONNECT THE DOTS


DEATH OF AN INSURANCE SALESMAN?
The Sale of Insurance and Financial Services in the Internet Age
Robert D. Orr

KEY TO ACCESS

National Consultants
- Human Resource Specialist
- E&O Claims Specialists
- Forms Library
- National Coordinators
- Regulatory and Licensing Specialists

Local Assistance
- Regional Managers
- Service Center Managers
- Area Managers
- Placement Center Managers

Peer Connections
- National Franchise Convention
- E-Mail Connections
- Franchise Council
- Brooke Academy
- Local Franchise Fairs


HOUSE BLEND

The basic franchise services provided by our Phillipsburg campus include cash, document, brand and office management.

OUR CAMPUS

- **Processing Center**
- Document Management
  - Document Distribution
  - Customer Setup
  - Document Sorting
  - Document Imaging
- Commissions Cash Management
  - Commission Allocation
  - Orphan Research
  - Franchise Safeguards
- Franchise Cash Management
  - Receipt Allocation
  - Check Allocation
  - Trust Account Reconciliation
- Management Reporting
  - Monthly Statements
  - Uncollected Accounts
  - Escrowed Receipts
  - Custom Reports

- **Advertising Center**
- Advertising Center Branding
  - Branding Control
  - Branding Results
  - Branding Efficiency
- Advertising Center Building
  - Video Production Studio
  - Professionals' Workspace
  - Materials Showroom
  - Merchandise Store
  - Print Shop
- Advertising Center Professionals
  - Traditional Advertising
  - Direct Mail Advertising
  - Alternative Advertising
  - Public Relations
  - Lead Generation
  - Location Analysis

- **Facility Center**
- Location Selection
  - Research
  - Analysis
  - Approval
  - Negotiation
- Facility Support
  - Computer Support
  - Emergency Assistance
  - Office Utilities Support
- Office Setup
  - Office Rent Agreement
  - Office Renovations
  - Office Equipment
  - Office Utilities

- **Logo Center**
- Logo Stores
  - Supplies
  - Clothing
  - Knick Knacks
  - Orders
- Logo Programs
  - Signage Program
  - Mobile Logo Program
  - Team Logo Program


B
BROOKE
Listed [BXXX]
NASDAQ
B
BROOKE

THE BROOKE REVOLUTION IS HERE AND NOW

- Subsidiary Of NASDAQ-Listed Company
- 22nd Largest US Agency
- #1 US Franchise in Category
- 2005 Premium Player
- 700+ US Franchises

FORM 10-K

Any stockholder wishing to obtain a copy of Brooke Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Brooke Corporation at the corporate mailing address listed below. In addition, our Annual Report on Form 10-K may be accessed directly at www.brookeagent.com.

James H. Ingraham
Brooke Corporation
PO Box 412008
Kansas City, MO 64141-2008

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

COMMON STOCKHOLDER INQUIRIES

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Shareholder Services at (800) 937-5449.

PREFERRED STOCKHOLDER INQUIRIES

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Brooke Corporation's Investment Relations Department at (800) 642-1872.

AUDITORS

Summers, Spencer, and Callison, CPAs, Chartered
5825 SW 29th Street
Topeka, KS 66614

PHOTOGRAPHY

Denny Medley, Random Photography

ANNUAL MEETING

Brooke Corporation's 2007 Annual Meeting of Shareholders will be held on Thursday, April 26, 2007 at 10 a.m. (CDT) at the Doubletree Hotel Overland Park - Corporate Woods, 10100 College Boulevard, Overland Park, Kansas.

TRADING INFORMATION

Brooke Corporation's common stock is listed on the NASDAQ Global Market, trading under the symbol "BXXX". From May 28, 2003 until Brooke Corporation's June 20, 2005 listing on NASDAQ, Brooke Corporation's common stock was listed on the American Stock Exchange, LLC (AMEX), trading under the symbol "BXX". The following table sets forth information as to the price range of Brooke Corporation's common stock for the fiscal years ending December 31, 2006 and 2005, as reported on the NASDAQ and AMEX listings. Information is also provided as to dividends declared per common share for the fiscal years ending December 31, 2006 and 2005.

WEBSITE www.brookeagent.com/corporation

During the fiscal year ended December 31, 2006, we paid quarterly cash dividends of $.16, $.18, $.18 and $.18 per share of common stock, respectively, for the first, second, third and fourth quarters. During the fiscal year ended December 31, 2005, we paid quarterly cash dividends in the amount of $.16, $.16, $.16 and $.16 per share of common stock, respectively, for the first, second, third and fourth quarters.

Quarter	Ending	Market	High Bid/Sale	Low Bid/Sale
Fourth	Dec 31, 2006	NASDAQ	$13.00	$9.10
Third	Sep 30, 2006	NASDAQ	$13.00	$11.00
Second	Jun 30, 2006	NASDAQ	$13.13	$10.14
First	Mar 31, 2006	NASDAQ	$14.00	$9.77
Fourth	Dec 31, 2005	NASDAQ	$14.97	$12.03
Third	Sep 30, 2005	NASDAQ	$15.00	$10.86
Second	Jun 30, 2005	NASDAQ	$17.71	$10.00
First	Mar 31, 2005	AMEX	$26.25	$9.75

As of February 28, 2007, there were 460 shareholders of record of Brooke Corporation's common stock. This number excludes an indeterminate number of stockholders whose shares are held by brokers or "nominees" in street name.

Cautionary Language Regarding Forward-Looking Statements

This annual report to stockholders contains forward-looking statements, which by their nature involve risks and uncertainties. Brooke Corporation's Annual Report on Form 10-K for the year ended December 31, 2006, contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.



BROOKE NATIONAL OFFICE
10950 GRANDVIEW DRIVE
OVERLAND PARK, KANSAS 66210
800.642.1872

BROOKE PHILLIPSBURG CAMPUS
210 WEST STATE STREET
PHILLIPSBURG, KANSAS 67661
800.747.4237

www.brookeagent.com

END

BROOKE Auto Insurance™

BROOKE INSURANCE®

BROOKE CREDIT CORPORATION™